Exhibit 99.5

GROW

2012 ANNUAL REPORT

Sun Life Financial

OUR FOUR

PILLARS

Become the best performing life insurer in Canada

Enhance our leadership position in U.S. group insurance and become top 5 in voluntary benefits

Grow our asset management business globally

Grow Asia to become a more significant part of Sun Life’s results

1 Financial highlights

3 The world of Sun Life Financial

4 Chairman’s message

6 Chief Executive Officer’s message

17 Management’s Discussion and Analysis

85 Consolidated Financial Statements

164 Sources of Earnings

166 Board of Directors and Executive Team

167 Subsidiary and affiliate companies

170 Major offices

173 Corporate and shareholder information

FINANCIAL1

HIGHLIGHTS1

As of December 31

COMMON SHARE INFORMATION

2012 2011 2010 2009

Closing share price TSX (C$) 26.37 18.90 30.11 30.25

NYSE (US$) 26.53 18.52 30.10 28.72

PSE (Philippine pesos) 995 1000 1251 1220

Market capitalization (C$ millions) 15,810 11,109 17,292 17,076

Dividends per common share (C$) 1.44 1.44 1.44 1.44

Book value per share (C$) 23.55 22.15 24.23 27.44

1,679 1,554 1,406 1,477

34

(370)

2010 2011 2012

NET INCOME

common shareholders’ net income operating net income2

12.3%

10.7%

0.3%

2010 2011 2012

OPERATING RETURN ON EQUITY

228% 211% 209%

2010 2011 2012

MINIMUM CONTINUING CAPITAL AND SURPLUS REQUIREMENTS RATIO

533 465 466

2010 2011 2012

ASSETS UNDER MANAGEMENT

Canada 43% U.S. 34% UK 5% Asia 7% MFS 11%

REVENUE BY BUSINESS SEGMENT*2

*Excludes fair value change for FVTPL assets/liabilities.

SUN LIFE ASSURANCE COMPANY OF CANADA

20123 2011 2010 2009

Financial strength ratings A.M. Best A+ A+ A+ A+

DBRS lC-1 lC-1 lC-1 lC-1

Moody’s Aa34 Aa34 Aa3 Aa3

Standard & Poor’s AA- AA- AA- AA4

1All results are based on Combined Operations as defined in our 2012 annual Management’s Discussion and Analysis. Prior period amounts have been restated as described in Note 2B in our 2012 Consolidated Financial Statements.

2 A Non-IFRS financial measure. For additional information see Non-IFRS Financial Information in the Company’s 2012 annual Management’s Discussion and Analysis.

3As of February 12, 2013.

4Negative outlook.

Sun Life Financial Inc. Annual Report 2012

CANADA
VANCOUVER
MONTREAL
TORONTO
BOSTON
UNITED STATES
PHOENIX
BERMUDA
MEXICO CITY
SÃO PAULO
BUENOS AIRES
IRELAND
UNITED KINGDOM
LONDON
ROTTERDAM
FRANKFURT
PARIS
ZURICH
MILAN
MADRID
DUBAI
CHINA
HONG KONG
INDIA
VIETNAM
MALAYSIA*
PHILIPPINES
INDONESIA
SINGAPORE
TOKYO
SYDNEY
Sun Life Financial around the world
MFS Investment Management

2

CANADA

VANCOUVER MONTREAL

TORONTO BOSTON

UNITED STATES PHOENIX

MEXICO CITY BERMUDA

UNITED KINGDOM

IRELAND

LONDON ROTTERDAM

FRANKFURT PARIS ZURICH

MILAN MADRID

CHINA

HONG KONG

VIETNAM TOKYO INDIA

HONG KONG

DUBAI

PHILIPPINES MALAYSIA*

S SINGAPORE

INDONESIA

SYDNEY

* Expected to commence in 2013

SÃO PAULO

BUENOS AIRES

Sun Life Financial around the world

MFS Investment Management

At February 2013

THE WORLD OF

SUN LIFE FINANCIAL

CORPORATE PROFILE

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers.

Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda.

OUR MISSION

To help customers achieve lifetime financial security.

OUR VISION

To be an international leader in protection and wealth management.

EMPLOYEES WORLDWIDE 1

Canada 7,815

U.S. 2,260

MFS 1,695

India 740

Philippines 870

Hong Kong 635

Ireland 345

Indonesia 350

U.K. 145

Bermuda 30

China 5

14,890

OUR CORE VALUES

INTEGRITY

We are committed to the highest standards of business ethics and good governance.

ENGAGEMENT

We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.

CUSTOMER FOCUS

We provide sound financial solutions for our customers and always work with their interests in mind.

EXCELLENCE

We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

VALUE

We deliver value to the customers and shareholders we serve and to the communities in which we operate.

ADVISORS WORLDWIDE 1, 2

India 109,995

Philippines 5,740

Indonesia 5,005

Canada 3,715

China 2,920

Hong Kong 1,170

128,545

1As of December 31, 2012.

2Includes our joint ventures in India, China and the Philippines.

Sun Life Financial Inc. Annual Report 2012

LAST YEAR WAS A SUCCESSFUL YEAR FOR YOUR COMPANY. WE HAD POSITIVE EARNINGS IN EACH QUARTER AND OUR OVERALL RETURN ON EQUITY EXCEEDED 12%. OUR DIVIDEND WAS MAINTAINED AND OUR CAPITAL STRENGTH REINFORCED.

In late 2011, your board approved the strategy proposed by the management team to build your company in four streams, aiming to be the best insurance company in our Canadian heartland, grow our group business in the U.S., expanding our presence in the growing markets of Asia, and building a dynamic asset management business with MFS at its core. In all of these areas we made progress in 2012, with excellent results in Canada, sharply increased sales as the year progressed in the U.S., the announcement of further business in Vietnam and Malaysia and spectacular growth at MFS.

In all of these businesses our success is built on providing high quality products and services for our customers. We have many product names and many wrappers for our services, but in fact, we provide only two services to customers. We provide funds at times of difficulty to cover critical expenses, and we invest our customers’ savings productively.

In November your Board had the opportunity to experience first-hand one aspect of our customer experience when we visited our Waterloo call centre. We each sat with an experienced customer service representative and listened in on the calls they were taking. To a person, we were thoroughly impressed with the knowledge, professionalism and care these employees exhibited. They are outstanding ambassadors who do us proud every single day.

The Board’s customer focus also extended to two special events in 2012, the first in Vancouver and the second in Toronto. These events provided a chance for your Board to meet and get to know some of our biggest clients and major business partners – and to hear first-hand how those relationships are regarded. It’s clear that a significant part of our growing shareholder value is the strength of our enduring client relationships.

Chairman’s Message

SUN LIFE

IN 2012

The assets we manage for our customers surpassed $500 billion during the year. We feel the depth of the trust placed in us by these many investors very deeply. MFS continued to provide investment performance at a very high standard with over 85% of customers receiving returns in excess of the benchmarks for their mutual funds over the past three years.

While we inevitably make mistakes from time to time, I think you can be proud that your employees have again delivered service to customers in 2012 at a very high standard.

At the time of writing, the sale of our variable annuity business in the U.S. has not been finalised, but this transaction marks the conclusion of a phase of consolidation brought on by the economic troubles which started in 2008. Of course, we remain exposed to the environment we are in, and low interest rates are difficult for a company like yours which provides long term contracts, but your management team is now in a position to look forward to focusing on its growth agenda. The lessons of the last five years and the attention to detailed risk management will be with us forever, but they can now form the foundations of that growth agenda, rather than our sole preoccupation.

Two strong voices on the Board are retiring this year. Both David Kerr and Mitch Merin have been unhesitatingly generous with their wealth of wisdom and sage counsel over their years of service – and we are sincerely grateful to them.

Finally, on behalf of the entire Board, I offer my sincere thanks to our management and employees worldwide. As a result of their dedication, hard work and enthusiasm we are increasingly well positioned to take advantage of extraordinary growth opportunities globally – making life brighter under the sun for all our customers and shareholders.

JAMES H. SUTCLIFFE

CHAIRMAN OF THE BOARD

Sun Life Financial Inc. Annual Report 2012

DEAR FELLOW SHAREHOLDERS,

2012 WAS A YEAR OF MOMENTUM FOR SUN LIFE FINANCIAL. SALES AND PROFITS WERE UP, WE REDUCED RISK, AND WE MADE SIGNIFICANT PROGRESS IN BUILDING FOR THE FUTURE. IT’S MY PRIVILEGE TO WALK YOU THROUGH OUR PERFORMANCE IN 2012, AND EXPLAIN HOW WE ARE BUILDING THE RAMP TOWARD OUR 2015 OBJECTIVES.

Our business starts and ends with our customers, and our mission is to help them achieve lifetime financial security. From providing peace of mind to a Canadian mine worker who no longer has to worry about how to pay his kids’ dental bills, to sustaining the education dreams of a young woman in India – we have both the privilege of our customers’ trust and the responsibility of validating that trust over time.

Customer satisfaction is the number one driver of long-term success in any business – so we’re actively collecting and acting on customer insights to improve what we do. We made good progress on this front in 2012, with service enhancements across all of our businesses.

Doing a superb job for customers is a prerequisite to achieving our key financial goals: driving profitable growth, improving Return on Equity, and reducing the volatility in our results. To accomplish these goals requires that we change the way the company works, by ramping up our talent base, setting high expectations and ensuring there is clear accountability for results.

Chief Executive Officer’s Message

LIFE’S

BRIGHTER

One characteristic of a high-performance organization is the belief that you can, and indeed have an obligation to, improve the environment around you. For us, this has meant playing a leadership role in shaping the Canadian debate on Pooled Retirement Pension Plans and working with plan sponsors and provincial governments to reduce drug costs. It meant making our case in China to access Rmb-denominated bond investments needed to meet demand for Rmb-denominated insurance products in Hong Kong. And it included us making a $5 million commitment to support transfor- mational diabetes research that will help combat what the World Health Organization calls “the epidemic of the 21st century.”

We can’t control interest rates or equity markets, but we can control expenses and we can improve productivity. We are searching for productivity gains in every aspect of our business – making the necessary changes to do things faster, better and cheaper while improving quality. Happily, doing it faster, better and cheaper almost always leads to a better customer experience. Here’s a simple example: in 2010, we mailed 12 million paper cheques to pay health and dental claims in Canada. By increasing the use of direct bank deposit, we were able to reduce that to seven million last year, and next year our target is four million. Customers, shareholders and the environment all win.

Sun Life Financial Inc. Annual Report 2012

Chief Executive Officer’s Message

YOUR COMPANY HAD OPERATING NET INCOME OF $1,679 MILLION

IN 2012, COMPARED TO

$34 MILLION

IN 2011.

Our operating ROE grew to

12.3% FROM

0.3%

IN THE PRIOR YEAR.

Adjusted premiums and deposits rose by

38%

over the same period, driving our assets under management (AUM) to $533 billion.

FOCUS AND

EXECUTION

BY FOCUSING ON THE FOUR PILLARS OF OUR BUSINESS – CANADA, THE U.S., ASSET MANAGEMENT AND ASIA – WE ARE CONCENTRATING OUR RESOURCES IN AREAS WHERE WE BELIEVE WE CAN COMPETE AND SUCCEED. WE HAVE SELECTED BUSINESSES THAT SHOULD BENEFIT FOR YEARS TO COME FROM THREE DRIVERS OF DEMAND IN OUR INDUSTRY: THE RETIREMENT OF BABY BOOMERS, THE SHIFT OF RESPONSIBILITY FROM GOVERNMENTS AND EMPLOYERS TO INDIVIDUALS, AND THE REMARKABLE GROWTH OF THE MIDDLE CLASS IN ASIA. AND WE HAVE SELECTED BUSINESSES THAT, TAKEN TOGETHER, REQUIRE LESS CAPITAL TO FUND SALES GROWTH.

Our business performed well in 2012 despite the continued low interest rate environment and sluggish economic growth in North America. Your company earned operating net income of $1,679 million in 2012, compared to $34 million in 2011. Our operating ROE grew to 12.3% from 0.3% in the prior year. Adjusted premiums and deposits rose by 38% over the same period, driving our assets under management to $533 billion. Our capital position remained strong, with our Minimum Continuing Capital and Surplus Requirements ratio closing the year at 209% for Sun Life Assurance.

Management acted throughout 2012 to improve both our risk profile and risk governance. Early in the year we discontinued sales of U.S. individual life insurance and annuities. In Canada, we de-emphasized capital-intensive products such as guaranteed minimum withdrawal benefit segregated funds and universal life, instead growing sales of mutual funds and participating whole life insurance. We closed the year with the announcement of the sale of our U.S. annuity business, a transformational event that will significantly improve the risk shape of the company.

At Investor Day in March 2012 we outlined our objectives for 2015, which included operating earnings of $2 billion and an ROE of 12-13%. We will update those objectives following completion of the sale of our U.S. annuity business this year.

Sun Life Financial Inc. Annual Report 2012

BECOME THE
BEST PERFORMING
LIFE INSURER IN CANADA

10

BECOME THE

BEST

PERFORMING

LIFE INSURER IN CANADA

Chief Executive Officer’s Message

CANADA

SUN LIFE IS A MARKET LEADER IN CANADA, SERVING ONE OUT OF FIVE CANADIANS, AND HOLDING THE #1 MARKET SHARE IN GROUP BENEFITS AND GROUP RETIREMENT SERVICES. OUR BREADTH OF DISTRIBUTION, STRONG CUSTOMER SERVICE CULTURE, TECHNOLOGY INFRASTRUCTURE AND BRAND RECOGNITION DELIVER BOTH STRONG MOMENTUM AND EXCEPTIONAL OPPORTUNITIES FOR LEVERAGE IN OTHER MARKETS.

We remain number one in the health insurance market and last year grew to become the second-largest writer of individual life insurance in Canada. This success is in large measure a function of our proprietary Career Sales Force, in which we continue to grow and invest. The Career Sales Force finished 2012 with 3,713 advisors and managers in communities from coast to coast, and the stories of how our advisors are assisting Canadians to plan for and protect their financial futures are truly heartwarming.

On the wealth side of our business, Sun Life Global Investments – our new mutual fund company launched in 2010 – achieved more than $2 billion of sales and reached over $6 billion of client managed AUM. In Group Benefits and Group Retirement Services, we are providing more personalized solutions to plan members, whether that’s rolling over pension assets to a personal Sun Life account at retirement or introducing the member to a Sun Life advisor for holistic advice. Through our Defined Benefit Solutions group, we are the only Canadian insurer to offer a full range of de-risking solutions to Canadian pension plan sponsors, generating $692 million in sales in 2012.

Important work has been done by governments and the industry to conceive of the Pooled Retirement Pension Plan, and we commend the governments that have so far enacted legislation. Sun Life is ready to extend a cost-effective retirement savings platform to small employers and self-employed Canadians, and we encourage all governments to move ahead on this front.

In 2012 we improved productivity, and did so while providing better, faster service to our customers. For example, we improved the customer experience in 2012 with straight-through claims processing, web and mobile access, and “one and done” call centre service – generating significant savings in the process.

“Sun Life has one of the most trusted and respected brands in Canada where we have a highly diversified business with leadership positions in Group Benefits, Group Retirement Services, Individual Insurance and retirement products. The need for financial security has never been greater. Looking forward, we are well positioned to help our customers with this challenge through our presence at their worksites and with advisors in 1,100 communities across Canada.”

KEVIN P. DOUGHERTY

PRESIDENT, SUN LIFE FINANCIAL CANADA

PRESIDENT, SUN LIFE GLOBAL INVESTMENTS

Sun Life Financial Inc. Annual Report 2012 11

UNITED STATES

WE’RE QUICKLY TRANSFORMING OUR U.S. BUSINESS TO LEVERAGE OUR TOP 10 POSITION IN GROUP BENEFITS BY INVESTING IN THE VOLUNTARY BENEFITS BUSINESS.

THIS TRANSFORMATION IS DRIVEN BY THE STRONG DEMAND FOR VOLUNTARY BENEFITS AS GOVERNMENT AND EMPLOYERS DOWNLOAD RESPONSIBILITY TO INDIVIDUALS. WE LIKE THE SHORTER DURATION, LOWER CAPITAL NATURE OF THIS BUSINESS, AND WE HAVE THE ADVANTAGE OF LEVERAGING THE TECHNOLOGY, PRODUCTS AND PROCESSES OF OUR CANADIAN GROUP BUSINESS.

In 2012 we added new products, distribution talent, and new enrollment expertise to build out our Voluntary Benefit platform. There is a tremendous opportunity to innovate in the group benefits business, and as we build our voluntary benefits platform, we do so with an eye to creating a distinctly better enrollment experience for our customers. The Affordable Care Act, while centered on health care, will undoubtedly impact our life, disability, dental and other products, creating opportunities along the way.

Our Bermuda-based high net worth business is part of our U.S. reporting segment. This business has good growth prospects, offering distinctive insurance and investment products to high net worth clients around the world. Sun Life’s unique business model and strong brand have contributed to our success in this business.

“We are now well-positioned with the right products and distribution capabilities, service platform and talent to execute effectively against a market opportunity that we are confident will only continue to grow – generating more stable, profitable growth and significantly increasing the value of our U.S. franchise.”

WESTLEY V. THOMPSON PRESIDENT, SUN LIFE FINANCIAL U.S.

ENHANCE OUR

LEADERSHIP

POSITION IN U.S. GROUP INSURANCE

& BECOME TOP 5

IN VOLUNTARY BENEFITS

There is a tremendous opportunity to innovate in the group benefits business and as we build our voluntary benefits platform, we do so with an eye to creating an exceptionally better enrollment experience.

Chief Executive Officer’s Message

MFS

MFS INVESTMENT MANAGEMENT HAD ANOTHER EXCEPTIONAL YEAR, WITH OUTSTANDING INVESTMENT PERFORMANCE AND SALES RESULTS THAT HELPED DRIVE ASSETS UNDER MANAGEMENT TO $320 BILLION AT DECEMBER 31, 2012. MFS HAS BUILT A UNIQUE AND VALUABLE CULTURE, ONE THAT VALUES TEAMWORK OVER A STAR SYSTEM, AND VALUES MEDIUM AND LONG TERM RESULTS OVER SHORT TERM RESULTS.

Fully 60% of MFS funds carry either a four- or five-star Morningstar® rating on a load waived basis. That performance translates directly to asset growth, with record gross sales in 2012 and strength in both retail and institutional sales. MFS continues to gather assets and remains a leader in the management of sovereign wealth funds.

The MFS global investment research platform provides a real competitive advantage, and MFS continued to invest in the platform with office openings in Hong Kong and São Paulo, and further expansion in Australia. In Canada, MFS McLean Budden was fully integrated into the global operations of MFS, domestic investment performance improved, and sales of U.S. global and international funds increased significantly in 2012.

“We’ve updated our brand to reflect the transformation of MFS as a global asset manager. With Sun Life’s support, we have made investments around the world to strategically position MFS for long-term success. Today, we have the scale, investment talent and diverse product mix to continue to grow, compete and serve our clients as a top-tier global asset management firm.”

ROBERT J. MANNING

CHAIRMAN AND

CHIEF EXECUTIVE OFFICER

MFS INVESTMENT MANAGEMENT

GROW

OUR ASSET

MANAGEMENT BUSINESS

GLOBALLY

Sun Life Financial Inc. Annual Report 2012

Chief Executive Officer’s Message

ASIA

IMAGINE THE ADVENTUROUS SOULS WHO SET OUT FROM MONTREAL IN 1892 WITH A TRUNK FULL OF POLICY APPLICATIONS TO ESTABLISH A BUSINESS HALFWAY AROUND THE WORLD IN HONG KONG. TODAY, GROWTH OF THE MIDDLE CLASS IN ASIA, COUPLED WITH STRONG ECONOMIC GROWTH, FAVOURABLE DEMOGRAPHICS AND LOW PENETRATION RATES FOR OUR PRODUCTS AND SERVICES, PRESENTS A TREMENDOUS OPPORTUNITY FOR GROWTH FOR SUN LIFE.

In 2012 we sold 2.5 times as much individual life insurance in Asia as we did in Canada – and we’re well positioned to grow our Asian Pension and Group Life and Health businesses as the demand for retirement solutions continues to expand across the region. With announcements of a new joint venture in Vietnam with PVI Holdings in 2012, and a new strategic partnership with Khazanah Nasional Berhad to acquire a majority of CIMB Aviva Assurance Berhad and CIMB Takaful Berhad in Malaysia in early 2013, we will soon operate in seven markets that represent more than 70% of Asia’s population and 90% of the growth expected in our industry over the next decade.

We operate three businesses in the Philippines: life insurance, asset management and a new bancassurance joint venture. Sales are up, brand recognition is high, and we have become the number one player in the market as we continue to emphasize growth and innovation.

Hong Kong, where we have both life and pension businesses, is our most mature and competitive market in Asia. Life sales are progressing well, driven in part by mainland Chinese doing business in Hong Kong. Our pension business has been winning market share based on service and performance. We’re also applying key learnings from our Canadian rollover business as we advance our efforts on workplace marketing.

Indonesia is the fourth most populous country in the world. We made good progress growing our agency force in 2012, closing the year with over 5,000 agents. Our bancassurance business PT CIMB Sun Life, is one of the fastest growing life insurance companies in the country, aided by a strong joint venture partner in CIMB.

In China, Sun Life Everbright has been growing rapidly, with over 100 branches across 15 provinces, covering roughly 60% of the market. We are fortunate to have a strong joint venture partner in the China Everbright Group.

In India, Birla Sun Life Asset Management is ranked number four and Birla Sun Life Insurance number five in their respective business lines. The sweeping regulatory changes enacted in 2010 are still being felt across the life insurance industry today, but with our partner, Aditya Birla Group, we are well positioned to navigate through the necessary changes.

In sum, we are in the most important growth markets in Asia. We’re in the right businesses, we have the right partners, and we’re focused on profitable growth.

“Our 2015 goals reflect the strong underlying growth of our businesses and the rapid expansion of markets in the region.

We have deep roots, a strong presence, and both the local and global resources to build sustainable shareholder value.”

KEVIN D. STRAIN

PRESIDENT, SUN LIFE FINANCIAL ASIA

GROW

ASIA TO BECOME A MORE

SIGNIFICANT PART

OF SUN LIFE’S RESULTS

WE’RE INTENSIFYING

OUR CUSTOMER FOCUS AROUND THE WORLD

BACK TO CUSTOMERS. WE WANT TO ENABLE CUSTOMERS TO ACT WITH CONFIDENCE FOR A BRIGHTER FINANCIAL FUTURE. WE’RE PROVIDING A WIDE ARRAY OF CHOICE TO CUSTOMERS SO THEY CAN CONNECT WITH US THE WAY THEY WANT TO, AND THEN WE’RE DELIVERING A STRAIGHTFORWARD, FRIENDLY, CUSTOMER-FOCUSED EXPERIENCE. WE’RE ALSO WORKING HARD TO ENSURE THAT EVERY CUSTOMER EXPERIENCE IS A POSITIVE REINFORCEMENT OF OUR BRAND. WE WANT TO BE THE EASIEST COMPANY IN EACH MARKET TO DO BUSINESS WITH. SO WE MAPPED THE VARIOUS JOURNEYS OUR CUSTOMERS CAN TAKE WITH THE GOAL OF ELIMINATING EVERY BUMP WE CAN FIND.

In 2012 we introduced the Net Promoter Score® (NPS)1 to track our performance through our customers’ eyes. On the face of it, NPS is a simple measure: we ask customers “How likely is it that you would recommend our company to a friend or colleague?” and rank their responses on an 11 point scale. By tracking the measurement continuously – and asking the equally important second question, “Why?” – we will continue to refine our continuous improvement efforts.

NPS is more than simply a measure of customer satisfaction. It’s the centerpiece of an operational process that gives us a better understanding of our customers and drives insights that will ensure we establish and maintain the high water mark for global customer service.

1Net Promoter, NPS, and Net Promoter Score are trademarks of Satmetrix Systems, Inc., Bain & Company, and Fred Reichheld.

Sun Life Financial Inc. Annual Report 2012 15

A REMARKABLE PAST

AND A BRIGHT FUTURE AHEAD

IN RESHAPING SUN LIFE, WE HAVE BEEN CAREFUL TO REFLECT – AND PROTECT – OUR VISION AND OUR VALUES. WE REMAIN FULLY COMMITTED TO BUILDING A BRIGHTER FUTURE FOR THE COMMUNITIES IN WHICH WE LIVE AND WORK. AROUND THE WORLD WE ACT ON THAT COMMITMENT BY MAKING A POSITIVE CONTRIBUTION TO SOCIAL POLICY, ENVIRONMENTAL IMPROVEMENT, HEALTH CARE, EDUCATION AND THE ARTS.

I am proud of this company’s many accomplishments, but recognize there’s a lot left to do. And I’m truly grateful to all the people associated with this organization who enthusiastically support our many initiatives – our employees, their families and friends, all the distributors, consultants and advisors we work with, and our suppliers around the world. Together, we are making a difference.

I thank you for placing your confidence in us, and look forward to another successful year ahead.

DEAN A. CONNOR

PRESIDENT AND CHIEF EXECUTIVE OFFICER

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 17

Management’s Discussion and Analysis

February 13, 2013

The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AFS	Available-for-sale	ISDA	International Swaps and Derivatives Association, Inc.
AIF	Annual Information Form	MCCSR	Minimum Continuing Capital and Surplus Requirements
ASO	Administrative Services Only	MD&A	Management’s Discussion and Analysis
AUM	Assets Under Management	MFS	MFS Investment Management
BIF	Business In-force	OCI	Other Comprehensive Income
CAL	Company Action Level	OSFI	Office of the Superintendent of Financial Institutions
CEO	Chief Executive Officer	OTC	Over-the-counter
CFO	Chief Financial Officer	ROE	Return on Equity
CGU	Cash Generating Unit	SEC	United States Securities and Exchange Commission
DCAT	Dynamic Capital Adequacy Testing	SLEECS	Sun Life ExchangEable Capital Securities
EBG	Employee Benefits Group	SLF Asia	Sun Life Financial Asia
EPS	Earnings Per Share	SLF Canada	Sun Life Financial Canada
FVTPL	Fair Value Through Profit and Loss	SLF Inc.	Sun Life Financial Inc.
GB	Group Benefits	SLF U.K.	SLF’s United Kingdom business unit
GRS	Group Retirement Services	SLF U.S.	Sun Life Financial United States
IASB	International Accounting Standards Board	SLGI	Sun Life Global Investments (Canada) Inc.
IAS	International Accounting Standards	Sun Life Assurance	Sun Life Assurance Company of Canada
IFRS	International Financial Reporting Standards	Sun Life (U.S.)	Sun Life Assurance Company of Canada (U.S.)

In this MD&A, SLF Inc. and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial”, the “Company”, “we”, “our” or “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2012 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2012 is not available, information available for the latest period before December 31, 2012 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI. Additional information relating to the Company can be found in SLF Inc.’s consolidated financial statements and accompanying notes (“Consolidated Financial Statements”) and our AIF for the year ended December 31, 2012, and other documents filed with securities regulators in Canada and with the SEC, which may be accessed at www.sedar.com and www.sec.gov, respectively.

On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. annuities business and certain of our U.S. life insurance businesses (the “U.S. Annuity Business”), including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

As a result of this agreement, we have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the business to be sold have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities have been classified as held for sale in our Consolidated Statements of Financial Position prospectively from December 31, 2012 and comparative information has not been adjusted. Unless otherwise indicated, net income (loss), and other financial information based on net income (loss), reflect the results of our Combined Operations for all periods presented.

18 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Use of Non-IFRS Financial Measures

We use certain financial measures that are not based on IFRS (“non-IFRS financial measures”), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, premium and deposit equivalents from ASO, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Non-IFRS Financial Measures.

Forward-Looking Information

Certain statements in this MD&A, including (i) statements concerning the anticipated timing and impact of our proposed sale of the U.S. Annuity Business and our proposed investment in CIMB Assurance Berhad and CIMB Aviva Takaful Berhad, (ii) statements relating to our strategies, (iii) statements that are predictive in nature, (iv) statements that depend upon or refer to future events or conditions, and (v) that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “initiatives”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations, including those set out in this MD&A under Corporate Overview, Corporate Developments, Outlook, Financial Objectives, Financial Performance, SLF Canada, SLF U.S., MFS Investment Management, SLF Asia, Corporate, Investments, Risk Management, Capital and Liquidity Management, Critical Accounting Policies and Estimates, and Changes in Accounting Policies. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Assumption Changes and Management Actions, Impact of the Low Interest Rate Environment, Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.’s 2012 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; changes or volatility in interest rates and spreads; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; the performance of equity markets; risks in implementing business strategies; risk management; market conditions that affect the Company’s capital position or its ability to raise capital; risks related to the sale of our U.S. Annuity Business; downgrades in financial strength or credit ratings; risks relating to financial modelling errors; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; the ability to attract and retain employees; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to our information technology infrastructure; breaches or failure of information system security and privacy, including cyber terrorism; dependence on third-party relationships including outsourcing arrangements; risks relating to real estate investments; risks relating to operations in Asia including the Company’s joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; business continuity risks; failure of information systems and Internet-enabled technology; risks relating to estimates and judgments used in calculating taxes; the impact of mergers and acquisitions; the impact of competition; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 19

Overview

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda. As of December 31, 2012, the Sun Life Financial group of companies had total assets under management of $533 billion.

We manage our operations and report our financial results in five business segments: SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. The Corporate segment includes SLF U.K. and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim Consolidated Financial Statements.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our diverse set of businesses where we have important market positions and can leverage strengths across these businesses. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. In 2012, we made considerable progress on our strategy by focusing our resources on four key pillars for future growth:

•	Becoming the best performing life insurer in Canada
•

Individual Insurance & Investments moved up to second position in the Canadian retail life market as measured by LIMRA. Strategic actions taken across both the life and wealth businesses resulted in a more profitable mix of business, including changes to our segregated fund, universal life and critical illness insurance product portfolios, and the launch of Sunflex Retirement Income, an innovative new payout annuity product.

•	The Sun Life Financial Career Sales Force grew by 119 advisors in the year to a total count of 3,713 advisors and managers.
•

GB retained the #1 group life and health insurance provider position in the 2011 Fraser Group Universe Report (issued in July, 2012), based on BIF. We continued to experience growth in e-Claims and launched a new employee assistance group benefits product, RightDirections, in partnership with Solareh.

•

GRS continued to build on its leadership position in the defined contribution industry, capturing 50% of the total defined contribution market activity in the first nine months of 2012 as measured by LIMRA. GRS was also ranked #1 in total assets across all pension products in the December 2012 Benefits Canada magazine (based on June 2012 data) and achieved 54% market share in the Defined Benefit Solutions market (as of the third quarter of 2012, as measured by LIMRA).

•	Becoming a leader in group insurance and voluntary benefits in the United States
•

SLF U.S. expanded the EBG distribution organization by adding experienced sales representatives, creating a Small Business Center and building a dedicated voluntary benefits distribution team. SLF U.S. had approximately 200 sales professionals actively selling group and voluntary benefits products at year end, representing an increase of approximately 35% from year-end 2011.

•

EBG launched a new voluntary benefits suite of products, which includes long-term disability, short-term disability, critical illness, cancer and customized disability, and made enhancements to its existing voluntary life and dental products.

•	EBG enhanced its enrolment solutions, by simplifying employer benefits administration and expanding its portfolio of broker tools, through partnerships with BeneTrac, bswift and benefitsCONNECT.
•	Sales in EBG increased 26%, of which voluntary benefits sales increased 81% from 2011.

•	Growing our asset management businesses globally
•	Sun Life Financial’s AUM surpassed $500 billion in 2012.
•	MFS had record gross sales in 2012 of US$86 billion. MFS had US$29 billion of net in-flows, and ended 2012 with AUM of US$323 billion, surpassing US$300 billion for the first time.
•	90% and 88% of MFS’s retail fund assets ranked in the top half of their respective five- and ten-year Lipper categories at December 31, 2012.
•	MFS grew its Asia-sourced AUM to $33 billion from $22 billion in 2011, and was ranked in Asian Investor’s December 2012 Top 100 Managers issue.
•	MFS launched its first global advertising campaign supporting its new brand positioning announced this year.
•	MFS was named Equity Manager of the Year for Europe by Financial News for the second time in three years.
•

SLGI completed its second full year of operations with sales reaching more than $2 billion, client managed AUM growing to over $6 billion, and all twelve of the original long-term mutual funds ranking above the median and seven of twelve mutual funds ranking in the top quartile for their respective two-year categories as measured by Morningstar Research.

•

SLGI was named “Fastest Growing Institutional Money Manager”, debuted in the Top 40 Money Manager rankings issue as #33 and was ranked as the sixth largest Capital Accumulation Plan Asset Manager in 2012 in Benefits Canada magazine.

20 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

•	Strengthening our competitive position in Asia
•	Our Philippines business continued its strong performance and achieved record insurance sales in 2012, with sales growth of 58% from 2011.
•

Sun Life Hong Kong Limited celebrated its 120th anniversary in 2012, and was named “Mandatory Provident Fund Provider of the Year” for 2011 by Benchmark magazine. Our Mandatory Provident Fund scheme won seven Lipper Fund Awards during the year and achieved sales growth of 48% compared to 2011.

•

In Indonesia, PT CIMB Sun Life, our joint venture business, was named the “Most Prospective Life Insurance Company” by Business Review magazine in 2012, based on growth of its customer base. We are showing good progress in Shariah sales, which increased from 6% of total sales in PT Sun Life Financial Indonesia in 2011 to 17% in 2012.

•	In India, Birla Sun Life Asset Management Company Limited was recognized as the 2012 “Debt Mutual Fund House of the Year” by Credit Rating and Information Services of India Limited.
•	In China, Sun Life Everbright Asset Management Co., Ltd. commenced operations during the first quarter of 2012, enabling us to further strengthen our asset management market position in the region.
•

In May 2012, Sun Life Assurance entered into an agreement with PVI Holdings to form PVI Sun Life Insurance Company Limited in Vietnam, a joint venture life insurance company. PVI Sun Life Insurance Company Limited received its license to operate from the Ministry of Finance of Vietnam in January 2013.

In targeting these four pillars of growth, we will continue to shift our focus to products that have superior growth characteristics, better product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. As we focus our growth on key opportunities, the maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

The following values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Corporate Developments

The following developments occurred since January 1, 2012.

Board of Directors Appointments

Barbara G. Stymiest was elected to the Board of Directors of SLF Inc. effective May 10, 2012.

Strategic Partnership in Malaysia

On January 17, 2013, we entered into a strategic partnership with Khazanah Nasional Berhad (“Khazanah”) to acquire 98% of each of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad (together, “CIMB Aviva”). Under the partnership, Sun Life Assurance and Khazanah will each pay $293 million as part of the transaction, which includes entering into a new 20-year exclusive banacassurance agreement with CIMB Bank. Sun Life Assurance will acquire 49% of CIMB Aviva from Aviva International Holdings Limited and Khazanah will acquire 49% of CIMB Aviva from CIMB Group Holdings Berhad. The transaction is subject to regulatory approvals in Canada and Malaysia and is expected to close in the first half of 2013.

Sale of U.S. Annuity Business

On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

Joint Venture in Vietnam

On May 31, 2012, Sun Life Assurance, a subsidiary of SLF Inc., entered into an agreement with PVI Holdings to form PVI Sun Life Insurance Company Limited, a joint venture life insurance company in Vietnam. PVI Sun Life Insurance Company Limited received its license to operate from the Ministry of Finance of Vietnam in January 2013.

Common Share Activity

In 2012, SLF Inc. paid common shareholder dividends of $1.44 per common share. This was the same level of dividends paid in 2011. In 2012, SLF Inc. issued approximately 11.2 million shares from treasury under its Canadian Dividend Reinvestment and Share Plan.

Financing Arrangements

On March 2, 2012, SLF Inc. issued $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022.

On June 29, 2012, Sun Life Assurance redeemed at par all of its outstanding $800 million principal amount of 6.15% Subordinated Debentures due June 30, 2022.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 21

Outlook

The 2012 economic environment was characterized by persistently low interest rates in North America and other developed countries. Equity and credit markets generally performed well. While the global economic recovery continues to be modest by historical standards, there has recently been an increased cause for optimism. Economic growth in the U.S. is showing signs of improvement, due in part to a rebounding housing market. The situation in Europe has stabilized, and it appears that China will avoid a severe decline in its economic growth rate. Nonetheless, the period of historically low interest rates could persist for some time, which will continue to create a number of challenges for insurers including increased hedge costs, lower investment yields and lower levels of new business profitability.

Despite the economic uncertainty, we continue to focus on businesses with strong growth prospects fueled by consumer demand and favourable demographic trends. In North America, the aging of the population and ongoing market volatility has highlighted the need for greater security and protection of retirement savings, through guarantees and retirement income solutions. In the emerging markets of China, India and other Asian countries, with their much younger populations and rapidly growing middle class, demand is increasing for protection and wealth accumulation products. Across the geographies, shifting responsibility for funding health and retirement needs from governments and employers to individuals has created new opportunities for group and voluntary benefits. All of these trends support demand for the pension, savings and health care solutions provided by life insurance companies. Finally, the asset management industry is poised for growth, as equity markets show renewed signs of interest, and capital in pension plans and sovereign wealth funds seek sophisticated investment and risk management solutions. We believe that global asset management companies, with their greater scale and diversity, have opportunity to benefit most.

Financial Objectives

At our March 8, 2012 Investor Day, we announced that our financial objectives include annual operating income of $2 billion and an operating ROE of 12%-13% by the end of 2015. These financial objectives were based on the following assumptions:

(i)	a steady rise in the annual level of key equity market indices by approximately 8% per annum (excluding dividends);
(ii)	a gradual increase in North American interest rates across the yield curve;
(iii)	a credit environment which reflects the Company’s best estimate assumptions;
(iv)	stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar; and
(v)	other key assumptions include: no material changes in capital rules; no material changes to our hedging program; hedging costs that are consistent with our best estimate assumptions; no material assumption changes including updates to the ultimate reinvestment rate and economic scenario generator; no significant changes to our effective tax rate; and no material accounting standard changes.

We regularly review our financial objectives, taking into account our view of future financial performance and evolving economic and regulatory conditions. We are reviewing the impact of our agreement to sell our U.S. Annuity Business, which we expect to close by the end of the second quarter of 2013. We plan to issue revised and updated financial objectives for 2015 following the closing of that transaction.

We expect to maintain the current level of dividends on SLF Inc.’s common shares, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. Additional information on dividends is provided in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

The information concerning our financial objectives and future dividends is forward-looking information and is based on the assumptions set out above and is subject to the risk factors described under Forward-Looking Information.

22 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Financial Highlights

($ millions, unless otherwise noted)	2012	2011(1)
Total Company (Combined Operations)
Net income (loss)
Operating net income (loss)(2)	1,679	34
Reported net income (loss)	1,554	(370)
Operating net income (loss) excluding the net impact of market factors(2)	1,600	n/a
Diluted EPS ($)
Operating EPS (diluted)(2)	2.83	0.06
Reported EPS (diluted)	2.59	(0.64)
Basic EPS ($)
Operating EPS (basic)(2)	2.83	0.06
Reported EPS (basic)	2.62	(0.64)
Return on equity (%)
Operating ROE(2)	12.3%	0.3%
Reported ROE	11.4%	(2.7)%
Dividends per common share	1.44	1.44
Dividend payout ratio	56%	n/m
Dividend yield	6.3%	6.5%
MCCSR ratio (Sun Life Assurance)	209%	211%
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(2)	1,479	533
Reported net income (loss) from Continuing Operations	1,374	225
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(2)	2.49	0.92
Reported EPS from Continuing Operations (diluted)	2.29	0.39
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(2)	2.49	0.92
Reported EPS from Continuing Operations (basic)	2.32	0.39
Premiums and deposits from Continuing Operations
Net premium revenue	8,247	8,238
Segregated fund deposits	6,935	7,508
Mutual fund sales(2)	43,303	28,941
Managed fund sales(2)	43,851	28,019
ASO premium and deposit equivalents(2)	5,737	5,661
Total premiums and deposits(2)	108,073	78,367
Assets under management (Combined Operations) (as at December 31)
General fund assets	133,127	130,071
Segregated fund assets	92,655	88,183
Mutual fund assets(2)	142,569	110,524
Managed fund assets(2)	164,245	136,599
Other AUM(2)	226	380
Total AUM(2)	532,822	465,757
Capital (Combined Operations) (as at December 31)
Subordinated debt and other capital(3)	3,436	3,441
Participating policyholders’ equity	128	123
Total shareholders’ equity	16,623	15,521
Total capital	20,187	19,085
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(3)	Other capital refers to SLEECS, which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in this MD&A.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 23

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), EPS and ROE in 2012 and 2011. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2012 is provided in this document under the heading Financial Performance – Fourth Quarter 2012 Performance.

Reconciliation of Net Income to Operating Net Income

($ millions)	2012	2011(1)
Reported net income (loss)	1,554	(370)
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(7)	(3)
Fair value adjustments on share-based payment awards at MFS	(94)	(80)
Restructuring and other related costs	(18)	(55)
Goodwill and intangible asset impairment charges	(6)	(266)
Total adjusting items	(125)	(404)
Operating net income (loss)	1,679	34
(1)	Some periods have been restated. See Accounting Adjustments.

Reconciliation of EPS to Operating EPS

($ millions)	2012	2011(1)
Reported EPS (diluted) ($)	2.59	(0.64)
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.01)	(0.01)
Fair value adjustments on share-based payment awards at MFS	(0.16)	(0.14)
Restructuring and other related costs	(0.03)	(0.09)
Goodwill and intangible asset impairment charges	(0.01)	(0.46)
Impact of convertible securities on diluted EPS	(0.03)	–
Operating EPS (diluted)	2.83	0.06
(1)	Some periods have been restated. See Accounting Adjustments.

Reconciliation of ROE to Operating ROE

($ millions)	2012	2011(1)
Reported ROE (%)	11.4%	(2.7)%
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.1)%	–
Fair value adjustments on share-based payment awards at MFS	(0.7)%	(0.6)%
Restructuring and other related costs	(0.1)%	(0.4)%
Goodwill and intangible asset impairment charges	–	(2.0)%
Operating ROE (%)	12.3%	0.3%
(1)	Some periods have been restated. See Accounting Adjustments.

24 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Reconciliation of Net Income from Continuing Operations to Operating Net Income from Continuing Operations
($ millions)	2012	2011(1)
Reported net income (loss) from Continuing Operations	1,374	225
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(7)	(3)
Fair value adjustments on share-based payment awards at MFS	(94)	(80)
Restructuring and other related costs	(4)	(29)
Goodwill and intangible asset impairment charges	–	(196)
Total adjusting items	(105)	(308)
Operating net income (loss) from Continuing Operations	1,479	533
(1)	Some periods have been restated. See Accounting Adjustments.

Reconciliation of EPS from Continuing Operations to Operating EPS from Continuing Operations

($ millions)	2012	2011(1)
Reported EPS (diluted) from Continuing Operations ($)	2.29	0.39
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.01)	(0.01)
Fair value adjustments on share-based payment awards at MFS	(0.16)	(0.14)
Restructuring and other related costs	–	(0.05)
Goodwill and intangible asset impairment charges	–	(0.33)
Impact of convertible securities on diluted EPS	(0.03)	–
Operating EPS (diluted) from Continuing Operations	2.49	0.92
(1)	Some periods have been restated. See Accounting Adjustments.

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) currency; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada’s GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada’s GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods. A reconciliation of adjusted premiums and deposits is provided in this document under the heading Premiums and Deposits from Continuing Operations.

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Impact of Sale of U.S. Annuity Business

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. Annuity Business to Delaware Life Holdings, LLC for a base purchase price of US$1,350 million, which will be adjusted to reflect the performance of the business through closing. The transaction will consist

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 25

primarily of the sale of 100% of the shares of Sun Life (U.S.), which includes the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction will include the transfer of certain related operating assets, systems and employees that support these businesses. The transaction is expected to close by the end of the second quarter of 2013, subject to regulatory approvals and other closing conditions.

As disclosed in Note 3 in our 2012 Consolidated Financial Statements, we will recognize a loss on disposition at the time the sale of our U.S. Annuity Business is closed. The amount of the loss will include closing price adjustments, pre-closing transactions, closing costs and certain tax adjustments. The net carrying value of the assets and liabilities classified as held for sale as at December 31, 2012 does not include pre-close adjustments and certain balances of the Discontinued Operations that have been eliminated for consolidation purposes. The financial impact of these adjustments is not known and could not be estimated with precision as at December 31, 2012. Some of the adjustments will be realized in income prior to the close of the transaction and we will identify these as operating adjustments as they occur. The loss related to the sale is estimated to be $1,050 million.

The transaction is not expected to have a direct impact on Sun Life Assurance’s MCCSR, although pre-closing transactions between Sun Life Financial and Sun Life Assurance will have a minor impact on the ratio.

Note that unless otherwise indicated, net income (loss), and other financial information based on net income (loss), reflect the results of our Combined Operations for all periods presented.

Accounting Adjustments

During 2012, we identified required adjustments for two prior year errors. For SLF Canada, there was an aggregate understatement in the future cost of reinsurance for our non-participating contracts of $47 million after tax. For SLF U.S., there was an aggregate understatement of projections of the future cost of mortality for individual life insurance contracts of $39 million after tax. For SLF U.S., the adjustment to correct the error was initially recorded in the second quarter of 2012, however the subsequent detection of the error in SLF Canada has caused us to adjust for both items in prior years.

Adjustments have been made to income, insurance contract liabilities, reinsurance assets and deferred tax assets to reflect the above items in the periods to which they relate. These adjustments are not material to our Consolidated Financial Statements, but correcting for the cumulative impact of these errors in 2012 would have distorted the results of that year. Accordingly, we restated our Consolidated Statements of Operations and Consolidated Statements of Changes in Equity for the years and interim periods to which they apply and our opening Consolidated Statement of Financial Position for the earliest comparative period presented, January 1, 2011. Additional information can be found in Note 2B in our 2012 Consolidated Financial Statements.

Financial Performance

2012 Consolidated Results of Operations

Net Income

Our reported net income was $1,554 million in 2012, compared to a reported loss of $370 million in 2011. Reported ROE was 11.4% in 2012, compared to negative 2.7% in 2011.

Operating net income was $1,679 million in 2012, compared to $34 million in 2011. Operating ROE was 12.3% in 2012, compared to 0.3% in 2011.

Operating net income excluding the net impact of market factors was $1,600 million in 2012.

26 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2012. Unless indicated otherwise, all other factors discussed in this MD&A that impact our results are applicable to both reported net income (loss) and operating net income (loss).

($ millions, after-tax)	2012
Reported net income	1,554
Certain hedges that do not qualify for hedge accounting in SLF Canada	(7)
Fair value adjustments on share-based payment awards at MFS	(94)
Restructuring and other related costs	(18)
Goodwill and intangible asset impairment charges	(6)
Operating net income	1,679
Equity market impact
Net impact from equity market changes	192
Net basis risk impact	68
Net equity market impact(1)	260
Interest rate impact
Net impact from interest rate changes	(46)
Net impact of decline in fixed income reinvestment rates	(88)
Net impact of credit spread movements	(54)
Net impact of swap spread movements	(28)
Net interest rate impact(2)	(216)
Net gains from increases in the fair value of real estate	62
Actuarial assumption changes driven by changes in capital market movements	(27)
Operating net income excluding the net impact of market factors	1,600
Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	142
Mortality/morbidity	(6)
Credit	38
Lapse and other policyholder behaviour	(31)
Expenses	(90)
Other	(96)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	135
Other items(4)	30
(1)	Net equity market impact consists primarily of the effect of changes in equity markets during the year, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 8% growth per year in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(2)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.
(3)	Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4)	Primarily related to net realized gains on sales of AFS securities, tax related benefits in SLF U.K. and a gain on the sale of the private wealth business at MFS McLean Budden in Canada, partially offset by a premiums receivable account reconciliation issue in SLF U.S. and excess financing costs.

Our reported net income for 2012 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, restructuring and other related costs and goodwill and intangible asset impairment charges reduced reported net income by $125 million in 2012, compared to a reduction of $404 million in 2011. The 2011 charge included $266 million for goodwill and intangible asset impairments.

Net income in 2012 reflected favourable impacts from equity markets, basis risk and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related and non-recurring costs, model experience and other refinements in our variable annuity products being sold, as well as lapse and other policyholder behaviour experience. Net realized gains on sales of AFS securities and assumption changes and management actions contributed to net income in 2012.

Net income in 2011 was unfavourably impacted by the net impact of assumption changes and management actions of $910 million, including a $635 million charge to net income in the fourth quarter related to the valuation of our variable annuity and segregated fund insurance contract liabilities (“Hedging in the Liabilities”). Results in 2011 were also unfavourably impacted by declines in equity markets and interest rate levels, which reduced net income by $356 million and $224 million, respectively. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, net realized gains on AFS securities, a net tax benefit from the reorganization of our U.K. operations and increases in the fair value of real estate classified as investment properties.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 27

Assets Under Management (Combined Operations)

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

Total AUM were $532.8 billion as at December 31, 2012, compared to $465.8 billion as at December 31, 2011. The increase of $67.0 billion was primarily driven by:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $48.5 billion;
(ii)	net sales of mutual, managed and segregated funds of $24.0 billion, net of the inflow from Sun Capital Advisers;
(iii)	business growth of $3.4 billion; and
(iv)	an increase of $1.5 billion from the change in value of FVTPL assets and liabilities; partially offset by
(v)	a decrease of $9.8 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(vi)	a decrease of $0.6 billion related to the sale of MFS McLean Budden’s private wealth business.

General fund assets were $133.1 billion at December 31, 2012, up $3.0 billion from the December 31, 2011. The increase in general fund assets resulted primarily from:

(i)	business growth of $3.4 billion; and
(ii)	an increase of $1.4 billion from the change in value of FVTPL assets and liabilities; partially offset by
(iii)	a decrease of $1.8 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.

Segregated fund assets were $92.7 billion as at December 31, 2012, compared to $88.2 billion as at December 31, 2011. The increase in segregated fund assets was due to favourable market movement of $6.8 billion, partially offset by net redemption of $1.7 billion and unfavourable currency impact of $0.6 billion.

Other AUM, which includes MFS AUM, increased to $307.0 billion, $59.5 billion higher than as at December 31, 2011. Favourable market movements of $41.8 billion and net sales of $25.7 billion (net of the inflow from Sun Capital Advisers) were partially offset by unfavourable currency impact of $7.4 billion and a decrease of $0.6 billion related to the sale of MFS McLean Budden’s private wealth business.

Revenue from Continuing Operations

Revenues include (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information on our accounting policies is provided in this MD&A under the heading Critical Accounting Policies and Estimates.

28 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Revenue from Continuing Operations ($ millions)	2012	2011
Premiums
Gross
Life insurance	6,096	5,882
Health insurance	5,066	4,899
Annuities	2,253	2,440
	13,415	13,221
Ceded
Life insurance	(1,764)	(1,752)
Health insurance	(3,401)	(3,228)
Annuities	(3)	(3)
	(5,168)	(4,983)
Net premiums	8,247	8,238
Net investment income (loss)
Interest and other investment income	4,430	4,388
Change in FVTPL assets and liabilities	1,728	4,257
Net gains (losses) on AFS assets	126	151
	6,284	8,796
Fee income	3,028	2,796
Total revenue	17,559	19,830
Less: Net impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	(1,982)	713
Adjusted revenue(1)	19,541	19,117
(1)	Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada’s GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenue of $17.6 billion in 2012 was down $2.2 billion from revenue of $19.8 billion in 2011. The weakening of the Canadian dollar relative to average exchange rates in 2012 increased revenue by $101 million. Adjusted revenue in 2012 was $19.5 billion, an increase of $0.4 billion from 2011. The increase in adjusted revenue was primarily attributable to higher fee income from MFS.

Gross premiums were $13.4 billion in 2012, up from $13.2 billion in 2011. The increase of $0.2 billion in gross premiums was primarily driven by increases in SLF Canada’s GB and SLF U.S.’s Life and Investment Products businesses.

Ceded premiums in 2012 were $5.2 billion, compared to $5.0 billion in 2011. The increase of $0.2 billion was primarily attributable to an increase from SLF Canada’s GB business. The impact of the ceded premiums in 2012 was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statement of Operations. In 2011, we renegotiated certain reinsurance agreements in Hong Kong that resulted in gains recognized in net income of $46 million.

Net investment income in 2012 was $6.3 billion, down $2.5 billion from $8.8 billion in 2011. The decrease in net investment income was largely a result of lower net gains in the fair value of FVTPL assets and liabilities from Individual Insurance in SLF Canada and Life and Investment Products in SLF U.S.

Fee income was $3.0 billion in 2012, compared to $2.8 billion in 2011. The increase was driven primarily by increased fee income from MFS due to the higher average net asset level.

Premiums and Deposits from Continuing Operations

Premiums and deposits were $108.1 billion in 2012, compared to $78.4 billion in 2011. Adjusted premiums and deposits of $110.8 billion in 2012 increased by $28.9 billion primarily as a result of higher MFS fund sales. Adjusted premiums and deposits adjusts for the impact of currency and reinsurance for the insured business in SLF Canada’s GB operations.

Premiums and Deposits from Continuing Operations ($ millions)	2012	2011(1)
Premiums and deposits
Net premium revenue	8,247	8,238
Segregated fund deposits	6,935	7,508
Mutual fund sales	43,303	28,941
Managed fund sales	43,851	28,019
ASO premium and deposit equivalents	5,737	5,661
Total premiums and deposits	108,073	78,367
Less: Impact of currency and reinsurance	2,774	3,537
Adjusted premiums and deposits(2)	110,847	81,904
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See use of Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 29

Net life, health and annuity premiums were $8.2 billion in 2012, largely unchanged from 2011. The weakening of the Canadian dollar relative to average exchange rates in 2011 increased net premiums by $48 million.

Segregated fund deposits were $6.9 billion in 2012, compared to $7.5 billion in 2011. The decrease was largely attributable to reduced sales in Canada.

Sales of mutual funds and managed funds were $87.2 billion in 2012, compared to $57.0 billion in 2011, driven by higher MFS sales.

Benefits and Expenses from Continuing Operations

Total benefits and expenses were $15.8 billion in 2012, down $3.8 billion from $19.6 billion in 2011.

Benefits and Expenses from Continuing Operations ($ millions)	2012	2011(1)
Benefits & Expenses
Gross claims and benefits paid	11,347	11,152
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(2)	(929)	3,201
Commissions	1,399	1,307
Operating expenses	3,507	3,262
Impairment of goodwill and intangible assets	–	204
Other(3)	524	514
Total benefits and expenses	15,848	19,640
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(3)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2012 were $11.3 billion, up $0.2 billion from 2011 primarily as a result of higher claims and benefits paid in our SLF Canada’s GB and Individual Insurance businesses.

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of negative $0.9 billion decreased by $4.1 billion over 2011. The change was primarily attributable to a smaller increase in the fair value of FVTPL assets supporting insurance contract liabilities, changes in reinsurance assets and higher reinsurance recoveries in SLF U.S.

Commission expenses of $1.4 billion in 2012 were up $0.1 billion from 2011. The increase was mainly attributable to increases from MFS, the SLF Canada’s Individual Insurance and U.S. EBG voluntary benefits businesses.

Operating expenses of $3.5 billion in 2012 were $0.2 billion higher than 2011. Expenses increased primarily as a result of increases in MFS, SLF Canada’s Individual Insurance and SLF U.S.’s EBG voluntary businesses. Additional information on operating expenses can be found in Note 19 in our 2012 Consolidated Financial Statements.

Other expenses of $0.5 billion were largely unchanged from 2011.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. Many of these assumptions relate to matters that are inherently uncertain. The valuation of these obligations is fundamental to our financial results and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of our products. Our benefit payment obligations, net of future expected revenues, are estimated over the life of our annuity and insurance products based on internal valuation models and are recorded in our financial statements, primarily in the form of insurance contract liabilities. We review our actuarial assumptions each year, generally in the third and fourth quarters, and revise these assumptions if appropriate.

In 2012, the net impact of assumption changes and management actions resulted in an increase in net income from Combined Operations of $108 million and an increase in net income from Continuing Operations of $221 million.

2012 Assumption Changes and Management Actions from Combined Operations by Type

($ millions)	Increase/ (Decrease) in operating net income	Comments
Mortality/Morbidity	(16)	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada

Lapse and other policyholder behaviour	(45)	Largely due to a reduction in SLF U.S. variable annuity lapse assumptions reflecting recent company and industry experience

Expense	37	Reflects the positive impact of updates to expenses, lower fund management fees and a management action to transfer the asset management of a block of assets to MFS and other updates

Investment returns	(2)	Resulting primarily from updates to our economic scenario generator, offset by an increase in average long-term credit spreads and favourable impact from implementing additional hedges

Model enhancements and other	134	Reflects the impact of modelling enhancements, management actions in SLF Canada and SLF U.S. and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total	108

30 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

2012 Assumption Changes and Management Actions from Continuing Operations by Type

($ millions)	Increase/ (Decrease) in operating net income	Comments
Mortality/Morbidity	(4)	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada

Lapse and other policyholder behaviour	–

Expense	32	Reflects the positive impact of updates to expenses

Investment returns	16	Resulting primarily from updates to our economic scenario generator, offset by an increase in average long-term credit spreads and favourable impact from implementing additional hedges

Model enhancements and other	177	Reflects the impact of modelling enhancements, management actions in SLF Canada and SLF U.S. and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total	221

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 11 in our 2012 Consolidated Financial Statements.

Impact of the Low Interest Rate Environment

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in response to more challenging conditions in the European Union and monetary policy actions in the United States.

During 2012, we incurred charges of $88 million due to declines in fixed income reinvestment rates in our insurance contract liabilities. Assuming continuation of December 31, 2012 interest rate levels through the end of 2015, our net income from Continuing Operations for the 2013 to 2015 period would be reduced by up to $350 million due to declines in fixed income reinvestment rates. This reflects a $150 million improvement from the estimate we disclosed in the third quarter of 2012 related to increased interest rates, the impact of methodology changes for determining liabilities in SLF Asia and the removal of the impact from Discontinued Operations. This is forward-looking information and assumes the continuation of December 31, 2012 interest rate levels through the end of 2015, as applied to the block of business in force and using other assumptions in effect at December 31, 2012.

In addition to the impact on fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

Actuarial Standards

On December 21, 2012, the Actuarial Standards Board proposed to revise the Canadian actuarial standards of practice with respect to economic reinvestment assumptions. Any impact of such revision to our liabilities has not yet been determined.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and intangibles impairment testing in the fourth quarter. No impairment charges were taken as a result of this testing. However, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, we have written down $6 million of intangibles and have recorded this charge in Discontinued Operations.

At the end of 2011, we took an impairment charge in our Canadian Individual Wealth CGU. Although no further impairment charge is required in 2012, the excess of fair value over carrying value for this CGU remains small as a result of low interest rates, market volatility affecting the cost of hedging and uncertainty regarding future capital requirements for segregated funds. The goodwill associated with this CGU was $160 million at December 31, 2012.

Income Taxes

In 2012, for Continuing Operations, we had an income tax expense of $210 million on our reported income before taxes of $1,711 million, representing an effective income tax rate of 12.3%. This compares to an income tax recovery of $151 million on reported income before taxes of $190 million and an effective tax recovery rate of 79.5% for Continuing Operations in 2011. Our Combined Operations in 2012 reported an income tax expense of $277 million on income before taxes of $1,958 million, which resulted in an effective income tax rate of 14.1%. This compares to an income tax recovery of $488 million on our reported loss before taxes of $742 million and an effective tax rate of 65.8% for Combined Operations in 2011.

The Company’s statutory tax rate is 26.5% in 2012 (28% in 2011). Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 31

Our effective tax rate in 2012 was below the expected range predominantly due to lower taxes on investment income, including lower taxes related to appreciation of real estate classified as investment property in SLF Canada. Our effective tax rate further benefited from the successful resolution of tax audits and recognition of previously unrecognized tax losses in SLF U.K.

Our effective tax rate in 2011 reflected various non-recurring tax impacts. During the year, we recorded favourable adjustments of $45 million with respect to taxes of prior years due to the resolution of tax disputes. We also recorded a tax benefit of $68 million in the fourth quarter related to previously unrecognized losses in SLF U.K. following the reorganization of our principal U.K. subsidiaries. In 2011, we also benefited from lower taxes on investment income, particularly related to appreciation of real estate classified as investment properties in SLF Canada, which increased our income tax recovery in 2011 by $34 million. Our 2011 tax recovery also included the impact of the impairment of goodwill in SLF Canada, which was not deductible for tax purposes.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange Rate	Quarterly					Full year

	Q4’12	Q3’12	Q2’12	Q1’12	Q4’11	2012	2011
Average
U.S. Dollar	0.991	0.995	1.010	1.002	1.023	1.000	0.989
U.K. Pounds	1.592	1.573	1.598	1.574	1.609	1.584	1.585
Period end
U.S. Dollar	0.992	0.984	1.017	0.998	1.019	0.992	1.019
U.K. Pounds	1.612	1.590	1.596	1.597	1.583	1.612	1.583

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the fourth quarter of 2012, our operating net income decreased by $11 million as a result of movements in currency rates relative to the fourth quarter of 2011. For the year ended December 31, 2012, our operating net income increased by $12 million as a result of movements in currency rates relative to the prior year.

Fourth Quarter 2012 Performance

The following table sets out the differences between reported net income (loss) and our operating net income (loss). Unless indicated otherwise, all other factors discussed in this MD&A that impact our results are applicable to both reported net income (loss) and operating net income (loss).

	Q4 2012

($ millions, after-tax)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Operating net income (loss) from Continuing Operations(1)	149	93	85	50	(44)	333
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	6	–	–	–	–	6
Fair value adjustments on share-based payment awards	–	–	39	–	–	39
Restructuring and other related costs	–	–	–	–	4	4
Goodwill and intangible asset impairment charges	–	–	–	–	–	–
Reported net income (loss) from Continuing Operations	143	93	46	50	(48)	284
Reported net Income (loss)	143	202	46	50	(46)	395
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Net Income

Our reported net income was $395 million in the fourth quarter of 2012, compared to a reported loss of $525 million in the fourth quarter of 2011. Reported ROE was 11.3%, compared to negative 15.4% in the fourth quarter of 2011.

Operating net income was $453 million for the quarter ended December 31, 2012, compared to an operating loss of $221 million for the quarter ended December 31, 2011. Operating ROE was 12.9%, compared to negative 6.5% in the fourth quarter of 2011.

32 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Operating net income excluding the net impact of market factors was $420 million in the fourth quarter of 2012.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2012. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

($ millions, after-tax)	Q4’12
Reported net income	395
Certain hedges that do not qualify for hedge accounting in SLF Canada	(6)
Fair value adjustments on share-based payment awards at MFS	(39)
Restructuring and other related costs	(7)
Goodwill & intangible asset impairment charges	(6)
Operating net income	453
Equity market impact
Net impact from equity market changes	35
Net basis risk impact	14
Net equity market impact(1)	49
Interest rate impact
Net impact from interest rate changes	33
Net impact of decline in fixed income reinvestment rates	(44)
Net impact of credit spread movements	(21)
Net impact of swap spread movements	(19)
Net interest rate impact(2)	(51)
Net gains from increases in the fair value of real estate	20
Actuarial assumption changes driven by changes in capital market movements	15
Operating net income excluding the net impact of market factors	420
Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	46
Mortality/morbidity	(5)
Credit	11
Lapse and other policyholder behaviour	(16)
Expenses	(67)
Other	(8)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	61
Other items(4)	6
(1)	Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(2)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.
(3)	Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4)	Primarily due to tax related benefits in SLF U.K.

Our reported net income for the fourth quarter of 2012 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, restructuring and other related costs and goodwill and intangible asset impairment charges reduced reported net income by $58 million in the fourth quarter of 2012, compared to a reduction of $304 million in the fourth quarter of 2011. The fourth quarter 2011 charge was primarily related to goodwill and intangible asset impairments.

Net income in the fourth quarter of 2012 reflected favourable impacts from equity markets, basis risk and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related, seasonal and non-recurring costs, as well as lapse and other policyholder behaviour experience. Non-capital, market-related assumption changes and management actions added $61 million to net income in the fourth quarter of 2012.

The loss in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities, which resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net realized gains on AFS securities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 33

Performance by Business Group for Continuing Operations

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. Note that in recognition of the pending sale of our U.S. Annuity Business, results from SLF U.S. and Corporate have been presented on both Continuing Operations and Combined Operations bases. Other Business Groups have no Discontinued Operations.

SLF Canada

SLF Canada’s reported net income was $143 million in the fourth quarter of 2012, compared to $38 million in the fourth quarter of 2011. Operating net income was $149 million, compared to $182 million in the fourth quarter of 2011. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, and goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011.

Net income in the fourth quarter of 2012 reflected the favourable impact of investment activity on insurance contract liabilities in Individual Insurance & Investments and GRS, and positive morbidity and mortality experience in GB. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities, driven by the continued low interest rate environment, and adverse policyholder behaviour experience in Individual Insurance & Investments.

Net income in the fourth quarter of 2011 reflected the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of $103 million, which is reflected in Individual Insurance & Investments. This was partially offset by net realized gains on AFS securities, the favourable impact of investment activity on insurance contract liabilities and favourable lapse experience as a result of policyholder behaviour.

SLF U.S.

SLF U.S.’s reported net income from Continuing Operations was C$93 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of C$85 million in the fourth quarter of 2011. Operating net income from Continuing Operations was C$93 million, compared to an operating loss from Continuing Operations of C$77 million in the fourth quarter of 2011. Operating net income in SLF U.S. excludes restructuring and other related costs and goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011 due to our decision to discontinue certain products to new sales.

In U.S. dollars, SLF U.S.’s reported net income from Continuing Operations was US$93 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of US$83 million in the fourth quarter of 2011. Operating net income from Continuing Operations was US$93 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of US$75 million in the fourth quarter of 2011. Net income from Continuing Operations in the fourth quarter of 2012 was favourably impacted by the refinement of certain actuarial assumption updates from the prior quarter, partially offset by unfavourable morbidity experience in EBG, as well as an investment in our voluntary benefits capabilities.

The loss from Continuing Operations in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities in Life and Investment Products. The loss in Life and Investment Products also included updates to the prior quarter’s estimate of policy liabilities related to the significant market volatility experienced in the third quarter of 2011 and unfavourable mortality. EBG results in the fourth quarter of 2011 reflected unfavourable morbidity experience as well.

Reported net income from Discontinued Operations was US$109 million in the fourth quarter of 2012, compared to a reported loss from Discontinued Operations of US$518 million in the fourth quarter of 2011. Net income from Discontinued Operations in the fourth quarter of 2012 reflected favourable market impacts, gains from investment activity on insurance contract liabilities and an update to the prior quarter’s estimate of actuarial assumptions related to annuitant mortality. These positive items were partially offset by unfavourable policyholder behaviour associated with our domestic life products. The loss from Discontinued Operations in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities.

Reported net income (Combined Operations) was US$202 million in the fourth quarter of 2012, compared to a reported loss (Combined Operations) of US$601 million in the fourth quarter of 2011.

MFS

MFS’s reported net income was C$46 million in the fourth quarter of 2012, compared to C$31 million in the fourth quarter of 2011. MFS had operating net income of C$85 million in the fourth quarter of 2012, compared to C$68 million in the fourth quarter of 2011. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, and restructuring and other related costs related to the transition of McLean Budden to MFS in the fourth quarter of 2011.

In U.S. dollars, MFS’s reported net income was US$47 million in the fourth quarter of 2012, compared to US$30 million in the fourth quarter of 2011. Operating net income was US$85 million in the fourth quarter of 2012, compared to US$66 million in the fourth quarter of 2011.

The increase in net income from the fourth quarter of 2011 reflects the impact of higher average net assets. MFS’s pre-tax operating profit margin ratio was 35% in the fourth quarter of 2012, up from 32% in the fourth quarter of 2011.

SLF Asia

SLF Asia’s reported net income was $50 million in the fourth quarter of 2012, compared to reported net income of $38 million in the fourth quarter of 2011. Operating net income was $50 million in the fourth quarter of 2012, compared to $44 million in the fourth quarter of 2011. Operating net income in SLF Asia excludes restructuring and other related costs recorded in the fourth quarter of 2011, primarily related to the acquisition of 49% of Grepalife Financial Inc.

Net income in the fourth quarter of 2012 reflected the favourable impact of assumption changes and management actions and higher earnings in the Philippines due to business growth. Net income in the fourth quarter of 2011 reflected the net favourable impact of assumption changes and management actions during the quarter, realized gains on AFS securities and business growth, partially offset by high levels of new business strain as a result of sales in China.

34 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Corporate

Corporate had a reported loss from Continuing Operations of $48 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of $20 million in the fourth quarter of 2011. The operating net loss from Continuing Operations was $44 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of $7 million in the fourth quarter of 2011. Operating net income (loss) in Corporate excludes restructuring and other related costs.

SLF U.K.’s reported net income was $28 million in the fourth quarter of 2012, compared to $68 million in the fourth quarter of 2011. Restructuring and other related costs were nil, compared to $3 million in the fourth quarter of 2011. Operating net income was $28 million in the fourth quarter of 2012, compared to $71 million in the fourth quarter of 2011. SLF U.K.’s net income in the fourth quarter of 2012 reflected favourable impacts from tax related items. Net income in the fourth quarter of 2011 included a net tax benefit related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of investment activity on insurance contract liabilities.

Corporate Support had a reported loss from Continuing Operations of $76 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of $88 million in the fourth quarter of 2011. Restructuring and other related costs were $4 million, compared to $10 million in the fourth quarter of 2011. The operating loss from Continuing Operations was $72 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of $78 million in the fourth quarter of 2011. Net income from Continuing Operations in the fourth quarter of 2012 reflected favourable impact from lower debt financing costs and lower losses in our run-off reinsurance business, partially offset by higher expenses. Net income from Continuing Operations in the fourth quarter of 2011 included net impairments on AFS securities.

Corporate’s reported net income from Discontinued Operations was $2 million in the fourth quarter of 2012, compared to $3 million in the fourth quarter of 2011. Corporate’s reported loss (Combined Operations) was $46 million in the fourth quarter of 2012, compared to a reported loss of $17 million in the fourth quarter of 2011.

Additional Financial Disclosure

Revenue from Continuing Operations for the fourth quarter of 2012 was $4.3 billion, compared to $5.4 billion in the fourth quarter of 2011. Revenue from Continuing Operations decreased primarily as a result of lower net gains in fair value of FVTPL assets and liabilities, partially offset by higher premium revenue from SLF Canada’s GRS and SLF U.S.’s Life and Investments Products businesses, higher investment income and increased fee income from MFS. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2011 decreased revenue by $59 million. Adjusted revenue from Continuing Operations was $5.6 billion for the fourth quarter of 2012, compared to $4.7 billion in the fourth quarter of 2011 primarily due to higher premium revenue from SLF Canada’s GRS and SLF U.S.’s Life and Investments Products businesses, higher investment income and increased fee income from MFS.

Premiums and deposits from Continuing Operations were $31.9 billion for the quarter ended December 31, 2012, compared to $21.7 billion for the quarter ended December 31, 2011. Adjusted premiums and deposits from Continuing Operations of $33.7 billion in the fourth quarter of 2012 increased $11.1 billion from 2011. In both cases, the increase was primarily the result of higher fund sales at MFS. Adjusted premiums and deposits adjusts for the impact of currency and reinsurance for the insured business in SLF Canada’s GB operations.

AUM increased $18.0 billion between September 30, 2012 and December 31, 2012. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $11.1 billion;
(ii)	net sales of mutual, managed and segregated funds of $4.0 billion, net of the inflow from Sun Capital Advisers;
(iii)	an increase of $3.5 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iv)	business growth of $0.4 billion; partially offset by
(v)	a decrease of $0.6 billion related to the sale of MFS McLean Budden’s private wealth business; and
(vi)	a decrease of $0.4 billion from the change in value of FVTPL assets and liabilities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 35

Quarterly Information

The following table provides a summary of our results from Combined Operations for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim MD&As.

($ millions, unless otherwise noted)	2012(1)				2011(1)

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Common shareholders’ net income (loss)
Operating(2)	453	401	98	727	(221)	(642)	425	472
Reported	395	383	90	686	(525)	(691)	408	438
Diluted EPS (in dollars)
Operating(2)	0.76	0.68	0.17	1.24	(0.38)	(1.11)	0.73	0.82
Reported	0.65	0.64	0.15	1.15	(0.90)	(1.19)	0.68	0.73
Basic Reported EPS (in dollars)
Operating(2)	0.76	0.68	0.17	1.24	(0.38)	(1.11)	0.74	0.82
Reported	0.66	0.64	0.15	1.17	(0.90)	(1.19)	0.71	0.76
ROE
Operating(2)	12.9%	11.7%	2.9%	21.8%	(6.5)%	(18.1)%	12.0%	13.5%
Reported	11.3%	11.1%	2.6%	20.5%	(15.4)%	(19.4)%	11.5%	12.5%
Operating net income (loss) by segment(2)
SLF Canada(2)	149	221	186	239	182	(26)	218	245
SLF U.S.(2)	211	18	(148)	434	(511)	(608)	110	180
MFS(2)	85	80	68	69	68	65	70	67
SLF Asia(2)	50	35	15	29	44	26	30	44
Corporate(2)	(42)	47	(23)	(44)	(4)	(99)	(3)	(64)
Total operating net income (loss)(2)	453	401	98	727	(221)	(642)	425	472
AUM(2) ($ billions)	533	515	496	494	466	459	474	469
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Third Quarter 2012

Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and negative impact from credit spread movements.

Second Quarter 2012

The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macro economic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

First Quarter 2012

The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in SLF Canada’s GB business.

Fourth Quarter 2011

The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

Third Quarter 2011

The operating loss of $642 million in the third quarter of 2011 was driven by increases in our insurance contract liabilities (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial assumptions, which generally occur in the third quarter of each year, further reduced net income by $273 million. Updates to actuarial assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011

Operating net income of $425 million for the second quarter of 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and positive credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

36 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

First Quarter 2011

Operating net income of $472 million for the first quarter of 2011 reflected continued growth in AUM, gains in the fair value of real estate classified as investment properties, the positive impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. These gains were partially offset by increased losses in the Corporate segment.

Business Segment Results

In recognition of the pending sale of our U.S. Annuity Business, results from SLF U.S. and Corporate have been presented on both Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

In the fourth quarter of 2011, SLF Inc. acquired the minority shares of McLean Budden, its Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. Prior period results have been restated to reflect the results of McLean Budden within MFS.

SLF Canada

Business Profile

SLF Canada is a market leader with a client base consisting of millions of people across Canada. Our distribution breadth, strong service, technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units – Individual Insurance & Investments, Group Benefits and Group Retirement Services – offer a full range of protection and wealth accumulation products and services to individuals and corporate clients.

Strategy

We help clients achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. We strengthen our sponsor and advisor partnerships with value-added insight, service and advice. Additional value is created by enhancing productivity and client service.

We will grow our business organically by leveraging our strong brand recognition and client base to offer additional value-added products and services. Our goal is to be the best performing life insurer in Canada.

2012 Business Highlights

•

Individual Insurance & Investments continued to focus on meeting the needs of retiring Canadians through its Money for Life™ concepts, products and campaigns, and moved up to second position in the Canadian retail life market as measured by LIMRA. Strategic actions taken across both the life and wealth businesses resulted in a more profitable mix of business, including the launch of a de-risked segregated fund product requiring a lower capital base, the closing of new Guaranteed Minimum Withdrawal Benefit segregated fund sales in third-party channels, the re-pricing of universal life and critical illness insurance products, and the launch of Sunflex Retirement Income, an innovative new payout annuity product. We continued to experience sales success with our participating insurance products. The Sun Life Career Sales Force sales power grew to 3,713 advisors and managers, driven by improved recruiting practices.

•

GB retained the #1 group life and health insurance provider position based on BIF(1). Gross sales remained strong with 7% growth from 2011. We continued to experience growth in e-Claims, reaching 3.6 million (web and mobile combined), which represents a 42% increase from 2011. GB launched its new employee assistance group benefits product, RightDirections, in partnership with Solareh.

•

GRS continued to build on its leadership position in the defined contribution industry, capturing 50% of the total defined contribution market activity in the first nine months of 2012(2). GRS was also ranked #1 in total assets across all pension products in the December 2012 Benefits Canada magazine (based on June 2012 data) and achieved 54% market share in the Defined Benefit Solutions market (as of the third quarter of 2012)(2).

•

As part of our Client Solutions business, we continued to leverage our leading GB and GRS market share, together with our exclusive Sun Life Financial Career Sales Force, to strengthen group member relationships by providing targeted solutions to members at the worksite while they are enrolling in their group plans and through ongoing services, at key life events and at transition.

•

SLGI completed its second full year of operations with strong sales momentum and strong fund performance. Sales reached $2.5 billion and client managed AUM grew to over $6.0 billion. Two-year investment performance was very strong with all twelve of the original long-term funds ranked above the median and seven of twelve funds ranked in the top quartile for their respective categories(3). In 2012, SLGI acquired the mutual fund business of MFS McLean Budden and launched the Granite Managed Portfolios, which are five internally managed portfolios that offer a multi-manager approach with broad diversification and active management. These portfolios accounted for approximately 30% of 2012 retail gross sales.

•

SLGI was named “Fastest Growing Institutional Money Manager”, debuted in the Top 40 Money Manager rankings issue as #33 and was ranked as the sixth largest Capital Accumulation Plan Asset Manager in 2012 in Benefits Canada magazine.

(1)	2011 Fraser Group Universe Report, based on BIF premiums and premium equivalents, for the year ended December 31, 2011.
(2)	LIMRA, for the nine months ended September 30, 2012.
(3)	Morningstar Canada. For additional information, including the funds’ full performance history, please visit www.sunlifeglobalinvestments.com.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 37

Financial and Business Results

Summary statements of operations ($ millions)	2012	2011(1)
Net premiums	3,882	3,914
Net investment income	3,354	4,958
Fee income	769	746
Revenue	8,005	9,618
Client disbursements and change in insurance and investment contract liabilities	9,244	11,017
Commissions and other expenses	2,270	2,373
Reinsurance expenses (recoveries)	(4,351)	(4,175)
Income tax expense (benefit)	50	(22)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	4	3
Reported net income	788	422
Less: Certain hedges that do not qualify for hedge accounting	(7)	(3)
Less: Goodwill and intangible asset impairment charges	–	(194)
Operating net income(2)	795	619
Operating ROE(2)	11.5	9.6
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF Canada’s reported net income was $788 million in 2012, compared to $422 million in 2011. Operating net income was $795 million in 2012, compared to $619 million in 2011. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, and goodwill and intangible asset impairment charges recorded in 2011, which are set out in the table above.

Net income in 2012 reflected gains from increases in the value of real estate properties, the favourable impact of assumption changes and management actions in GB and GRS, and net realized gains on AFS securities. These items were partially offset by declines in fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance & Investments that were driven by the continued low interest rate environment.

Net income in 2011 reflected the net unfavourable impact of assumption changes and management actions, as well as lower equity market levels. Assumption changes and management actions in 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities and lapse updates on term insurance renewals, which were partially offset by the benefit of changes related to investment income tax on universal life insurance policies. Also benefiting net income were net realized gains on AFS securities, the favourable impact of fixed income investment activity on insurance contract liabilities and gains from increases in the value of real estate properties.

Revenue was $8.0 billion for 2012, a decrease of $1.6 billion from 2011, primarily due to lower net investment income from a lower increase in the fair value of FVTPL assets. Adjusted revenue in SLF Canada, which excludes ceded premiums on reinsurance agreements of $4.7 billion was $12.7 billion, a decrease of $1.5 billion from 2011, also due to the lower increase in the fair value of FVTPL assets.

Reinsurance recoveries of $4.4 billion in 2012 were up $0.2 billion from 2011, primarily as a result of an increase in ceded gross claims and benefits paid.

SLF Canada had AUM of $118.8 billion as at December 31, 2012, an increase of 6.5% from 2011 levels. The increase was driven primarily by positive cash flows, and favourable market performance for real estate and equities.

Results by Business Unit

Net income by business unit ($ millions)	2012	2011(1)
Individual Insurance & Investments(2)	281	212
Group Benefits(2)	347	268
Group Retirement Services(2)	167	139
Operating net income(2)	795	619
Certain hedges that do not qualify for hedge accounting	(7)	(3)
Goodwill and intangible asset impairment charges	–	(194)
Reported net income	788	422
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Individual Insurance & Investments

Individual Insurance & Investments’ strategy is to help Canadians achieve lifetime financial security by delivering a leading suite of quality products, excellent service and holistic advice with a focus on ease of doing business and strong risk management practices.

38 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Individual Insurance & Investments’ principal insurance products include permanent life, participating life, term life, universal life, critical illness, long-term care and personal health insurance. We offer savings and retirement products, which include mutual funds, segregated funds, accumulation annuities, guaranteed investment certificates and payout annuities. Our products are marketed through a distinctive, multi-channel distribution model consisting of our exclusive Sun Life Financial Career Sales Force and third-party distribution channels. Certain products, including accidental death insurance and personal health insurance, are marketed directly to retail clients in partnership with our advice channels.

Individual Insurance & Investments’ reported net income was $277 million in 2012, compared to $16 million in 2011. Operating net income was $281 million in 2012, an increase of $69 million from 2011. Net Income in 2012 reflected equity market gains, the favourable impact of investment activity and improved insurance pricing gains. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities and lower wealth pricing gains, driven by the continued low interest rate environment, the unfavourable impact of assumption changes and management actions and adverse policyholder behaviour experience.

Net income in 2011 reflected the net unfavourable impact of assumption changes and management actions, including the implementation of a change related to Hedging in the Liabilities in the fourth quarter, and the unfavourable impact of equity markets. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, gains from increases in the value of real estate properties and favourable lapse experience due to policyholder behaviour.

Sales of individual life and health insurance products increased 5.9% from 2011 to $234 million in 2012. The increase was driven by higher sales of permanent life and critical illness insurance, partially offset by lower sales of universal life insurance. The Sun Life Financial Career Sales Force, consisting of approximately 3,700 advisors and managers, accounted for 76% of the sales in 2012.

Sales of individual wealth products decreased by $266 million, or 7%, to $3.5 billion in 2012. Segregated fund sales were lower by $273 million compared to 2011 from a planned reduction in sales. This was partially offset by a $137 million increase in sales of SLGI mutual funds.

Group Benefits

Our GB business unit is a leading provider of group life and health insurance products in Canada, with a market share of 22%(1). We provide life, dental, drug, extended health care, disability and critical illness benefits programs to employers of all sizes. In addition, voluntary benefits solutions are offered directly to individual plan members, including post-employment life and health plans to members exiting their plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the Sun Life Financial Career Sales Force.

GB’s reported net income was $345 million in 2012, compared to $267 million in 2011. Operating net income of $347 million in 2012 increased by $79 million over 2011. Net income in 2012 reflected the favourable impact of assumption changes and management actions, favourable mortality experience, expense improvements and the favorable impact of long-term disability morbidity experience improvements in both incidence and termination. Net income in 2011 reflected the favourable impact of assumption changes and management actions, positive investment activity on insurance contract liabilities and favourable mortality experience, partially offset by unfavourable morbidity experience.

GB improved upon its #1 market share position for overall BIF(1) in Canada and continues to focus on customer service and productivity.

BIF continued to increase steadily in 2012, 3% from 2011, with a 7% increase in sales and significantly higher net sales results. Client retention remained strong, with cancellation rates at 5%(2) of premiums and premium equivalents.

Group Retirement Services

With a 33% market share(3), GRS is the leading provider of defined contribution plans in Canada, serving over one and a half million plan participants at the end of 2012. We also offer other group retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services and solutions for de-risking defined benefit pension plans.

GRS’s solutions meet the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small employer market. We continue to launch innovative solutions to meet the emerging needs of the pension market to further enhance our leadership position, including expanding our range of de-risking solutions. We distribute our products and services through a multi-channel distribution network of pension consultants, advisors and with teams dedicated to the rollover sector and defined benefit solutions market.

GRS’s reported net income was $166 million in 2012, compared to $139 million in 2011. Operating net income increased to $167 million in 2012 from $139 million in 2011. Net income in 2012 reflected the favourable impact of assumption changes and management actions and positive investment activity. Net income in 2011 reflected investment gains and the unfavourable impact of assumption changes and management actions.

GRS’s sales increased 3% to $4.6 billion in 2012 primarily from increased retained sales. Sales also continued to benefit from rollover options made available to members leaving defined contribution plans. In 2012, rollover sales exceeded $1 billion, leading to a four-quarter average retention rate of 47%.

GRS’s assets under administration of $54.7 billion in 2012 grew by 11% over 2011, resulting from positive cash flows and growth in equity markets.

(1)	2011 Fraser Group Universe Report, based on BIF for the year ended December 31, 2011.
(2)	2011 Fraser Group Universe Report, based on lapse rates for the year ended December 31, 2011.
(3)	As measured by Benefits Canada magazine’s 2012 CAP Suppliers Report, based on assets under administration and released in December 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 39

2013 Outlook and Priorities

To build on our leadership positions in insurance, wealth management and employee benefits, we will capitalize on macro trends and on our differentiators by focusing on the following strategic initiatives:

•	Introducing new products, optimizing the presence of SLGI and continuing to offer holistic advice through our Career Sales Force to grow our share of the retirement market;
•	Driving innovation through mobile solutions and superior benefit plan management options in GB, and providing targeted solutions for converting defined benefit plans in GRS;
•	Improving client and rollover experience and promoting advisor introduction to accelerate growth of our Client Solutions business;
•	Driving growth in the Quebec market, particularly in the two group businesses; and
•	Emphasizing productivity through disciplined expense management.

SLF U.S.

Business Profile

SLF U.S. consists of two business units – EBG and Life and Investment Products. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products business includes our international business, which provides international high net worth clients with insurance and investment products, and those closed individual life insurance products that are part of our Continuing Operations.

On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

Strategy

The strategy of EBG is to deliver sustainable and profitable growth by focusing on employers and the protection needs of their employees. We have aligned our capabilities to offer customer-centric product solutions, foster strong distribution partnerships and focus on operational excellence. While investing in our group and voluntary benefits businesses, we are also focused on optimizing the underlying value of our in-force businesses.

In our international business, we are expanding the reach of our distribution by increasing our in-country wholesaler presence in targeted locations to assist with developing contacts and servicing local advisors.

2012 Business Highlights

•

SLF U.S. expanded the EBG distribution organization by adding experienced sales representatives, creating a Small Business Center and building a dedicated voluntary benefits distribution team. SLF U.S. had approximately 200 sales professionals actively selling group and voluntary benefits products at year end, representing an increase of approximately 35% from year-end 2011.

•

EBG launched a new voluntary benefits suite of products, which includes long-term disability, short-term disability, critical illness, cancer and customized disability, and made enhancements to its existing voluntary life and dental products.

•	EBG enhanced its enrolment solutions, by simplifying employer benefits administration and expanding its portfolio of broker tools, through partnerships with BeneTrac, bswift and benefitsCONNECT.
•

SLF U.S. transferred US$6.5 billion of variable annuity assets to MFS. This transaction provided policyholders with reduced fees and high-quality asset management services, while SLF U.S. benefited from lower operating costs and a related reduction in insurance contract liabilities.

40 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations (US$ millions)	2012	2011(1)
Net premiums	3,406	3,431
Net investment income	1,479	2,248
Fee income	183	178
Revenue from Continuing Operations	5,068	5,857
Client disbursements and change in insurance contract liabilities	4,054	5,559
Commissions and other expenses	1,065	1,030
Reinsurance expenses (recoveries)	(465)	(374)
Income tax expense (benefit)	87	(59)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	4
Reported net income (loss) from Continuing Operations	324	(303)
Less: Restructuring and other related costs	–	(6)
Less: Goodwill and intangible asset impairment charges	–	(2)
Operating net income (loss) from Continuing Operations(2)	324	(295)
Operating net income (loss)(2)	517	(806)

Selected financial information in Canadian dollars (C$ millions)	2012	2011(1)
Revenue from Continuing Operations	5,076	5,774
Reported net income (loss) from Continuing Operations	322	(309)
Less: Restructuring and other related costs	–	(6)
Less: Goodwill and intangible asset impairment charges	–	(2)
Operating net income (loss) from Continuing Operations(2)	322	(301)
Operating net income (loss)(2)	515	(829)
Operating ROE(2)	9.5	(15.0)
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF U.S.’s reported income from Continuing Operations was C$322 million in 2012, compared to a reported loss from Continuing Operations of C$309 million in 2011. SLF U.S. had operating income from Continuing Operations of C$322 million in 2012, compared to an operating net loss from Continuing Operations of C$301 million in 2011. Operating net income in SLF U.S. excludes restructuring and other related costs and goodwill and intangible asset impairment charges recorded in 2011, which are set out in the table above.

On a U.S. dollar basis, SLF U.S.’s reported net income from Continuing Operations was US$324 million in 2012, compared to a reported net loss from Continuing Operations of US$303 million in 2011. Operating net income from Continuing Operations was US$324 million in 2012, compared to an operating loss from Continuing Operations of US$295 million in 2011.

Net income from Continuing Operations in 2012 included favourable impacts from improved equity markets, investment activity on insurance contract liabilities and updates to actuarial assumptions. These positive items were partially offset by unfavourable impacts from reduced interest rates and credit spread movements, as well as unfavourable morbidity experience. Net income in EBG also included an investment in our voluntary benefits capabilities and a charge related to a premiums receivable account reconciliation issue. The loss from Continuing Operations in 2011 reflected the net unfavourable impact of assumption changes and management actions including the implementation of a change related to Hedging in the Liabilities. The loss also reflected unfavourable impacts from interest rates, equity markets and mortality and morbidity experience, partially offset by gains from investment activity on insurance contract liabilities.

Reported net income from Discontinued Operations was US$172 million in 2012, compared to a reported loss from Discontinued Operations of US$606 million in 2011. Net income from Discontinued Operations in 2012 reflected the favourable impact of improved equity markets and gains from investment activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from reduced interest rates and updates to actuarial assumptions. The loss from Discontinued Operations in 2011 reflected the net unfavourable impact of assumption changes and management actions, including the implementation of a change related to Hedging in the Liabilities. The loss also reflected the unfavourable impact of interest rates and equity markets, partially offset by gains from investment activity on insurance contract liabilities.

Operating net income (Combined Operations) was US$517 million in 2012, compared to an operating net loss (Combined Operations) of US$806 million in 2011.

Revenue (Continuing Operations) for the year ended December 31, 2012 was US$5.1 billion, a decrease of US$0.8 billion from 2011, primarily due to a decrease in net investment income resulting from lower fair value gains on derivatives of US$0.7 billion.

AUM (Combined Operations) were US$74.0 billion as at December 31, 2012, up 1% from 2011, largely as a result of equity market improvements, partially offset by negative net sales driven by surrenders in our closed blocks of business.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 41

Results by Business Unit

Net income by business unit (US$ millions)	2012	2011(1)
Employee Benefits Group(2)	26	86
Life and Investment Products(2)	298	(381)
Operating net income (loss) from Continuing Operations(2)	324	(295)
Restructuring and other related costs	–	(6)
Goodwill and intangible asset impairment charges	–	(2)
Reported net income (loss) from Continuing Operations	324	(303)
Reported net income (loss)	496	(909)
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Employee Benefits Group

The SLF U.S. EBG business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss and dental insurance, as well as a suite of voluntary benefits products, to over 10 million group plan members. EBG currently provides products and services to meet the protection needs of principally small- and medium-sized employers and their employees.

Our group and voluntary benefits insurance products are sold through approximately 30,000 independent brokers and benefit consultants. We support these brokers and consultants through 34 regional group offices across the United States and approximately 200 employee sales representatives. Retaining quality business, building distribution scale and continuing to drive operational efficiency are key drivers of EBG’s growth strategy.

In 2011, we announced a significant investment in the voluntary benefits business that will be made over the next several years with the goal of becoming a top five player by the end of 2016. The voluntary benefits business refers to group insurance that is fully paid for by the employee and sold through the workplace. As we focus on growing our voluntary benefits business, the established relationships and capabilities in EBG will provide a strong baseline from which to grow. We also benefit from leveraging technology and processes between our group insurance businesses in Canada and the United States.

EBG has no Discontinued Operations. EBG’s reported net income was US$26 million in 2012, compared to US$86 million in 2011. There were no items that gave rise to differences between reported and operating net income in the current or comparative periods. Net income in 2012 reflected unfavourable claims experience, primarily with our long-term disability product, and a charge related to a premiums receivable account reconciliation issue, as well as investment in our voluntary benefits capabilities discussed above. Net income in 2011 reflected unfavourable claims experience, primarily with our disability products.

EBG sales in 2012 were US$563 million, an increase of 26% compared to 2011, reflecting significant improvement across all products. Within EBG, voluntary sales of US$141 million increased 81% compared to 2011. BIF of US$2.3 billion at December 31, 2012 increased 5% compared to 2011, driven by positive net sales.

Life and Investment Products

The Life and Investment Products business includes our international business, which provides international high net worth clients with insurance and investment products, and those closed domestic individual life insurance products that are part of our Continuing Operations. The closed block of individual life insurance products primarily includes whole life, universal life and term insurance.

Life and Investment Products’ reported income from Continuing Operations was US$298 million in 2012, compared to a reported loss from Continuing Operations of US$389 million in 2011. Operating income from Continuing Operations was US$298 million in 2012, compared to an operating loss from Continuing Operations of US$381 million in 2011. Net income from Continuing Operations in 2012 reflected positive impacts from improved equity markets and investment activity on insurance contract liabilities, partially offset by the unfavourable impact of reduced interest rates and credit spread movements. The loss from Continuing Operations in 2011 reflected the unfavourable impacts of volatile equity markets and the implementation of a change related to Hedging in the Liabilities.

Sales in Life and Investment Products were US$741 million, a decrease of 26% compared to 2011, primarily driven by lower international investment product sales, reflecting product de-risking actions, and the closure of our domestic life products to new sales.

2013 Outlook and Priorities

SLF U.S. will focus on growth opportunities in the U.S. group and voluntary benefits markets. Our actions over the past several years, along with the focused investment in voluntary benefits, position SLF U.S. to build sustainable leading positions in these two markets. We can compete effectively in these markets because our capital, regulatory and accounting requirements for these U.S. businesses do not disadvantage us relative to our U.S. competitors.

In addition, there are significant macro trends in the United States that provide opportunities for us to grow these two core businesses. As employers strive to stem rising expenses, voluntary benefits offer employers the ability to manage costs while providing their employees with the opportunity to obtain protection products important to their financial security. Employers and brokers are also evaluating various strategies in light of recent U.S. healthcare reform. Supplemental group and voluntary benefits will provide attractive benefit solutions for these stakeholders, and the demand for medical stop loss products could increase should more employers decide to self-insure. Lastly, the micro-to-small business market is underserved, creating an attractive growth opportunity where we can offer packaged solutions and efficient processes.

42 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

To capitalize on these macro trends and the current business environment, we will drive sustainable and profitable organic growth by focusing on the following components of our strategy:

•	Continuing to build industry-leading, customer-centric voluntary benefits capabilities;
•	Strengthening our position in group insurance by enhancing our operational and distribution effectiveness and by driving greater customer engagement;
•	Continuing, through our international operation, to sell U.S. dollar-denominated insurance and investment contracts to high net worth customers; and
•	Optimizing the value of our in-force business, with particular emphasis on increasing ROE and reducing earnings volatility through effective risk and capital management.

MFS Investment Management

Business Profile

MFS, a global asset management firm, offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual funds, separately managed accounts and retirement plans.

MFS sells its retail products primarily through financial intermediaries. Retail products, such as mutual funds and private portfolios, are distributed through financial advisors at major wirehouses, regional brokerage firms, independent broker dealers, banks and registered investment advisors. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, defined contribution plans, multi-employer plans, investment authorities and endowments and foundations. Institutional products are sold by an internal sales force, which is aided by a network of independent consultants. High quality service is delivered by a dedicated service team.

Strategy

MFS continually strives to deliver superior investment performance and distinctive service to its clients. The core tenets of our investment approach are a global, collaborative approach to uncover insights through both fundamental and quantitative analysis, and a disciplined risk management process. MFS also seeks to deepen relationships to become a trusted client partner.

2012 Business Highlights

•	AUM exceeded US$300 billion for the first time during 2012, ending the year at a record US$322.8 billion.
•	Record gross sales of US$86.3 billion were 51% higher than 2011.
•	Record net in-flows of US$29.4 billion surpassed 2011 by over 400%.
•	Record operating net income was US$302 million.
•

Investment performance continues to be strong across a broad range of products, and is reflected in MFS’ U.S. fund Lipper rankings. At December 31, 2012, 90% and 88% of MFS’s fund assets ranked in the top half of their respective five- and ten-year Lipper categories.

•	MFS grew its Asia-sourced AUM to US$33 billion from US$22 billion in 2011, and was ranked in Asian Investor’s December 2012 Top 100 Managers issue.
•	MFS launched its first global advertising campaign supporting its new brand positioning announced this year.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 43

Financial and Business Results

Summary statements of operations (US$ millions)	2012	2011
Revenue	1,858	1,658
Commissions and other expenses	1,473	1,320
Income tax expense (benefit)	177	141
Non-controlling interests in net income of subsidiaries	–	9
Reported net income	208	188
Less: Fair value adjustments on share-based payment awards	(94)	(79)
Less: Restructuring and other related costs	–	(4)
Operating net income(1)	302	271
Sales (US$ billions)
Gross	86.3	57.0
Net	29.4	5.4
Pre-tax operating profit margin ratio	34%	33%
Average net assets (US$ billions)	286	261
Selected financial information in Canadian dollars
(C$ millions)
Revenue	1,857	1,640
Reported net income	208	186
Less: Fair value adjustments on share-based payment awards	(94)	(80)
Less: Restructuring and other related costs	–	(4)
Operating net income(1)	302	270
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

MFS’s reported net income was C$208 million in 2012, compared to C$186 million in 2011. MFS had operating net income of C$302 million in 2012, compared to C$270 million in 2011. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, and restructuring and other related costs related to the transition of McLean Budden to MFS in 2011, which are set out in the table above.

On a U.S. dollar basis, MFS’s reported net income was US$208 million in 2012, compared to reported net income of US$188 million in 2011. Operating net income increased by US$31 million or 11%, to US$302 million in 2012. Net income improvement reflected higher average net assets, which increased to US$286 billion in 2012, from US$261 billion in 2011. Revenue of US$1.9 billion in 2012 increased by US$0.2 billion from 2011 levels on higher average net assets. The following table shows the breakdown of AUM by category.

AUM by Category (US$ billions)	2012	2011
Institutional(1)	141	117
U.S. Retail(1)	111	85
Non-U.S. Retail(1)	18	12
Insurance(1)	53	39
AUM(1)	323	253
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

AUM ended 2012 at an all time high US$323 billion, an increase of 27% for the year due to favourable market performance of US$41 billion and net inflows of US$29 billion. Net inflows were strong for both retail mutual funds and managed funds, which were US$17 billion and US$12 billion, respectively, for 2012.

2013 Outlook and Priorities

As we enter 2013, the outlook for global markets is one of cautious optimism. While macroeconomic challenges remain in place, positive signs have surfaced recently. In the U.S., lawmakers reached a deal to avoid the so-called “fiscal cliff”, but significant budget challenges remain. Europe has shown signs of increased labour competitiveness, and loan growth, a major driver of China’s economic growth, has begun to stabilize. Against this backdrop, MFS continues to employ an investment approach focused on integrated research, global collaboration and disciplined risk management. This approach, along with our bias toward high-quality companies, has provided a performance record that differentiates MFS from its competitors. Strong multi-year performance across investment categories positions MFS for continued market-share growth in both the retail and institutional markets. MFS’s strategy in 2013 will focus on the following initiatives:

•	Delivering superior investment performance;
•	Differentiating our client service from other investment managers;
•	Continuing to pursue growth in our markets; and
•	Engaging, empowering and developing our people.

44 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

SLF Asia

Business Profile

SLF’s history in Asia dates back to 1892. Today, SLF Asia is present in six markets – namely the Philippines, Hong Kong, Indonesia, India, China and Vietnam – through subsidiaries, joint ventures and strategic investments. These six markets account for approximately 70% of Asia’s total population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia, and supports the sharing of best practices and resources throughout SLF Asia’s operations.

We offer individual life and health insurance as well as group life insurance and savings products in the markets in which we operate. We offer pension and retirement products in Hong Kong and India, and mutual funds in the Philippines and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multi-distribution channels, with agency remaining the largest distribution channel.

Strategy

Our strategy is to strengthen our competitive position in Asia, and to develop into a significant long-term revenue and earnings growth operation. As such, we are continuing to develop innovative products, expand distribution channels and leverage the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage SLF’s worldwide resources to bring industry-leading products, services and best practices to Asia.

2012 Business Highlights

•	Our Philippines business continued its strong performance and achieved record insurance sales in 2012, with sales growth, measured in local currency, of 58% from 2011.
•

Sun Life Hong Kong celebrated its 120th anniversary in 2012, and was named “Mandatory Provident Fund Provider of the Year” for 2011 by Benchmark magazine. Our Mandatory Provident Fund scheme continued its outstanding performance, winning seven Lipper Fund Awards during the year and achieving sales growth, measured in local currency, of 48% from 2011.

•

In Indonesia, PT CIMB Sun Life, our joint venture business, was named the “Most Prospective Life Insurance Company” by Business Review magazine in 2012, based on growth of its customer base. We are showing good progress in Shariah sales, which increased from 6% of total sales in PT Sun Life Financial Indonesia in 2011 to 17% in 2012.

•

In India, Birla Sun Life Asset Management Company Limited was recognized as the 2012 “Debt Mutual Fund House of the Year” by Credit Rating and Information Services of India Limited. Birla Sun Life Insurance Company Limited group sales have grown 33% compared to 2011, on a local currency basis.

•	In China, Sun Life Everbright Asset Management Co., Ltd. commenced operations during the first quarter of 2012, enabling us to further strengthen our asset management market position in the region.
•

In May 2012, Sun Life Assurance entered into an agreement with PVI Holdings to form PVI Sun Life Insurance Company Limited in Vietnam, a joint venture life insurance company. PVI Sun Life Insurance Company Limited received its license to operate from the Ministry of Finance of Vietnam in January 2013.

Financial and Business Results

Summary statements of operations ($ millions)	2012	2011
Net premiums	639	634
Net investment income	778	684
Fee income	138	119
Revenue	1,555	1,437
Client disbursements and change in insurance contract liabilities	1,069	980
Commissions and other expenses	321	286
Income tax expense (benefit)	36	33
Reported net income	129	138
Less: Restructuring and other related costs	–	(6)
Operating net income(1)	129	144
Operating ROE(1)	7.0	8.5
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF Asia’s reported net income was $129 million in 2012, compared to reported net income of $138 million in 2011. Operating net income was $129 million in 2012, compared to $144 million in 2011. Operating net income in SLF Asia excludes restructuring and other related costs recorded in 2011, primarily related to the acquisition of 49% of Grepalife Financial Inc.

Net income in 2012 included the unfavourable impact of declining interest rates in Hong Kong and higher levels of new business strain from increased sales in China and the Philippines. These items were partially offset by the favourable impact of assumption changes and management actions, and higher earnings in the Philippines due to business growth. Net income in 2011 reflected business growth, realized gains on AFS securities, the net favourable impact of assumption changes and management actions and low levels of new business strain as a result of sales levels in India and Hong Kong.

SLF Asia’s revenue increased to $1.6 billion in 2012 from $1.4 billion in 2011 primarily due to higher fair value gains on invested assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 45

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual Insurance sales(1) ($ millions)	2012	2011
India	234	290
China	191	160
Hong Kong	70	71
Philippines	86	53
Indonesia	39	41
Total	620	615
(1)	Sales for joint venture operations are presented at 100%.

Individual life insurance sales in 2012 were flat from 2011. On a local currency basis, sales growth in the Philippines and China was offset by lower sales in India. Excluding India, individual life sales were up 19%. Sales in the Philippines were up 58% due to agency expansion and the launch of Sun Life Grepa Financial, Inc. in October 2011. Sales in China were up 17% as a result of distribution growth. We continue to build alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc., and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc., in which we have a 49% ownership stake. In addition, we offer mutual funds through our wholly-owned subsidiary, Sun Life Asset Management Company.

Our subsidiary in the Philippines has become the #1 life insurer in the country. According to figures released by the Philippines Insurance Commission, the company was the top-ranked life insurer in 2011 as measured by total premium income. Our career agency force increased by 19% to 4,275 advisors in 2012.

On a local currency basis, individual insurance sales were up 58% from 2011, driven by agency expansion and contributions from Sun Life Grepa Financial, Inc. Mutual fund gross sales increased 47% from 2011, and AUM grew by 35% from 2011.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system) and pension administration to individuals and businesses through a multi-channel distribution system that includes a career agency force, telemarketing and independent financial advisors.

On a local currency basis, individual life sales were down 3% from 2011, as a result of lower sales in the bancassurance channel, however sales from independent financial advisors in 2012 grew 125% from 2011. Assets under administration in our pension administration business grew 24% from 2011 largely due to stronger net inflows and positive market movements.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and PT CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. PT CIMB Sun Life serves PT Bank CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were slightly lower, down 1% from 2011. Sales from CIMB Sun Life grew by 14% in 2012, but were offset by lower sales in PT Sun Life Financial Indonesia. Agency headcount increased by 12% to 5,007 in 2012.

India

Birla Sun Life Insurance Company Limited, our insurance joint venture with the Aditya Birla Group in India(1), provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

In addition, Birla Sun Life Asset Management Company Limited, our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while direct distribution serves corporate clients.

On a local currency basis, individual life insurance sales at Birla Sun Life Insurance Company Limited were down 9% from 2011 due to continued impact from regulatory changes in India’s insurance industry. Net inflows in Birla Sun Life Asset Management Company Limited increased significantly, up 465%, and AUM increased 35% from 2011.

China

Sun Life Everbright Life Insurance Company Limited, in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of China’s population.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in Birla Sun Life Insurance Company Limited and a 49% stake in Birla Sun Life Asset Management Company Limited.

46 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

On a local currency basis, sales of individual insurance products by Sun Life Everbright Company Limited were up 17% from 2011, with strong sales growth across the agency, bancassurance and telemarketing channels.

2013 Outlook and Priorities

The Asia life insurance industry has benefited from macro economic growth, favourable demographics, low penetration rates for insurance and significant growth of the middle class. These positive factors have been tempered by the impact of tighter regulatory regimes after the global financial crisis, very low interest rates in Hong Kong and increased competition from new entrants. We expect a challenging operating environment in 2013, but one with opportunities for prepared and quality players to significantly outperform their peers.

In order to strengthen our competitive position and grow SLF Asia to be a more significant contributor to overall earnings, we intend to focus efforts on the following strategic initiatives:

•	Continuing to launch innovative and customer-focused products reflecting each market’s specific and evolving needs;
•	Enhancing our agency force, both in quantity and quality;
•	Further expanding alternative channels such as bancassurance and independent financial advisors, particularly in Indonesia, Philippines, Vietnam and Hong Kong;
•	Further expanding into new markets, such as Vietnam and Malaysia;
•	Further developing our asset management businesses; and
•	Enhancing risk management and operational efficiency to improve profitability, particularly in India and China, and to support future growth across the region.

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support operations that consist of the Company’s run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Our run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident and medical coverage, as well as guaranteed minimum income and death benefit coverage. Discontinued Operations in Corporate relate to Corporate Support only.

Financial and Business Results

Summary statements of operations ($ millions)	2012	2011
Net premiums	323	301
Net investment income	652	945
Fee income	91	115
Revenue from Continuing Operations	1,066	1,361
Client disbursements and change in insurance contract liabilities	796	1,277
Commissions and other expenses	363	437
Income tax expense (benefit)	(140)	(241)
Dividends paid to preferred shareholders	120	100
Reported net income (loss) from Continuing Operations	(73)	(212)
Less: Restructuring and other related costs:
SLF U.K.	–	(3)
Corporate Support	(4)	(10)
Operating net income (loss) from Continuing Operations(1)	(69)	(199)
Operating net income (loss)(1)	(62)	(170)
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Corporate had a reported loss from Continuing Operations of $73 million in 2012, compared to a reported loss from Continuing Operations of $212 million in 2011. The operating loss from Continuing Operations was $69 million in 2012, compared to an operating loss from Continuing Operations of $199 million in 2011. Operating net income (loss) in Corporate excludes restructuring and other related costs, which are set out in the table above.

In Corporate Support, the reported loss from Continuing Operations was $286 million in 2012, compared to a reported loss of $365 million in 2011. Restructuring and other related costs were $4 million, compared to $10 million in 2011. The operating loss from Continuing Operations was $282 million in 2012, compared to an operating loss from Continuing Operations of $355 million in 2011. The loss from Continuing Operations in 2012 reflected lower expenses and lower losses in our run-off reinsurance business than the prior year. The loss from Continuing Operations in 2011 included an impairment of AFS securities. Both 2012 and 2011 reflected the net cost of reinsurance for the insured business in SLF Canada’s GB operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 47

Corporate’s reported net income from Discontinued Operations was $7 million in 2012, compared to $29 million in 2011. The reported loss (Combined Operations) for Corporate was $66 million in 2012, compared to $183 million in 2011.

Summary statements of operations ($ millions)	2012	2011
SLF U.K.(1)	213	156
Corporate Support(1)	(282)	(355)
Operating net income (loss) from Continuing Operations(1)	(69)	(199)
Restructuring and other related costs:
SLF U.K.	–	(3)
Corporate Support	(4)	(10)
Reported net income (loss) from Continuing Operations	(73)	(212)
Reported net income (loss)	(66)	(183)
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF U.K.

SLF U.K. has almost 900,000 in-force life and pension policies, which constitute a run-off block of business with approximately £12.0 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers only. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team.

SLF U.K.’s reported net income was $213 million in 2012, compared to $153 million in 2011. Restructuring and other related costs were nil in 2012, compared to $3 million in 2011. Operating net income was $213 million in 2012, compared to $156 million in 2011. Net income in 2012 reflected favourable impacts from investment activity on insurance contract liabilities, refinements to actuarial models and tax related items. Net income in 2011 included a net tax benefit related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of investment activity on insurance contract liabilities. Net income in both 2012 and 2011 reflected investment in regulatory initiatives such as Solvency II.

48 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Discontinued Operations

As described in the section titled Impact of Decision to Sell U.S. Annuity Business, on December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

The following tables set out the financial information associated with the Discontinued Operations.

(C$ millions, unless otherwise noted)	2012	2011
Net Income - Reported
Net income from discontinued operations	180	(595)
Diluted EPS from discontinued operations ($)	0.30	(1.03)
Basic EPS from discontinued operations ($)	0.30	(1.03)
Revenue
Net premiums	282	1,076
Net investment income	457	1,118
Fee income	589	557
Total revenue	1,328	2,751
Premiums and deposits
Net premium revenue	282	1,076
Segregated fund deposits	392	2,674
Mutual fund sales	–	–
Managed fund sales	–	–
ASO premium and deposit equivalents	–	–
Total premiums and deposits	674	3,750
Benefits and expenses
Gross claims and benefits paid	1,835	1,744
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)	(1,276)	503
Net transfer to (from) segregated funds	268	766
Commissions	91	238
Operating expenses	149	318
Impairment of goodwill and intangible assets	10	103
Other	4	11
Total benefits and expenses	1,081	3,683
Assets
General fund	15,067
Segregated funds	27,668
Total assets	42,735
Liabilities
General fund	12,689
Segregated funds	27,668
Total liabilities	40,357
Cash flows provided by (used in):
Operating activities	(473)	500
Investing activities	57	(98)
Financing Activities	(5)	(238)
Net cash, cash equivalents and short-term securities	574

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 49

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Governance, Nomination and Investment Committee of the Board of Directors monitors the Investment Plan, oversees practices, procedures and controls related to the management of the general fund investment portfolio, monitors the investment performance of enterprise pension and savings plans and reviews corporate governance guidelines and processes.

The assets and liabilities of our Discontinued Operations have been classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our 2012 Consolidated Statement of Financial Position. Comparative information for 2011 has not been restated. The information in this section has been completed on the same basis. Total general fund invested assets does not include $14,347 million of invested assets separately disclosed in Assets of disposal group classified as held for sale. See Note 3 in our 2012 Consolidated Financial Statements for additional information.

Investment Profile

We had total general fund invested assets of $105.7 billion as at December 31, 2012. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 83.9% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 4.8% and 5.6% of the portfolio, respectively. The remaining 5.7% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Additional detail on our investments is provided in Notes 5 and 6 to our 2012 Consolidated Financial Statements.

The following table sets out the composition of our invested assets.

Investments(1)	2012(2)			2011(2)

($ millions)	Carrying Value	Fair Value	% of total carrying value	Carrying Value	Fair Value	% of total carrying value
Cash, cash equivalents and short-term securities	7,034	7,034	6.7%	8,837	8,837	7.6%
Debt securities - FVTPL(3)	43,773	43,773	41.4%	51,627	51,627	44.2%
Debt securities - AFS	10,589	10,589	10.0%	11,303	11,303	9.7%
Equity securities - FVTPL	4,169	4,169	4.0%	3,731	3,731	3.2%
Equity securities - AFS	857	857	0.8%	839	839	0.7%
Mortgages and loans	27,248	29,930	25.8%	27,755	30,530	23.8%
Derivative assets	2,113	2,113	2.0%	2,632	2,632	2.3%
Other invested assets	1,269	1,269	1.2%	1,348	1,348	1.2%
Policy loans	2,681	2,681	2.5%	3,276	3,276	2.8%
Investment properties	5,942	5,942	5.6%	5,313	5,313	4.5%
Total invested assets	105,675	108,357	100%	116,661	119,436	100%
(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
(2)	Values as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 values have not been restated to reflect this presentation.
(3)	Not included in Debt securities are certain asset-backed securities currently classified as Assets of disposal group classified as held for sale. We expect that a portion of these assets will be retained and redeployed as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. See Note 3 in our 2012 Consolidated Financial Statements.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at December 31, 2012, we held $54.4 billion of debt securities, which constituted 51.4% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 69.9% of the total debt securities as at December 31, 2012, compared to 68.4% as at December 31, 2011. Debt securities rated “BBB” or higher represented 98.2% of total debt securities as at December 31, 2012, 1.1% higher than at December 31, 2011.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 64.3% of our total debt securities as at December 31, 2012, compared to 65.8% as at December 31, 2011. Total government issued or guaranteed debt securities as at December 31, 2012 were $19.4 billion, compared to $21.5 billion as at December 31, 2011. Of this amount, $1.6 billion relates to debt securities issued by the U.S. government and other U.S. agencies. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2012 with the exception of the following countries where we have business operations: Canada, the United States, and the United Kingdom. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

50 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The following table sets out our debt securities of governments and financial institutions by geography.

	2012(1)		2011(1)

($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	12,902	1,718	13,051	1,607
United States	1,569	4,485	3,092	6,298
United Kingdom	1,912	1,391	2,533	1,245
Eurozone
France	16	76	25	101
Germany	179	20	180	28
Greece	–	–	–	–
Ireland	–	–	–	–
Italy	–	5	–	21
Netherlands	2	342	4	311
Portugal	–	–	–	–
Spain	–	37	3	55
Residual Eurozone	–	197	2	170
Other	2,825	993	2,605	1,547
Total	19,405	9,264	21,495	11,383

(1)   Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

Our gross unrealized losses as at December 31, 2012 for FVTPL and AFS debt securities were $0.17 billion and $0.03 billion, respectively, compared with $1.0 billion and $0.1 billion, respectively, as at December 31, 2011. Gross unrealized losses as at December 31, 2012 included $0.01 billion related to Eurozone sovereign and financial debt securities.

The carrying value of debt securities by issuer and industry sector as at December 31 is set out in the following table.

	2012(1)			2011(1)
	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	1,810	1,306	3,116	2,324	1,194	3,518
Canadian provincial and municipal government	9,618	168	9,786	9,319	214	9,533
U.S. government and agency	1,061	508	1,569	2,129	963	3,092
Other foreign government	4,544	390	4,934	4,895	457	5,352
Total government issued or guaranteed debt securities	17,033	2,372	19,405	18,667	2,828	21,495
Corporate debt securities by industry sector:
Financials	6,662	2,602	9,264	8,597	2,786	11,383
Utilities	5,075	521	5,596	5,334	614	5,948
Consumer discretionary	2,688	991	3,679	3,423	900	4,323
Industrials	2,274	692	2,966	2,364	609	2,973
Consumer staples	2,044	644	2,688	2,411	682	3,093
Telecommunication services	1,399	525	1,924	1,715	568	2,283
Energy	3,117	814	3,931	3,226	688	3,914
Materials	875	411	1,286	1,266	487	1,753
Other	1,142	533	1,675	1,466	565	2,031
Total corporate debt securities	25,276	7,733	33,009	29,802	7,899	37,701
Asset-backed securities	1,464	484	1,948	3,158	576	3,734
Total debt securities	43,773	10,589	54,362	51,627	11,303	62,930
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 51

Our debt securities as at December 31, 2012 included $9.3 billion in the financial sector, representing approximately 17.0% of our total debt securities, or 8.8% of our total invested assets. This compares to $11.4 billion, or 18.1%, of the debt security portfolio as at December 31, 2011. The decrease in the value of financial sector debt securities holdings is primarily due to debt securities separately disclosed in Assets of disposal group classified as held for sale.

The carrying value of debt securities by rating as at December 31 is set out in the table below.

	2012(1)			2011(1)
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating
AAA	6,284	2,342	8,626	9,098	2,853	11,951
AA	9,506	1,179	10,685	10,369	1,156	11,525
A	14,641	4,065	18,706	15,667	3,886	19,553
BBB	12,527	2,839	15,366	14,857	3,214	18,071
BB and lower	815	164	979	1,636	194	1,830
Total debt securities	43,773	10,589	54,362	51,627	11,303	62,930
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

The carrying value of debt securities by geography as at December 31 is set out in the following table.

	2012(1)			2011(1)
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	18,192	2,438	20,630	18,692	2,007	20,699
United States	13,103	5,498	18,601	19,378	6,675	26,053
United Kingdom	5,265	484	5,749	5,546	498	6,044
Other	7,213	2,169	9,382	8,011	2,123	10,134
Total debt securities	43,773	10,589	54,362	51,627	11,303	62,930
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

Our debt securities as at December 31, 2012 included $1.9 billion of asset-backed securities reported at fair value, representing approximately 3.6% of our debt securities, or 1.8% of our total invested assets. This was $1.8 billion lower than the level reported as at December 31, 2011. The decrease in the value of asset-backed securities is primarily due to the securities separately disclosed in Assets of disposal group classified as held for sale. The credit quality of asset-backed securities remained relatively stable for 2012. There were no changes to the lifetime expected losses for these assets, and any realized losses in the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed Securities	2012(1)			2011(1)
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	824	896	95.2%	1,703	1,662	85.0%
Residential mortgage-backed securities
Agency	321	337	100.0%	510	538	100.0%
Non-agency	43	47	95.7%	771	602	47.4%
Collateralized debt obligations	75	70	26.0%	127	99	20.3%
Other(2)	592	598	99.1%	935	833	84.8%
Total asset-backed securities	1,855	1,948	94.7%	4,046	3,734	79.4%
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation. Not included in the $1,948 million fair value above is $1,694 million of asset-backed securities currently classified as Assets of disposal group classified as held for sale. We expect that a portion of these asset-backed securities will be retained and redeployed as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. See Note 3 in our 2012 Consolidated Financial Statements.
(2)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen an improvement in the U.S. housing market with prices rising for several consecutive months and mortgage rates remaining at record lows. With improved house prices and reduced inventories, sales of foreclosed properties have picked up and several servicers have ended their foreclosure moratoriums. However, downside risk still exists as the economy remains weak and unemployment rates have yet to substantially decrease. This environment could have an adverse impact on our residential mortgage-backed portfolio.

52 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Mortgages and Loans

As at December 31, 2012, we held $27.2 billion in mortgages and loans compared to $27.8 billion in 2011. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.0 billion. Our loan portfolio, which consists of private placement assets, was $15.3 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography
	December 31, 2012(1)			December 31, 2011(1)
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,457	9,946	17,403	7,500	9,154	16,654
United States	4,515	3,399	7,914	5,831	3,135	8,966
United Kingdom	22	420	442	24	253	277
Other	–	1,489	1,489	–	1,858	1,858
Total	11,994	15,254	27,248	13,355	14,400	27,755
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

As at December 31, 2012, our mortgage portfolio of $12.0 billion consisted mainly of commercial mortgages spread across approximately 3,200 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.6 times, consistent with prior year-end levels. The Canada Mortgage and Housing Corporation insures 20.8% of the Canadian commercial mortgage portfolio. As at December 31, 2012, the mix of the mortgage portfolio was 81.8% non-residential and 18.2% residential, and approximately 50% of mortgage loans will mature within the next five years.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets continue to struggle. We have witnessed increased secondary market demand for stressed loans, and we have capitalized on this by selling a number of our distressed commercial mortgages. Many of our properties continue to face weak demand, as office tenants are generally utilizing less space and vacant large box retail space is challenging to lease. A prolonged improvement in real estate fundamentals will be largely dependent on job creation, which continues to lag.

The following table sets out mortgages and loans past due or impaired.

December 31, 2012(1)

	Gross Carrying Value			Allowance for losses

($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	11,865	15,230	27,095	–		–	–
Past due:
Past due less than 90 days	7	–	7	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	201	40	241	79	(2)	16	95
Balance, December 31, 2012(1)	12,073	15,270	27,343	79		16	95

December 31, 2011(1)

	Gross carrying value			Allowance for losses

($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,001	14,358	27,359	–		–	–
Past due:
Past due less than 90 days	10	–	10	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	540	69	609	196	(2)	27	223
Balance, December 31, 2011(1)	13,551	14,427	27,978	196		27	223
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.
(2)	Includes $42 million of sectoral provisions as at December 31, 2012 and $68 million of sectoral provisions as at December 31, 2011.

Impaired mortgages and loans, net of allowance for losses, amounted to $146 million as at December 31, 2012, $240 million lower than the December 31, 2011 level for these assets. The net carrying value of impaired mortgages amounted to $122 million as at December 31, 2012, $222 million lower than December 31, 2011. The allowance for losses related to impaired mortgages amounted to $79 million as at December 31, 2012, $117 million lower than December 31, 2011. A significant portion of the decline in all these balances is due to mortgages that are separately disclosed in Assets of disposal group held for sale. Included in the Assets of disposal

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 53

group held for sale as at December 31, 2012, are impaired mortgages with a net carrying value of $92 million, a gross carrying value of $115 million and allowance for losses amounting to $23 million. The remaining decline in these balances is primarily due to the sale of impaired mortgages during the year. The sectoral provision related to mortgages included in the allowance for losses decreased by $26 million to $42 million, which reflects the sale or workout of a number of distressed loans as well as $12 million included in mortgages separately disclosed in Assets of disposal group held for sale. Approximately 87.8% of the impaired mortgage loans are in the United States.

Equities

Our equity portfolio is diversified, and approximately 56.0% of this portfolio is invested in exchange-traded funds. Exchange-traded fund holdings are primarily in the S&P/TSX 60 Index Fund, Standard & Poor’s Depository Receipts and MSCI EAFE Index Funds. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

The following table sets out equities by issuer country.

	2012(1)			2011(1)
($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	2,918	106	3,024	2,715	100	2,815
United States	478	578	1,056	458	583	1,041
United Kingdom	172	38	210	174	34	208
Other	601	135	736	384	122	506
Total equity securities	4,169	857	5,026	3,731	839	4,570
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

As at December 31, 2012, $3.0 billion, or 60.2%, of our equity portfolio consisted of Canadian issuers; $1.1 billion, or 21.0%, of U.S. issuers; $210 million, or 4.2%, of U.K. issuers; and $736 million, or 14.6%, of issuers from other jurisdictions. Excluding exchange-traded funds, mutual funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial in 2008 ($273 million of preferred shares, or 6%), only one issuer exceeded 1% of the equity portfolio as at December  31, 2012.

Investment Properties

Commercial properties, which consist primarily of office, retail and industrial properties, are the major component of our investment properties portfolio, representing approximately 85.6% of our investment properties as at December 31, 2012. Our investment properties are diversified by country, with 75.0% of the portfolio located in Canada, 22.7% in the United States and the remaining 2.3% in the United Kingdom as at December 31, 2012.

The carrying value of investment properties by type and geographic location as at December 31 is set out in the following table.

	2012(1)		2011(1)
	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Canada
Office	1,740	29.3%	1,347	25.4%
Industrial	909	15.3%	941	17.7%
Retail	1,021	17.2%	853	16%
Other	784	13.2%	696	13.1%

United States
Office	673	11.3%	562	10.6%
Industrial	268	4.5%	261	4.9%
Retail	345	5.8%	459	8.6%
Other	64	1.1%	30	0.5%

United Kingdom
Office	39	0.6%	41	0.8%
Industrial	22	0.4%	26	0.5%
Retail	71	1.2%	78	1.5%
Other	6	0.1%	19	0.4%
Total investment properties	5,942	100.0%	5,313	100%
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

54 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $2.1 billion, while the fair value of derivative liabilities was $0.6 billion as at December 31, 2012. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 6.9% and 93.1%, respectively, on a total notional basis.

Derivatives designated as hedges for accounting purposes are designed to minimize balance sheet and income statement mismatches. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. We use certain foreign exchange agreements designated as fair value hedges to manage foreign currency fluctuations associated with AFS assets. Certain interest rate swaps are used to hedge interest rate exposure of associated liabilities. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. We also use currency swaps designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in foreign subsidiaries. Our hedging strategy does not hedge all risks; rather, it is intended to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter derivative transactions are performed under ISDA Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Assets and Liabilities
($ millions)	2012(1)	2011(1)
As at December 31
Net fair value	1,519	1,573
Total notional amount	42,478	50,859
Credit equivalent amount	953	1,026
Risk-weighted credit equivalent amount	8	8
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

The total notional amount of derivatives in our portfolio decreased to $42.5 billion as at December 31, 2012, from $50.9 billion at the end of 2011. This decrease is attributable to notional balances of $15.0 billion included in the Discontinued Operations and the fair value of these derivatives is separately disclosed in Assets and Liabilities of disposal group classified as held for sale. This is offset by an increase of $6.6 billion, primarily related to interest rate swaps and swaptions entered into for the purposes of economically hedging against interest rate risk including disintermediation risk and to improve the matching of our assets and liabilities.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2012, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $231 million, $700 million and $22 million, respectively. The corresponding risk-weighted credit equivalent amounts were $2.5 million, $5.2 million and $0.3 million, respectively.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 46.1% of our invested assets as at December 31, 2012, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, stocks and other invested assets if their amortized cost is greater than their fair value, resulting in an unrealized loss recognized in other comprehensive income. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced unusually strong negative market performance. The fair value of AFS securities in an unrealized loss position amounted to $2.5 billion and the associated unrealized losses amounted to $0.04 billion as at December 31, 2012. Our gross unrealized losses as at December 31, 2012, for FVTPL and AFS debt securities were $0.17 billion and $0.03 billion, respectively, compared with $1.0 billion and $0.1 billion, respectively, as at December 31, 2011. The decrease in gross unrealized losses was largely due to the impact of decreasing interest rates and tightening credit spreads during the year.

Impaired mortgages and loans, net of allowance for losses, amounted to $146 million as at December 31, 2012, $240 million lower than the December 31, 2011, level for these assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 55

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Beginning in the fourth quarter of 2012, our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Amounts previously reported as the asset default provision included amounts held for future credit events on future asset purchases, some equity and real estate growth provisions for adverse deviations, and other items. As at December 31, 2011, approximately $1,764 million of the $3,376 million previously reported asset default provision related to these items. Under the revised disclosure the asset default provision as at December 31, 2011 was $1,612 million.

Our asset default provision as at December 31, 2012 was $1,468 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.1% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statement of Financial Position as at ended December 31, 2012.

The following table sets out the changes in our asset default provision for existing fixed income investments in 2012.

2012(1)
Opening balance	1,612
Purchases, dispositions and net asset movement(2)	411
Changes in assumptions and methodologies	13
Changes in ratings	16
Release of provisions(3)	(222)
Discontinued Operations(4)	(343)
Currency	(19)
Closing balance	1,468
(1)	Comparative information under the revised disclosure is not available.
(2)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(3)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities in respect of 2012.
(4)	Invested assets on the Consolidated Statements of Financial Position as at December 31, 2012 do not include invested assets of the Discontinued Operations which are reported separately as Assets of disposal group classified as held for sale. This balance reflects the provision required for the invested fixed income assets of the Discontinued Operations and is classified as Liabilities of disposal group classified as held for sale. Asset default provision for asset-backed securities currently classified as Assets of disposal group classified as held for sale are included in this balance. Certain asset-backed securities will be redeployed as assets backing liabilities in the Continuing Operations upon close of the transaction and will be included in this provision subsequently. See Note 3 in our 2012 Consolidated Financial Statements.

Risk Management

Risk Management Framework

We protect and enhance value through effective risk management by providing a framework to optimize risk-return and enhance stakeholder value creation. Effective risk-taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. Risks should not necessarily be eliminated, but need to be appropriately managed to achieve the Company’s overall corporate objectives. Our risk philosophy is based on the premise that we are in the business of accepting risks for appropriate return. In conducting business activities, the Company takes on those risks that meet the objectives of the organization. Risk management is aligned with the corporate vision, mission and strategy, and is embedded within the business management practices of every business segment.

The Risk Management framework highlights five major categories of risk – credit risk, market risk, insurance risk, operational risk and strategic risk – and sets out key processes for their management in the areas of risk appetite, risk identification, risk measurement and assessment, risk response, risk monitoring and control, and risk reporting and communication. Specifically, the framework sets out qualitative and quantitative measures that aim to control the amount of risk the Company will bear in respect of each of these risk categories and in aggregate.

The framework recognizes the importance of risk culture in the effective management of enterprise risk. Our risk culture is supported by a strong “tone from the top”, which emanates from the Board of Directors and cascades through the Board Committees, our CEO and executive officers, management and staff. A key premise of our enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of our risk management team. Our risk culture is well-defined and embedded in our day-to-day business activities. Employees at all levels of the organization share a common philosophy and set of values regarding risk. Business decisions are made at all levels of the organization, and every employee has a role in managing risk, including identification of exposures, and communication and escalation of risk concerns. We seek to instil a disciplined approach to optimizing the inherent trade-offs between risk and return in all our risk management practices.

Risk Appetite

Risk appetite defines the type and amount of risk that we are willing to assume in pursuit of our business objectives. The same set of internal and external considerations used in developing business strategy are also used in the formulation of risk appetite which ensures these are aligned and mutually reinforcing.

56 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The Company’s risk appetite balances the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfill long-term policyholder commitments is not compromised. Our risk appetite supports long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of the Company’s overall franchise value and brand.

The Company’s risk appetite is the primary mechanism for operationalizing our risk philosophy. To accomplish this, risk appetite incorporates a number of qualitative and quantitative principles that embody our philosophy and reflect the Company’s overall risk management principles and values. Our risk appetite and risk tolerance levels are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment. We operate in accordance with our risk appetite, which is formally set out in our Risk Appetite Policy that is approved annually by the Board of Directors.

Risk Identification, Measurement and Assessment

We identify the key risks facing our business through our enterprise key risk process, where all business segments employ a common approach to identify, measure and assess risks. Business segments have front line accountability for identifying and managing risks facing their business. We also evaluate potential correlation between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement and assessment involves evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, stress testing, scenario analysis and stochastic scenario modelling. A robust stress testing program is an essential component of the Company’s risk management framework. Stress testing is used to set the Company’s risk appetite and evaluate risk exposures versus tolerance limits. We also use the DCAT process, as required by our regulator, to project income and capital for a five-year period based on plausible adverse scenarios. We also perform a variety of stress tests on earnings, regulatory capital ratios and liquidity that consider significant but plausible adverse scenarios.

We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We conduct stress testing of the Company’s earnings and MCCSR ratio to key emerging risks and scenarios on a regular basis.

Risk Response, Monitoring and Control, and Reporting

Risk responses are developed in an integrated framework that considers risk assessment, risk measurement and an assessment of risk-adjusted return.

Key enterprise monitoring and control processes include oversight by the Board of Directors, which is exercised through four Board committees – Risk Review Committee, Governance Nomination and Investment Committee, Audit and Conduct Review Committee, and Management Resources Committee. Senior management oversight is provided through several executive-level committees including the Executive Risk Committee, Corporate Credit Committee, Corporate Asset Liability Management Committee and Executive Investment Committee, each of which focus on specific risks.

On a quarterly basis, the Executive Risk Committee, Board Committees and the Board of Directors review the risk monitoring reports that summarize the exposures across our principal risks including any changes in key risk trends. These committees also review the effectiveness of the mitigation strategies presented in the risk monitoring reports. On an annual basis, the Board of Directors and the Board Committees review and approve key policies for the management of risk and review compliance with these policies.

Risk Philosophy and Principles

Our risk philosophy reflects a number of core principles that embody our overall risk appetite and values. These principles are outlined below:

Strategic Alignment

Our risk appetite is aligned with our overall corporate vision, mission and business strategy. This alignment is obtained by the consideration of key risks that we are willing to accept in order to achieve return expectations and successfully achieve our stated mission to “help customers achieve lifetime financial security” and our business objectives. These key risks include insurance risks, market risks, credit risks and operational risks, and we have established a range of explicit risk appetite limits and operational control points for these risks. Risks that are associated with activities outside of our risk appetite and approved business strategies are generally avoided.

Stakeholder Interests

Our risk framework considers the interests of a large number of key stakeholder groups, including policyholders, shareholders, debt-holders, employees, regulators, rating agencies and other capital market participants. Our risk framework endeavours to appropriately balance the needs, expectations, risk and reward perspectives and investment horizons of these stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s desired risk and return profile. Compensation practices for executives are approved by the Board of Directors and aligned with our risk philosophy, values, business and risk strategies, and long-term interests. As appropriate, risk management goals are considered in establishing annual performance objectives.

Capability Alignment

Our risk appetite is aligned with our inherent risk management capabilities. Our ability to perform robust risk assessments, the quality of our risk governance and control environment and the depth and quality of our risk responses and pricing strategies are particularly important capabilities. We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid risks that are beyond our risk-taking capability.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 57

Risk Budgeting

We seek to allocate our risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk-taking capacity is managed through the application of prescribed risk tolerance limits and the embedding of strong risk management discipline into a wide range of key management decision-making processes.

Portfolio Perspective

Risk-return trade-offs are assessed and managed based on the intrinsic merits of a particular opportunity and by their marginal contribution to our overall risk profile and business portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business model and risk portfolio.

Risk to Reputation

A financial institution’s reputation is one of its most important assets and we recognize the importance of a strong enterprise-wide risk management discipline to manage this risk. A key objective of our enterprise risk management framework is to help ensure that it continues to operate under standards that support its ability to maintain and build upon a sound corporate brand and reputation.

Governance Structure and Accountabilities

Our enterprise risk management framework sets out lines of responsibility and authority for risk-taking, governance and control.

Board of Directors

Our Board of Directors is responsible for ensuring that risk management policies and practices are in place. Through approval of our risk appetite and ongoing oversight, the Board of Directors ensures that our principal risks are appropriately identified and managed. The Board of Directors has delegated primary oversight of risk management to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight of the enterprise risk framework in order to promote a balanced business and product model that will achieve desired risk-adjusted returns and allocate capital accordingly. The Risk Review Committee oversees the identification of major areas of risks, the development of strategies to manage those risks, reviews and approves risk management policies and reviews compliance with these policies. The Risk Review Committee oversees policies, practices, procedures and controls related to the capital structure, compliance with regulatory capital requirements and reviews and monitors the Capital plan.

The Board of Directors has delegated to the Governance, Nomination and Investment Committee responsibilities related to monitoring of the Investment Plan, overseeing practices, procedures and controls related to the management of the general fund investment portfolio, and developing effective corporate governance guidelines and processes.

The Board of Directors has delegated the approval of compliance policies to the Audit and Conduct Review Committee. Its primary functions are to assist the Board of Directors with its oversight role by reviewing the integrity of financial statements and information provided to shareholders and others, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, policies and processes to sustain ethical behaviour, compliance with legal and regulatory requirements and the identification and management of compliance risk; and the qualifications, independence and performance of the external auditor who is accountable to the committee, the Board of Directors and our shareholders.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s enterprise risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s formal risk appetite and tolerance limits, the processes in place to ensure ongoing identification of major risks facing the Company and the development of strategies and tactics to manage those risks in accordance with the risk appetite and overall objective of optimizing the global risk and return of the Company.

The Corporate Credit Committee is responsible for addressing credit risk holistically within the Company and makes significant credit decisions. The committee provides a forum to discuss credit from an aggregated perspective, supporting credit risk discussions throughout the organization, and providing a forum to challenge decisions and debate credit risk issues.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks arising from the Company’s investing, financing and insurance underwriting activities.

The Executive Investment Committee is responsible for providing oversight on new investment initiatives and reviewing resource capacity, overall portfolio analytics and portfolio composition, sector reviews, derivative processes and positions, impairment reviews, quarterly financial information, the annual investment plan, new investment initiatives, investment finance systems/projects and investment control processes.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates line accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the management of risk in their scope of business accountability is in accordance with Board-approved risk policies and the risk management framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and a network of compliance and risk officers provide independent oversight of these activities.

58 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The Chief Risk Officer (“CRO”) is responsible for developing and implementing our enterprise risk management framework, and for overseeing development and implementation of risk management strategies aimed at optimizing the global risk-return profile of the Company. The CRO is responsible for providing independent functional oversight of our enterprise-wide risk management programs by ensuring that effective risk management processes are in place for risk identification, risk measurement and assessment, risk response, risk monitoring and control, and risk reporting and communication of risks inherent in our activities. Our governance model for risk management also includes oversight from the various functional heads in the Corporate Office. There are functional heads for all key business oversight functions such as the Chief Compliance Officer, the Chief Privacy Officer and the Chief Internal Auditor. The Internal Audit function provides ongoing assessments of the effectiveness of, and adherence to, internal controls. All of the functional heads support the CRO in the development and communication of our enterprise risk management framework. The CRO is also supported by a network of business segment risk officers.

Risk Management Policies

In order to support the effective communication, implementation and governance of our enterprise risk framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and the Board Committees annually review and approve the risk management policies and also review an annual report summarizing management’s attestation of compliance to these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7, Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2012, and December 31, 2011. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The assets and liabilities of our Discontinued Operations have been classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our 2012 Consolidated Statement of Financial Position. Comparative information for 2011 has not been restated. As a result, current year information does not include the products of the Discontinued Operations, primarily domestic U.S. variable and fixed annuities. Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Enterprise Risk Management framework highlights five major risk categories – credit risk, market risk, insurance risk, operational risk and strategic risk.

Credit Risk

Risk Description

Credit risk is the risk of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g. mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g. amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

Credit risk is one of our key risks that is assumed in order to realize the organization’s business objectives. We endeavour to assume only the amount of credit risk that is consistent with our risk appetite and produces an appropriate rate of return on the capital employed.

The Board of Directors, the Risk Review Committee and the Governance, Nomination and Investment Committee, are responsible for providing appropriate oversight of credit risk. The investment function is responsible for day-to-day portfolio credit risk selection and underwriting and for monitoring implementation of and compliance with policies and strategies, and providing analytics support and management information reporting for all of the asset classes and for the portfolio management function. Corporate Risk Management is responsible for providing oversight of our credit risk management programs by ensuring that effective processes are in place for the ongoing identification, assessment, monitoring, reporting and mitigation of risks inherent in the organization’s activities. Specific accountabilities include ongoing policy administration of the credit risk management policy, review and monitoring of enterprise and Business Group credit risk limits, adjudication of internal risk ratings for new fixed income investments, independent validation of internal risk ratings and internal risk models, and development and coordination of credit risk reporting to the appropriate executive and Board committees. The Corporate Credit Committee enhances overall governance of credit risk management activities, with a particular focus on the oversight of enterprise level concentrations and exposures, emerging risk issues and trends in credit market movements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 59

During 2012, credit risk management procedures were enhanced. In-force public and private corporate debt, as well as whole loan commercial mortgages were rated using scorecards which combine probability of default and loss given default to determine an expected loss. These scorecards now support a stochastic value at risk model which produces a distribution of losses dependent on thousands of scenarios which is used to stress test the portfolio and to uncover unintentional concentrations and correlations.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We employ a wide range of credit risk management practices and controls, as outlined below:

• Enterprise risk appetite and tolerance limits have been established for credit risk.
• Ongoing monitoring and reporting of credit risk sensitivities against pre-established risk tolerance limits.
• Detailed credit risk management policies, guidelines and procedures.
• Specific investment diversification requirements such as defined investment limits for asset class, geography and industry.
• Risk-based credit portfolio, counterparty and sector exposure limits.
• Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly.
• Independent adjudication of new fixed income investment internal rating decisions and ongoing reviews of the in-force portfolio internal rating decisions.

• Comprehensive due diligence processes and ongoing credit analyses.
• Regulatory solvency requirements that include risk-based capital requirements.
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits.
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments.
• Insurance contract liability provisions are established in accordance with Canadian actuarial standards of practice.
• Target capital levels exceed regulatory minimums.
• Active credit risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

Additional information concerning credit risk can be found in Note 6 to our 2012 Consolidated Financial Statements.

Market Risk

Risk Description
We are exposed to significant financial and capital market risk – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate and spread risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk, resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate and spread risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

These factors can also give rise to liquidity risk if we are forced to sell assets at depressed market prices in order to fund our commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls, as outlined below:

• Enterprise risk appetite and tolerance limits have been established for market risks.
• Ongoing monitoring and reporting of market risk sensitivities against pre-established risk tolerance limits.
• Detailed asset-liability and market risk management policies, guidelines and procedures.

•    Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee key market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance.

• Hedging and asset-liability management programs are maintained in respect of market risks.
• Product design and pricing policy requires a detailed risk assessment and pricing provisions for material market risks.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
• Insurance contract liability provisions are established in accordance with standards set forth by the Canadian actuarial standards of practice.
• Target capital levels exceed regulatory minimums.
• Active market risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

Equity Market Risk
Equity market risk is the potential for financial loss arising from declines and volatility in equity market prices. We are exposed to equity risk from a number of sources. A significant portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

We derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, and this may result in further adverse impacts on our net income and financial position.

60 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset and liability cash flows do not coincide. We are exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums we have not received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk tolerance limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

•	Lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels.
•	Shifts in the expected pattern of redemptions (surrenders) on existing policies.
•	Higher equity hedging costs.
•	Higher new business strain reflecting lower new business profitability.
•	Reduced return on new fixed income asset purchases.
•	The impact of changes in actuarial assumptions driven by capital market movements, including declines in fixed income reinvestment rates in our insurance contract liabilities.
•	Impairment of goodwill.
•	Additional valuation allowances against our deferred tax assets.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gaps, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk tolerance limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our financial statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

In 2012, we realized $126 million (pre-tax) in net gains on the sale of AFS assets for Continuing Operations. At December 31, 2012, the net unrealized gains or OCI position on AFS fixed income and equity assets for Continuing Operations was $446 million and $86 million, respectively, after-tax.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 61

The following table sets out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2012 and December 31, 2011.

Interest rate and equity market sensitivities
As at December 31, 2012(1)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income ($ millions)(3)
Individual Insurance	$(300)	$(150)	$100	$200
Segregated Fund Guarantees(4)	–	–	–	–
Fixed Annuity and Other	–	–	–	$(50)
Total	$(300)	$(150)	$100	$150
Potential impact on OCI ($ millions)(5)	$300	$150	$(150)	$(300)
Potential impact on MCCSR (percentage points)(6)	6% points decrease	3% points decrease	1% point increase	3% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income ($ millions)(3)	$(150)	$(50)	$50	$100
Potential impact on OCI ($ millions)(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR (percentage points)(6)	8% points decrease	3% points decrease	4% points increase	5% points increase

As at December 31, 2011(1)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income ($ millions)(3)
Individual Insurance	$(400)	$(200)	$150	$250
Segregated Fund Guarantees(4)	$(250)	$(100)	$100	$200
Fixed Annuity and Other	$(50)	–	–	$50
Total	$(700)	$(300)	$250	$500
Potential impact on OCI ($ millions)(5)	$350	$200	$(150)	$(350)
Potential impact on MCCSR (percentage points)(6)	9% points decrease	3% points decrease	3% points increase	7% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income ($ millions)(3)	$(350)	$(150)	$100	$200
Potential impact on OCI ($ millions)(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR (percentage points)(6)	6% points decrease	2% points decrease	3% points increase	4% points increase

(1)   Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Comparative amounts in 2011 have not been restated. Net income and OCI sensitivities have been rounded to the nearest $50 million.

(2)   Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2012 and December 31, 2011, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)   The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2012 and December 31, 2011, respectively, and include new business added and product changes implemented prior to such dates.

(4)   Segregated Fund Guarantees is inclusive of segregated funds, variable annuities and investment products, and includes Run off reinsurance in our Corporate business segment.

(5)   A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

(6)   The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2012 and December 31, 2011, respectively. This excludes the impact on assets and liabilities that are included in SLF Inc. but not included in Sun Life Assurance.

(7)   Represents the respective change across all equity markets as at December 31, 2012 and December 31, 2011, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our net income sensitivity to interest rates and equity markets has decreased since December 31, 2011. Approximately one third of the decrease in interest rate sensitivity and nearly all of the decrease in equity market sensitivity results from assets and liabilities of the Discontinued Operations which are separately classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale and are not included in our December 31, 2012 sensitivities. Our interest rate sensitivities have also decreased since December 31, 2011 as a result of increased hedging done throughout 2012 in our segregated fund and individual insurance lines of business. The balance of the change results primarily from changes in actuarial methods, assumptions and modelling, which have reduced the sensitivity of our liabilities and net income to interest rates. In addition, included in our Discontinued Operations are asset-backed securities which we expect to retain and redeploy as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. As at December 31, 2012 we estimate that these assets would not have a material impact on our net income sensitivity to interest rates.

62 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

We used a 50 basis point change in interest rates and a 10% change in our equity markets to determine the above sensitivities because we believe that these market shocks were reasonably possible as at December 31, 2012. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of December 31, 2012, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $125 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $125 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

As of December 31, 2012, we estimate that a 20 basis point increase in swap spread levels would decrease net income by approximately $25 million and a decrease of 20 basis points in swap spread levels would increase net income by approximately $50 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e. equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section “Additional Cautionary Language and Key Assumptions Related to Sensitivities” for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including appropriate product design and development, ongoing review and positioning of the Company’s suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk tolerances. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business group level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and/or hedging strategy is developed and implemented to optimize return within our risk appetite and tolerances.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2012.

Asset Liability Management Applications for Derivative Usage

The primary uses of derivatives in our Continuing Operations are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management – interest rate risk exposure in relation to most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and swaptions
Guarantees on insurance and annuity contracts – minimum interest rate guarantees, guaranteed surrender values, guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk for Continuing Operations is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 63

Individual insurance products include universal life and other long-term life and health insurance products. A major source of market risk exposure for individual insurance products is the reinvestment risk related to future premiums and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholder to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one third of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity for Continuing Operations is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

Segregated Fund Risk Exposures

($ millions)	December 31, 2012(1)
	Fund value	Amount at risk(2)	Value of guarantees(3)	Insurance contract liabilities(4)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(5)	2,335	597	2,106	500
Total of Continuing Operations	18,680	1,389	18,001	1,089

($ millions)	December 31, 2011(1)(6)
	Fund value	Amount at risk(2)	Value of guarantees(3)	Insurance contract liabilities(4)
SLF Canada	11,823	769	11,704	655
SLF U.S.	24,692	3,123	26,914	1,997
Run-off reinsurance(4)	2,542	642	2,267	536
Total	39,057	4,534	40,885	3,188
(1)	Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Comparative 2011 amounts have not been restated.
(2)	The “amount at risk” represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(3)	For guaranteed lifetime withdrawal benefits, the “value of guarantees” is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(4)	The “insurance contract liabilities” represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(5)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of is part of a closed block of reinsurance which is included in our Corporate segment.
(6)	Fund value and value of guarantees for SLF U.S. as at December 31, 2011 have been restated to reflect a change in methodology adopted in 2012.

The movement of the items in the table above from December 31, 2011 to December 31, 2012 was primarily as a result of the following factors:

(i)	Fund values decreased due to the exclusion of the Discontinued Operations and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by favourable equity market movements.
(ii)	The amount at risk decreased due to exclusion of the Discontinued Operations and favourable equity market movements.

64 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

(iii)	The value of guarantees decreased due to exclusion of the Discontinued Operations and the strengthening of the Canadian dollar against the U.S. dollar.
(iv)	Insurance contract liabilities decreased due to the exclusion of the Discontinued Operations and favourable equity market movements.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at December 31, 2012, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2012.

Impact of Segregated Fund Hedging for Continuing Operations ($ millions)

	Changes in Interest Rates(3)		Changes in Equity Markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(200)	(650)
Hedging impact	200	400	200	600
Net of hedging	–	–	–	(50)
(1)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2)	Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Net income sensitivities have been rounded to the nearest $50 million.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2012. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at December 31, 2012. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business/product level and enterprise level using a combination of longer-dated put options and dynamic hedging techniques (i.e. frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with enterprise risk management objectives.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2012 would decrease net income by approximately $150 million. Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2012 would increase net income by approximately $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI, to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2011 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 65

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2012 and December 31, 2011. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2012 and December 31, 2011, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Currency Risk
Currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets so as to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability risk management policy. As at December 31, 2012 and December 31, 2011, the Company did not have a material currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency, and vice versa.

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour, expense and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise risk appetite and tolerance limits have been established for longevity, mortality and morbidity risk.
•	Ongoing monitoring and reporting of insurance risk sensitivities against pre-established risk tolerance limits.
•	Enterprise-insurance underwriting and claims management policy, product design and pricing policy and reinsurance ceded policy.
•

Our global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business segment.

•	Product design and pricing policy requires detailed risk assessment and provision for material insurance risks.
•	Insurance contract liability provisions are established in accordance with the Canadian actuarial standards of practice.
•	Target capital levels exceed regulatory minimums.

66 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

•	Board approved maximum retention limits (amounts issued in excess of these limits are reinsured).
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection.
•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Company specific and industry level experience studies and Source of Earnings analysis are monitored and factored into ongoing valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•

Reinsurance ceded policy establishes acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Underwriting and Claims Liability Management Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board approved maximum retention limits are reinsured. Our maximum global retention limits are unchanged from 2011. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian GB business.

Our reinsurance coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Operational Risk

Risk Description

Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems, or from external events. Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including those pertaining to legal and regulatory compliance, business interruption, model risk, information system security and privacy, outsourcing, theft and fraud, environmental risk, human resource management, liquidity risk, processing errors, complex modelling and damage to physical assets. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market, liquidity and insurance risk.

Operational Risk Management Governance and Control

Our governance practices, corporate values, Code of Conduct and enterprise-wide approach to managing risk set the foundation for mitigation of operational risks. Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

We enhance this foundation by establishing appropriate internal controls and systems, compensation programs, and by seeking to hire and retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark them against peer companies. We perform ongoing monitoring and reporting of all significant operational risks, including regular briefings to senior management and Board Committees. In addition, operational risk taxonomy has been developed for establishing consistency in our operational risk practices.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing enterprise and local insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

The following is a description of enterprise risk management programs for key operational risks that could materially impact our ability to do business or our reputation.

Legal and Regulatory Risk

As a result of our global activities, we are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory proceedings, penalties, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive enterprise-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: enterprise and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes, and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by an enterprise network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors on the state of enterprise compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key compliance indicators.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 67

Human Resources Risk

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit, develop and retain qualified individuals may impede our ability to execute our business strategies or to conduct our operations. To manage these risks, we have established and implemented comprehensive human resource policies, practices and programs throughout the organization. These include: employee training and development programs; compensation programs designed to attract, motivate and retain high-performing employees, and to encourage sound risk management practices by all employees; leadership review processes to assess talent and leadership development programs to build leadership bench strength and depth to succession options; and monitoring employee engagement through enterprise-wide engagement surveys and implementing strategies to address any issues.

Model Risk

We use highly complex models to support many business functions including pricing, valuation, asset liability management and risk management. To manage model risk, we have established an enterprise-wide model risk management program including policies and operating guidelines, which outline risk-based requirements for maintaining inventories of significant models, model risk assessment, controls, documentation, change management, testing and periodic independent reviews.

Technology Risk

We use technology to support virtually all aspects of our business and operations. To manage the risks associated with our technology infrastructure, we have implemented a number of policies, standards and controls through our technology approval and governance model to ensure ongoing operational integrity, systems availability, data integrity and information security. A system development methodology and process has been designed and implemented. Our global technology infrastructure is overseen by the Chief Information Officer.

Business Interruption Risk

Disruption to operations or systems from man-made or natural disasters may occur. To manage this risk, we have implemented an enterprise-wide Business Continuity program to facilitate the recoverability of critical business operations. Our Chief Information Officer is responsible for oversight of the enterprise business continuity program, which includes business continuity planning, crisis management and disaster recovery.

Our policies, standards and operating guidelines establish consistent processes and procedures. These policies and programs are designed to ensure that, to the extent practically possible, key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. These programs are updated and tested on a regular basis, and each business segment maintains its own business continuity plan under the oversight of the global business continuity program. We also have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time.

Information Security and Privacy Risks

Security governance is the foundation for establishing and maintaining a secure environment. Information security breaches could occur and may result in inappropriate use or release of personal and confidential information. To mitigate this risk, we have implemented an enterprise-wide security program which is overseen by the Chief Information Officer. This program encompasses the governance framework for security in the Company through policies, standards and controls to protect information and computer systems that are aligned to recognized industry standards and are compliant with applicable laws and regulations. In addition, we conduct mandatory security awareness training for all employees annually. An incident management process is established for monitoring and managing security events.

Privacy breaches could occur and may result in unauthorized disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing more stringent privacy legislation. In order to mitigate this risk, we have implemented a global privacy program which includes a global privacy commitment, policies and standards, ongoing monitoring of emerging privacy legislation and a network of privacy officers. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution. Enterprise-wide oversight is provided by the Chief Privacy Officer.

Outsourcing Risk

We choose to outsource some services to external third parties, including information technology, operations and investment management. There is a risk that these third parties may be unable to meet their ongoing service commitments, which could jeopardize our business. To manage this risk, we have established an enterprise-wide outsourcing policy which is consistent with OSFI requirements. Our outsourcing program includes specific requirements for risk management programs to manage each significant outsourcing arrangement, and also includes annual reporting to the Board of Directors.

Environmental Risk

An environmental issue on a property owned by us or on any property with which we are affiliated could result in financial or reputational loss. As an organization we are committed to conducting our business activities in a manner that recognizes the need to preserve the quality of the environment. An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios where such assets are central to the underlying credit) from losses due to environmental issues and to help ensure compliance with applicable laws. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste. In providing credit to borrowers or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Our operations have an impact on the environment, which also carry a measure of risk of financial and reputational loss. These practices and impacts include, but are not limited to, operating footprint, carbon disclosure and contribution to climate change, response to emerging environmental regulatory and public policy developments, and supplier and corporate client environmental impacts and practices. External factors such as corporate client expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk.

Our cross-functional North American Investments Environmental Committee works to identify and act on environmental risks and opportunities. We report on environmental management annually in the Public Accountability Statement and Sustainability Report.

68 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Liquidity Risk

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines.
•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	We maintain various credit facilities for general corporate purposes.
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2012, and December 31, 2011.

Financial Liabilities and Contractual Obligations

December 31, 2012(1) ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(2)	10,003	7,871	7,215	146,640	171,729
Senior debentures and unsecured financing(3)	121	241	241	5,260	5,863
Subordinated debt(3)	157	463	292	3,543	4,455
Innovative capital instruments(3)	44	87	87	1,788	2,006
Bond repurchase agreements	1,395	–	–	–	1,395
Accounts payable and accrued expenses	4,330	–	–	–	4,330
Borrowed funds(3)	31	117	139	124	411
Total liabilities	16,081	8,779	7,974	157,355	190,189
Contractual commitments(4)
Contractual loans, equities and mortgages	583	345	79	196	1,203
Operating leases	56	84	66	146	352
Total contractual commitments	639	429	145	342	1,555

December 31, 2011(1) ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(2)	11,083	11,018	9,202	146,539	177,842
Senior debentures and unsecured financing(3)	124	248	248	5,493	6,113
Subordinated debt(3)	171	342	484	3,770	4,767
Innovative capital instruments(3)	44	87	87	1,588	1,806
Bond repurchase agreements	1,341	–	–	–	1,341
Accounts payable and accrued expenses	4,318	–	–	–	4,318
Borrowed funds(3)	76	82	145	93	396
Total liabilities	17,157	11,777	10,166	157,483	196,583
Contractual commitments(4)
Contractual loans, equities and mortgages	694	490	50	116	1,350
Operating leases	85	128	92	204	509
Total contractual commitments	779	618	142	320	1,859

(1)   Amounts as at December 31, 2012 do not include financial liabilities and contractual obligations of the Discontinued Operations. Comparative amounts in 2011 have not been restated.

(2)   These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.

(3)   Payments due based on maturity dates and includes expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

(4)   Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 25 of our 2012 Consolidated Financial Statements.

Strategic Risk

Risk Description

Strategic risk is the risk to future earnings and capital arising from the inability to effectively adapt to change in the competitive, economic, legal and/or political environment or a failure to achieve our strategic plans, through either incorrect choices or ineffective implementation of those choices.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 69

Strategic Risk Management Governance and Control

The strategic risks for each of our business segments and for the Company as a whole are developed as part of the annual risk identification process through which we develop and maintain a register of enterprise key risks. These risks are then included as one of the key inputs into the development of strategic plans as part of our integrated planning process. Our business plans, which include business initiatives required to achieve our plan objectives, are then developed from these strategic plans. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We conduct stress testing of the Company’s earnings and MCCSR ratio to key emerging risks and scenarios on a regular basis.

Strategic risk is managed through our formal strategic and business planning process. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic and regulatory environments in which we operate. Our strategic plans are reviewed and discussed by our Executive Team and then the key themes, issues and risks emerging are discussed by the Board of Directors. Our business plans are subject to approval by the Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Board committees receive regular updates of the enterprise key risks.

Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.

Capital and Liquidity Management

Our liquidity management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our potential funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In September 2012, OSFI issued a report titled the Life Insurance Regulatory Framework to provide life insurance companies and industry stakeholders with an overview of regulatory initiatives that OSFI will focus on over the period to 2016. The initiatives cover three broad areas: risk management and governance, evolving regulatory capital requirements and transparency of financial disclosure, and have potential impact on life insurance company capital levels and resourcing for governance and risk management. One key initiative involves the alignment of certain insurance regulations with some of the changes made to the banks’ regulatory framework under the Basel III Capital Accord, which is now reflected in the OSFI published 2013 Capital Adequacy Requirements Guideline for banks. The outcome of this particular regulatory effort is uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2012, we maintained cash, cash equivalents and short-term securities totaling $7.0 billion, of which 13% were held in relation to certain derivative strategies and bond repurchase agreements. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.

Net cash, cash equivalents and short-term securities decreased by $1,126 million in 2012. Cash flows generated by operating activities decreased by $1,966 million in 2012 mainly from higher net purchases of investments. Financing activities used $1,060 million of cash in 2012, down $390 million from 2011. The decrease largely reflected fewer debt redemptions in 2012. Investing activities decreased cash by $176 million during 2012, compared to $322 million in 2011 due to higher income and dividends from associates and joint ventures in 2012. The strengthening of the Canadian dollar against foreign currencies decreased cash flow balances by $31 million in 2012, compared to an increase of $10 million in 2011.

($ millions)	2012	2011
Net cash provided by operating activities	748	2,714
Net cash provided by (used in) financing activities	(1,060)	(1,450)
Net cash provided by (used in) investing activities	(176)	(322)
Changes due to fluctuations in exchange rates	(31)	10
Increase (decrease) in cash and cash equivalents	(519)	952
Cash and cash equivalents, beginning of year	4,353	3,401
Cash and cash equivalents, end of year	3,834	4,353
Short-term securities, end of year	3,771	4,378
Cash, cash equivalents and short-term securities, end of year	7,605	8,731
Less: cash, cash equivalents and short-term securities, end of year of Disposal classified as Group Held for Sale	574
Cash, cash equivalents and short-term securities, end of year of Continuing Operations	7,031

70 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2012					December 31, 2011

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US$	1,000	US$	336	2015	US$	1,000	US$	348	2015
Committed	US$	500	US$	215	2014	US$	500	US$	370	2014
Uncommitted		$175		$88	n/a		$210		$90	n/a
Uncommitted	US$	25	US$	6	n/a

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2012. These covenants include but are not limited to the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $16.8 billion as at December 31, 2012.

Our failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our international subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, fundraising and dividend recommendations are presented to the Risk Review Committee of the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the annual review and approval of our capital plan.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the design and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 71

Notes 14, 15, 16 and 23 to our 2012 Consolidated Financial Statements include additional details on our capital. The following table summarizes the sources of our capital and capital position over the past two years.

($ millions)	2012	2011
Subordinated debt	2,740	2,746
Trust Securities(1)	696	695
Equity
Participating policyholders’ equity	128	123
Preferred shareholders’ equity	2,503	2,503
Common shareholders’ equity(2)	14,120	13,018
Total Equity	16,751	15,644
Total Capital(3)	20,187	19,085
Ratio of debt to total capital(4)	17.0%	18.0%
Ratio of debt plus preferred shares to total capital(4)	29.4%	31.1%
(1)	SLEECS net of associated transaction costs.
(2)	Unrealized gain and losses on cash flow hedges and AFS debt securities are excluded from regulatory capital.
(3)	Excludes minority interests.
(4)	Debt includes all short-term and long-term obligations. Total capital includes debt, preferred shares and common shares.

Common shareholders’ equity was $14.1 billion, as at December 31, 2012, compared with $13.0 billion as at December 31, 2011. The $1.1 billion increase was primarily as a result of an increase in common shareholders’ net income.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, decreased to 29.4% as at December 31, 2012, compared with 31.1% as at December 31, 2011.

Financing activities in 2012 are listed below:

•	On March 2, 2012, SLF Inc. issued $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022.
•	On June 29, 2012, Sun Life Assurance redeemed at par all of its outstanding $800 million principal amount of 6.15% Subordinated Debentures due June 30, 2022.

As at December 31, 2012, our debt capital consisted of $2.7 billion in subordinated debentures and $0.7 billion of SLEECS. The maturity dates of our long-term debt are well-distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year. In addition, we have issued $2.1 billion of senior debentures and $1.4 billion of senior financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.

72 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The table below provides the first call and maturity dates for our subordinated debt, SLEECS and preferred shares.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2008-2	5.12%	June 26, 2013	2018	350
Series 2009-1	7.90%	March 31, 2014	2019	500
Series 2012-1	4.38%	March 2, 2017	2022	800

Subordinated Debt Issued by Sun Canada Financial Co.
7.25% Subordinated Notes (US denominated)	7.25%	n/a	2015	150

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2010	Perpetual	400
Series 2	4.80%	September 30, 2010	Perpetual	325
Series 3	4.45%	March 31, 2011	Perpetual	250
Series 4	4.45%	December 31, 2011	Perpetual	300
Series 5	4.50%	March 31, 2012	Perpetual	250
Series 6R(2)	6.00%	June 30, 2014	Perpetual	250
Series 8R(3)	4.35%	June 30, 2015	Perpetual	280
Series 10R(4)	3.90%	September 30, 2016	Perpetual	200
Series 12R(5)	4.25%	December 31, 2016	Perpetual	300
(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR on June 30, 2014, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.
(3)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR on June 30, 2015, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(4)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR on September 30, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(5)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR on December 31, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2012	2011
Balance, beginning of year	587.8	574.3
Stock options exercised	0.6	1.7
Common shares issued to non-controlling interest	–	1.7
Canadian Dividend Reinvestment and Share Purchase Plan	11.2	10.1
Balance, end of year	599.6	587.8

Number of Stock Options Outstanding

(in millions)	2012	2011
Balance, beginning of year	13.2	14.2
Options issued	2.2	1.7
Options exercised or cancelled	(2.2)	(2.7)
Balance, end of year	13.2	13.2

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 73

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2012 were issued at a discount of 2%. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2012, SLF Inc. issued approximately 11.2 million shares from treasury under the Plan.

The Company grants stock options to certain employees and directors. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007.

As at February 11, 2013, 12.8 million options to acquire SLF Inc. common shares and 599.9 million common shares of SLF Inc. were outstanding.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on a quarterly basis.

SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2012. Total common shareholder dividends declared in 2012 were $1.44 per share, consistent with 2011 levels.

Dividends declared in 2012	Amount per share
Common shares	$1.44

Class A preferred shares	Amount per share
Series 1	$1.187500
Series 2	$1.200000
Series 3	$1.112500
Series 4	$1.112500
Series 5	$1.125000
Series 6R	$1.500000
Series 8R	$1.087500
Series 10R	$0.975000
Series 12R	$1.210235

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company and is subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the capital framework for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). The adequacy of capital of Insurance Holding Companies is measured against a capital risk metric in accordance with this guideline. SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. SLF Inc.’s regulated subsidiaries are expected to comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target.

Sun Life Assurance

Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 209% as at December 31, 2012, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this document.

74 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR ($ millions)	2012	2011
Capital available
Retained earnings and contributed surplus	8,497	7,937
Accumulated other comprehensive income	(120)	(79)
Common and preferred shares	4,346	3,296
Innovative instruments and subordinated debt	1,045	1,845
Other	230	253
Less:
Goodwill	1,184	1,225
Non-life investments and other	1,313	1,343
Total capital available	11,501	10,684
Required capital
Asset default and market risks	3,372	3,095
Insurance risks	1,252	1,127
Interest rate risks	888	845
Total capital required	5,512	5,067
MCCSR ratio	209%	211%

Sun Life Assurance’s MCCSR ratio was 209% as at December 31, 2012, compared to 211% as at December 31, 2011. Low interest rates and volatile equity markets reduced the MCCSR ratio in 2012. The impact of the Sun Life Assurance’s subordinated debt redemption was offset by net financing activities. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2012 AIF under the heading Regulatory Matters.

Sun Life Financial adopted IFRS as of January 1, 2011. Under OSFI’s IFRS transition guidance, companies could elect to phase in the impact of the conversion to IFRS on adjusted tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance made this election and has now completed phasing in a reduction of approximately $300 million to its adjusted tier 1 available capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

In December 2012, OSFI released the 2013 MCCSR Guideline effective for January 1, 2013. The guideline includes two significant changes that impact Sun Life Assurance’s MCCSR ratio: (i) the impact of the change in accounting for defined benefit pension plans (IAS 19 Employee Benefits); and (ii) reduced lapse risk requirement. In relation to the changes for defined benefit pension plans, the actual impact is based on the balances as at December 31, 2012. Sun Life Assurance will phase in a reduction of approximately $152 million to its gross tier 1 available capital over eight quarters, ending in the fourth quarter of 2014, resulting in a reduction of Sun Life Assurance’s MCCSR ratio of approximately three percentage points over this two year period. The reduced lapse risk capital requirement is effective first quarter of 2013. The reduced requirement will be immediately implemented with no transition. The impact to Sun Life Assurance’s MCCSR ratio is expected to be an increase of three percentage points. Other changes do not have a material impact on Sun Life Assurance’s MCCSR ratio.

Sun Life (U.S.)

Our principal operating life insurance subsidiary in the United States, Sun Life (U.S.) is part of our Discontinued Operations. Sun Life U.S. is subject to the risk-based capital (“RBC”) rules issued by the National Association of Insurance Commissioners, which measures the ratio of the company’s total adjusted capital to the minimum capital required by the RBC formula. The RBC formula for life insurance companies measures exposures to investment risk, insurance risk, interest rate risk and other market risks and general business risk. A company’s RBC is normally expressed in terms of the CAL. If a life insurance company’s total adjusted capital is less than or equal to the CAL (100% of CAL or less), a comprehensive financial plan must be submitted to its state regulator. Sun Life (U.S.) has established an internal target range for its RBC ratio of 300% to 400% of the CAL.

The investment, interest rate and market risk components of Sun Life (U.S.)’s statutory and risk-based capital are sensitive to equity and interest rate levels as well as the overall economic environment. Unfavourable credit experience, coupled with changes in equity markets or interest rates, may negatively impact Sun Life (U.S.)’s RBC ratio. The insurance and business risk components of Sun Life (U.S.)’s statutory and risk-based capital are also sensitive to policyholder experience for which adverse experience could negatively impact the RBC ratio.

Other Foreign Life Insurance Companies

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December  31, 2012.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2012 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 75

companies. The following table summarizes the financial strength ratings for Sun Life Assurance and Sun Life (U.S.). SLF Inc. is not assigned a financial strength rating.

January 31, 2013	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance	AA-	Aa3	A+	IC-1
Sun Life (U.S.)	BBB	Baa2	A-	Not Rated

December 31, 2011	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance	AA-	Aa3	A+	IC-1
Sun Life (U.S.)	A-	A3	A+	Not Rated

Rating agencies took the following actions on the financial strength ratings of the above-mentioned operating subsidiaries of SLF Inc. throughout 2012:

•

January 26, 2012 - Moody’s affirmed the financial strength rating of Sun Life Assurance with a negative outlook. At the same time Moody’s changed the financial strength rating of Sun Life (U.S.) to A3 with a negative outlook.

•

February 24, 2012 - Standard & Poor’s affirmed the financial strength rating of Sun Life Assurance. At the same time Standard & Poor’s changed the financial strength rating of Sun Life (U.S.) to BBB+. Both ratings were assigned a stable outlook. The rating on Sun Life (U.S.) was removed from CreditWatch.

•

April 11, 2012 - AM Best affirmed the financial strength rating of Sun Life Assurance. At the same time AM Best changed the financial strength rating of Sun Life (U.S.) to A. Both ratings were assigned a stable outlook.

•	September 7, 2012 - DBRS affirmed the financial strength rating of Sun Life Assurance with a stable outlook.
•

December 17, 2012 - Moody’s affirmed the financial strength rating of Sun Life Assurance with a negative outlook. At the same time Moody’s changed the financial strength rating of Sun Life (U.S.) to Baa2 and placed the rating on review for downgrade.

•

December 18, 2012 - AM Best affirmed the financial strength rating of Sun Life Assurance with a stable outlook. At the same time AM Best changed the financial strength rating of Sun Life (U.S.) to A- and placed the rating under review with negative implications.

•

December 18, 2012 - Standard & Poor’s affirmed the financial strength rating of Sun Life Assurance with a stable outlook. At the same time Standard & Poor’s changed the financial strength rating of Sun Life (U.S.) to BBB with a developing outlook.

We expect AM Best, Moody’s and Standard & Poor’s to complete their reviews during the first half of 2013. We cannot predict or provide any assurances on the outcome of these reviews.

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:

•	earn management fees and additional spread on a matched book of business
•	reduce financing costs

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include:

•	asset securitizations
•	securities lending

Asset securitizations

In the past, we have sold mortgage or bond assets to a non-consolidated special purpose entity, which may also purchase investment assets from third parties. As at December 31, 2012, our securitized assets under management held by these special purpose entities were $33 million, compared to $40 million at December 31, 2011.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2012, we loaned securities with a carrying value of $730 million for which the collateral held was $771 million. This compares to loaned securities of $746 million, with collateral of $784 million as at December 31, 2011.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Notes 25 to our 2012 Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in the Risk Management section of this document under the heading Operational Risk.

76 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 11 of our 2012 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption;
•	Future experience is difficult to estimate;
•	The cohort of risks lacks homogeneity;
•	Operational risks adversely impact the ability to estimate the best estimate assumption; and
•	Experience may not be representative of future experience and the experience may deteriorate.

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the balance sheet date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities employs scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not employ scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 25% to 40% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 77

assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour, and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates Key Risk Factors

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The unhedged portion of risk for these products reflects equity market risks associated with items such as provisions for adverse deviation and a portion of fee income that is not related to the guarantees provided.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under the current Canadian Asset Liability Method, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Mortality assumptions are generally based on our five-year average experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement in accordance with Canadian actuarial standards of practice.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policy termination rates refer to the rate at which policies terminate prior to the end of the contractual coverage period. Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment and policy duration.

Operating Expenses and Inflation

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

78 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the balance sheet. The asset default provision included in the insurance contract liabilities is re-assessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking information. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2012. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2012. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2012.

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this document under the heading Market Risk Sensitivities.

Critical Accounting Estimate	Sensitivity	Impact on Net Income from Continuing Operations ($ millions)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(300)
	50 basis point parallel decrease in interest rates across the entire yield curve	(150)
	50 basis point parallel increase in interest rates across the entire yield curve	100
	100 basis point parallel increase in interest rates across the entire yield curve	150
Equity Markets	25% decrease across all equity markets	(150)
	10% decrease across all equity markets	(50)
	10% increase across all equity markets	50
	25% increase across all equity markets	100
	1% reduction in assumed future equity and real estate returns	(420)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(20)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(95)
Morbidity	5% adverse change in the best estimate assumption	(125)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(220)
	10% increase in the termination rate – where more terminations would be financially adverse	(70)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(130)

Fair Value of Investments

Debt securities, equity securities and other invested assets are financial assets that are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, including realized gains and losses on sale are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 79

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans, for disclosure purposes only, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted market prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involves benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that discount expected future net cash flows at current market interest rates. Expected future net cash flows include contractual and projected cash flows, forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for account of segregated fund holders are recorded at fair value with changes in fair value recorded in income. The fair value of investments for account of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment management. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B of our 2012 Consolidated Financial Statements.

We categorize our financial instruments carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial instruments classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, and exchange traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of financial instruments classified as Level 2 generally include Canadian federal, provincial and municipal

80 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of financial instruments classified as Level 3 generally include certain asset-backed securities, certain other invested assets, and investment contract liabilities.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. For a financial instrument that transfers into level 3 during the reporting period, the entire change in fair value for the period is included in the level 3 reconciliation schedule in Note 5 to our 2012 Consolidated Financial Statements. For transfers out of level 3 during the reporting period, the change in fair value for the period is excluded from the level 3 reconciliation schedule in Note 5 to our 2012 Consolidated Financial Statements. Transfers into level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the level 1 or 2 criteria at the reporting date. During the current reporting period, transfers into level 3 were primarily related to a significant reduction in the trading activity of certain types of securities, which resulted in a change to the pricing source. Transfers out of level 3 occur when the pricing inputs become more transparent and satisfy the level 1 or 2 criteria at the reporting date. During the current reporting period, transfers out of level 3 were primarily related to observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of level 3 during the same period, it is not included in the level 3 reconciliation schedule in Note 5 to our 2012 Consolidated Financial Statements. Total gains and losses in earnings and OCI are calculated assuming transfers into or out of level 3 occur at the beginning of the period.

Transfers into and out of level 3 for financial assets were $373 million and $366 million, respectively, for the year ended December 31, 2012. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of level 3 during the period, which were excluded from the level 3 reconciliation, was $33 million.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2012 Consolidated Financial Statements.

Impairment

All financial assets are assessed for impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that have an impact that can be reliably estimated, on the estimated future cash flows of the asset. Objective evidence of impairment for debt securities generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Objective evidence of impairment for mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2012 Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying values to their recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

At the end of 2011, we took an impairment charge in our Canadian Individual Wealth CGU. Although no further impairment charge is required in 2012, the excess of fair value over carrying value for this CGU remains small as a result of low interest rates, market volatility affecting the cost of hedging and uncertainty regarding future capital requirements for segregated funds. The goodwill associated with this CGU was $160 million at December 31, 2012.

We had a carrying value of $3.9 billion in goodwill as at December 31, 2012. Additional information on goodwill can be found in Note 10 of our 2012 Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The fair value of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, we have written down $6 million of intangibles and have recorded this charge in Discontinued Operations in 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 81

As at December 31, 2012, our finite-life intangible assets had a carrying value of $634 million, which reflected the value of the field force and asset administration contracts acquired as part of the Clarica, CMG Asia, and Genworth EBG acquisitions, as well as software costs. Our indefinite-life intangible assets had a carrying value of $228 million as at December 31, 2012. The value of the indefinite-life intangible assets reflected fund management contracts.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2012, our net deferred tax asset in the Consolidated Statements of Financial Position was $1.0 billion, primarily in the U.S. and Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company offers defined benefit pension plans and defined contribution plans for eligible employees. Since January 1, 2009, all new employees in Canada participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior defined benefit plan. In general, all of our material defined benefit plans worldwide are closed to new entrants and defined contribution plans are provided to new hires. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. In addition, in some countries we provide certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and their dependents upon meeting certain requirements.

Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate assumption used is based on the market yields, as at December 31, of corporate AA bonds that match the expected timing of benefit payments. The expected return on assets assumption for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class, and is selected from a range of possible future asset returns. Heath care cost calculations are based on long-term trend assumptions which may differ from actual results.

Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 27 to our 2012 Consolidated Financial Statements.

Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2012

The following amendments to existing standards were issued by the IASB and adopted by us in the current year.

In October 2010, IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) was amended to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In December 2010, IAS 12 Income Taxes was amended regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments were effective on January 1, 2012. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements as these amendments are consistent with our current accounting policy.

Amended and New International Financial Reporting Standards to be Adopted in 2013

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2013.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of

82 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

consolidated financial statements. Under the standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

We are currently assessing the impact that this standard may have on our Consolidated Financial Statements. We have not yet concluded on how IFRS 10 should be applied to the mutual funds within our segregated funds. Specific issues under discussion and interpretation internationally related to segregated funds include how to assess variable returns, how the level of legal segregation of a segregated fund would influence the consolidation assessment, and the presentation of a segregated fund on the consolidated financial statements if it is concluded that a fund should be consolidated. Since specific application issues are still being evaluated, we cannot reasonably estimate the impact, if any, that the adoption of this standard will have on our Consolidated Financial Statements in 2013.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of this standard to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include these disclosures on our 2013 Consolidated Financial Statements.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments is January 1, 2013, consistent with IFRS 10, 11 and 12 and we will apply these amendments when we adopt those standards in 2013.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced with IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013.The amendments to IAS 27 and IAS 28 are not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement was issued (“IFRS 13”). IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for quarterly and annual periods beginning on or after January 1, 2013. The adoption of IFRS 13 will result in additional disclosures but is not expected to have a material impact on our Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in profit or loss, but will be recognized immediately in other comprehensive income. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require changes to the presentation in the Consolidated Financial Statements and enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. The impact of adoption on January 1, 2013 will decrease retained earnings and OCI by $28 million and $182 million respectively in our Consolidated Financial Statements.

In June 2011, IAS 1 Presentation of Financial Statements was amended regarding the presentation of items in OCI. The amendments require separate presentation within OCI of items that are potentially reclassifiable to profit or loss subsequently and those that will not be reclassified to profit or loss. The amendments are effective for annual periods beginning on or after July 1, 2012. We will include these presentation amendments on our 2013 Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of these amendments to have a significant impact on our Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of these amendments to have a significant impact on our Consolidated Financial Statements.

Amended and New International Financial Reporting Standards to be Adopted in 2014 or Later

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2014 or later.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 83

In November 2009, IFRS 9 Financial Instruments (“IFRS 9”) was issued and subsequently amended in October 2010. The current IFRS 9, which addresses the classification and measurement of financial assets and liabilities, is the first phase of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. It requires financial assets to be measured at fair value or amortized cost on the basis of their contractual cash flow characteristics and the entity’s business model for managing the assets. It also changes the accounting for financial liabilities measured using the fair value option. In December 2011, the effective date was deferred to January 1, 2015.The December amendments also provide relief from the requirements to restate comparative financial statements. We are currently monitoring the continuing IASB developments and changes relating to this standard and assessing the impact of the adoption of this standard may have on our Consolidated Financial Statements.

In October 2012, Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) was issued. The amendments apply to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exemption to the consolidation requirements in IFRS 10 for investment entities and require investment entities to measure certain subsidiaries at fair value through profit or loss rather than consolidate them. The amendments are effective from January 1, 2014 with early adoption permitted. The exemption from consolidation for investment entities is not retained by a non-investment entity parent, and as a result, we do not expect the adoption of this standard to have an impact on our Consolidated Financial Statements.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO, Executive Vice-President and CFO and Executive Vice-President, Corporate Development and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2012, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2012.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2012, based on the framework and criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our internal control over financial reporting, as of December 31, 2012, has been audited by Deloitte LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2012. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2012.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period beginning January 1, 2012, and ended December 31, 2012, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States, the United Kingdom and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

84 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 85

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit & Conduct Review Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit & Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2012, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2012.

The Audit & Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit & Conduct Review Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 11. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditors, Deloitte LLP, Independent Registered Chartered Accountants, have audited the Company’s internal control over financial reporting as of December 31, 2012 in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2012 and December 31, 2011. Their reports to the Board and Shareholders express an unqualified opinion and accompany these Consolidated Financial Statements. Deloitte LLP meet separately with both management and the Audit & Conduct Review Committee to discuss the results of their audit.

Dean A. Connor	Colm J. Freyne
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, February 13, 2013

86 Sun Life Financial Inc. Annual Report 2012	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars except for per share amounts)	2012	2011(1)
Revenue
Premiums
Gross	$13,415	$13,221
Less: Ceded	5,168	4,983
Net	8,247	8,238
Net investment income (loss):
Interest and other investment income (Note 5)	4,430	4,388
Change in fair value through profit or loss assets and liabilities (Note 5)	1,728	4,257
Net gains (losses) on available-for-sale assets	126	151
Net investment income (loss)	6,284	8,796
Fee income (Note 18)	3,028	2,796
Total revenue	17,559	19,830
Benefits and expenses
Gross claims and benefits paid (Note 11)	11,347	11,152
Increase (decrease) in insurance contract liabilities (Note 11)	3,718	7,391
Decrease (increase) in reinsurance assets (Note 11)	134	384
Increase (decrease) in investment contract liabilities (Note 11)	51	(34)
Reinsurance expenses (recoveries) (Note 12)	(4,832)	(4,540)
Commissions	1,399	1,307
Net transfer to (from) segregated funds (Note 24)	(79)	(149)
Operating expenses (Note 19)	3,507	3,262
Impairment of goodwill and intangible assets (Note 10)	–	204
Premium taxes	236	233
Interest expense	367	430
Total benefits and expenses	15,848	19,640
Income (loss) before income taxes	1,711	190
Less: Income tax expense (benefit) (Note 22)	210	(151)
Total net income (loss) from continuing operations	1,501	341
Less: Net income (loss) attributable to participating policyholders	7	7
Less: Net income (loss) attributable to non-controlling interests	–	9
Shareholders’ net income (loss) from continuing operations	1,494	325
Less: Preferred shareholders’ dividends	120	100
Common shareholders’ net income (loss) from continuing operations	$1,374	$225
Common shareholders’ net income (loss) from discontinued operation (Note 3)	$180	$(595)
Common shareholders’ net income (loss)	$1,554	$(370)
(1) Balances have been restated. Refer to Notes 2 and 3.

Average exchange rates during the reporting periods: U.S. dollars	1.00	0.99
U.K. pounds	1.58	1.59

Earnings (loss) per share (Note 28)
Basic earnings (loss) per share from continuing operations	$2.32	$0.39
Basic earnings (loss) per share from discontinued operation	$0.30	$(1.03)
Basic earnings (loss) per share	$2.62	$(0.64)

Diluted earnings (loss) per share from continuing operations	$2.29	$0.39
Diluted earnings (loss) per share from discontinued operation	$0.30	$(1.03)
Diluted earnings (loss) per share	$2.59	$(0.64)

Dividends per common share	$1.44	$1.44

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 87

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2012	2011(1)
Total net income (loss)	$1,681	$(254)
Other comprehensive income (loss), net of taxes:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(212)	270
Unrealized gains (losses) on net investment hedges	33	(43)
Reclassifications to net income (loss)	–	(8)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	431	117
Reclassifications to net income (loss)	(147)	(184)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	15	(43)
Reclassifications to net income (loss)	(11)	14
Total other comprehensive income (loss)	109	123
Total comprehensive income (loss)	1,790	(131)
Less: Participating policyholders’ comprehensive income (loss)	5	8
Less: Non-controlling interests in comprehensive income (loss)	–	9
Shareholders’ comprehensive income (loss)	$1,785	$(148)

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2012	2011
Income tax benefit (expense):
Unrealized foreign currency translation gains / losses, including net investment hedges	$3	$2
Reclassifications to net income of foreign currency translation gains / losses	–	(8)
Unrealized gains / losses on available-for-sale assets	(93)	(8)
Reclassifications to net income for available-for-sale assets	34	58
Unrealized gains / losses on cash flow hedges	(17)	(5)
Reclassifications to net income for cash flow hedges	4	(5)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(69)	$34

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Consolidated Financial Statements.

88 Sun Life Financial Inc. Annual Report 2012	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2012	2011(1)
Assets
Cash, cash equivalents and short-term securities (Note 5)	$7,034	$8,837
Debt securities (Note 5 and 6)	54,362	62,930
Equity securities (Note 5 and 6)	5,026	4,570
Mortgages and loans (Note 6)	27,248	27,755
Derivative assets (Notes 5 and 6)	2,113	2,632
Other invested assets (Note 5)	1,269	1,348
Policy loans	2,681	3,276
Investment properties (Note 5)	5,942	5,313
Invested assets	105,675	116,661
Other assets (Note 8)	2,702	2,885
Reinsurance assets (Note 12)	3,240	3,458
Deferred tax assets (Note 22)	1,005	1,694
Property and equipment (Note 9)	665	546
Intangible assets (Note 10)	862	885
Goodwill (Note 10)	3,911	3,942
Assets of disposal group classified as held for sale (Note 3)	15,067
Total general fund assets	133,127	130,071
Investments for account of segregated fund holders from continuing operations (Note 24)	64,987	88,183
Investments for account of segregated fund holders classified as held for sale (Note 3)	27,668
Total assets	$225,782	$218,254
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 11)	$87,275	$96,687
Investment contract liabilities (Note 11)	2,303	3,073
Derivative liabilities (Notes 5 and 6)	594	1,059
Deferred tax liabilities (Note 22)	5	7
Other liabilities (Note 13)	7,925	8,011
Senior debentures (Note 14)	2,149	2,149
Innovative capital instruments (Note 14)	696	695
Subordinated debt (Note 15)	2,740	2,746
Liabilities of disposal group classified as held for sale (Note 3)	12,689
Total general fund liabilities	116,376	114,427
Insurance contracts for account of segregated fund holders from continuing operations (Note 24)	59,025	82,650
Investment contracts for account of segregated fund holders from continuing operations (Note 24)	5,962	5,533
Insurance contracts for account of segregated fund holders classified as held for sale (Note 3)	27,668
Total liabilities	$209,031	$202,610
Equity
Issued share capital and contributed surplus	$10,621	$10,340
Retained earnings and accumulated other comprehensive income	6,130	5,304
Total equity	$16,751	$15,644
Total liabilities and equity	$225,782	$218,254

(1) Balances have been restated. Refer to Note 2.

Exchange rates at the end of the reporting periods:
U.S. dollars	0.99	1.02
U.K. pounds	1.61	1.58

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 13, 2013.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 89

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2012	2011(1)
Shareholders:
Preferred shares (Note 16)
Balance, beginning of year	$2,503	$2,015
Issued	–	500
Issuance cost, net of taxes	–	(12)
Balance, end of year	2,503	2,503
Common shares
Balance, beginning of year	7,735	7,407
Stock options exercised (Note 20)	12	48
Issued to non-controlling interests (Note 17)	–	37
Issued under dividend reinvestment and share purchase plan (Note 16)	261	243
Balance, end of year	8,008	7,735
Contributed surplus (Note 20)
Balance, beginning of year	102	95
Share-based payments	10	13
Stock options exercised	(2)	(6)
Balance, end of year	110	102
Retained earnings
Balance, beginning of year	5,133	6,473
Net Income (loss)	1,674	(270)
Dividends on common shares	(844)	(829)
Dividends on preferred shares	(120)	(100)
Change due to transactions with non-controlling interests (Note 17)	–	(141)
Balance, end of year	5,843	5,133
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	320	387
Unrealized cumulative translation differences, net of hedging activities	(287)	(505)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains on derivatives designated as cash flow hedges	9	38
Balance, beginning of year	48	(74)
Total other comprehensive income (loss) for the year	111	122
Balance, end of year	159	48
Total shareholders’ equity, end of year	$16,623	$15,521
Participating policyholders:
Retained earnings
Balance, beginning of year	$124	$117
Net income (loss)	7	7
Balance, end of year	131	124
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(1)	(2)
Balance, beginning of year	(1)	(2)
Total other comprehensive income (loss) for the year	(2)	1
Balance, end of period	(3)	(1)
Total participating policyholders’ equity, end of year	$128	$123
Non-controlling interests: (Note 17)
Balance, beginning of year	$–	$24
Net income (loss)	–	9
Other changes in non-controlling interests	–	(33)
Total non-controlling interests, end of year	–	–

Total equity	$16,751	$15,644

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Consolidated Financial Statements.

90 Sun Life Financial Inc. Annual Report 2012	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2012	2011(1)
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$1,958	$(742)
Add: interest expense related to financing activities	367	434
Operating items not affecting cash:
Increase (decrease) in contract liabilities	2,859	6,686
(Increase) decrease in reinsurance assets	4	401
Unrealized (gains) losses on investments	(1,176)	(3,926	)(2)
Impairment of goodwill and intangible in assets (Note 10)	–	307
Other non-cash items	239	(117)
Operating cash items:
Deferred acquisition costs	(48)	(43)
Realized (gains) losses on investments	(471)	(763	)(2)
Sales, maturities and repayments of investments	86,197	97,572	(2)
Purchases of investments	(89,310)	(97,666	)(2)
Change in policy loans	7	32
Income taxes received (paid)	(36)	(166)
Other cash items	158	705	(2)
Net cash provided by (used in) operating activities	748	2,714
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(181)	(120)
Transactions with associates and joint ventures (Note 26)	34	(87)
Purchase of shares from non-controlling interests (Note 17)	–	(51)
Dividends received from associates and joint ventures	14	–
Other investing activities	(43)	(64)
Net cash provided by (used in) investing activities	(176)	(322)
Cash flows provided by (used in) financing activities
Borrowed funds	36	35
Issuance of senior financing, senior debentures and subordinated debt (Notes 13, 14, and 15)	796	297
Collateral on senior financing (Note 13)	(2)	(25)
Redemption of senior financing, senior debentures, subordinated debt and innovative capital instruments (Notes 13, 14 and 15)	(800)	(1,250)
Issuance of preferred shares (Note 16)	–	485
Issuance of common shares on exercise of stock options (Note 16)	10	42
Dividends paid on common and preferred shares	(699)	(679)
Interest expense paid	(401)	(355)
Net cash provided by (used in) financing activities	(1,060)	(1,450)
Changes due to fluctuations in exchange rates	(31)	10
Increase (decrease) in cash and cash equivalents	(519)	952
Net cash and cash equivalents, beginning of year	4,353	3,401
Net cash and cash equivalents, end of year	3,834	4,353
Short-term securities, end of year	3,771	4,378
Net cash and cash equivalents and short-term securities, end of year	$7,605	$8,731
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at December 31, 2012 (Note 3)	$574
Net cash and cash equivalents and short-term securities, continuing operations, as at December 31, 2012	$7,031

(1)	Balances have been restated. Refer to Note 2.
(2)	Certain derivative cash flows within operating activities have been reclassified to be consistent with the 2012 presentation of these cash flows.

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 91

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, “the Enterprise” or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States, the United Kingdom and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued and adopted by the International Accounting Standards Board (“IASB”). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently by us.

Critical Estimates, Judgments and Provisions

The preparation of our Consolidated Financial Statements requires us to make estimates and judgments that affect the application of policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from those estimates. Areas of significant accounting estimates and judgments include the measurement and classification of insurance contract liabilities and investment contract liabilities, determination of fair value of financial instruments, impairment of financial instruments, impairment of goodwill and intangible assets, whether the substance of our relationship with a special purpose entity (“SPE”), subsidiary, joint venture or associate constitutes control, joint control or significant influence and determination of provisions and liabilities for pension plans, other post-retirement benefits, and taxes. We also use judgment when determining functional currencies, contingencies, restructuring, non-current assets and disposal groups classified as held for sale and discontinued operations and the determination of fair value of share-based payments. Details on the estimates and judgments are further described in the relevant accounting policies in these Notes.

Other than insurance contract liabilities and investment contract liabilities, provisions are recognized for present legal or constructive obligations as a result of a past event, if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change. The unwinding of the effect of discounting is recorded in our Consolidated Statements of Operations as interest expense. Provisions included in insurance contract liabilities and investment contract liabilities are determined in accordance with Canadian accepted actuarial practice.

Consolidation, Joint Ventures and Investments in Associates

Our Consolidated Financial Statements include the results of operations and the financial position of entities controlled by SLF Inc. or its subsidiaries, including SPEs, after intercompany balances and transactions have been eliminated. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Entities are fully consolidated from the date control is obtained by SLF Inc. or one of its subsidiaries, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary at the date that control is obtained, with the difference between the acquisition cost of the subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Equity interests held by external parties are shown as non-controlling interests and transactions with non-controlling interest holders are recorded in our Consolidated Statements of Changes in Equity.

The equity method is used to account for joint ventures and entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Joint control is the contractually agreed sharing of control and exists only when the strategic and operating decisions require the unanimous consent of the parties sharing control. Significant influence is the power to participate in the financial and operating policies of an investee but is not control or joint control over those policies. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20 % but less than 50 % of the voting power of the investee unless it can be demonstrated that this is not the case.

92 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The individual financial statements of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

At the statement of financial position date, monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translations to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, the financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or classified as loans and receivables at initial recognition. The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets.

Consolidated Statements of Financial Position line	Asset classification
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

Mortgages and loans include mortgage loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with a term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or that are supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT. Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities. Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 93

insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in the Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans, interest income earned, and fee income, are recorded in Interest and other investment income in our Consolidated Statements of Operations.

ii) Derecognition

A financial asset is derecognized when the contractual rights to its cash flows expire, or we have transferred our economic rights to the asset and substantially all risks and rewards. In instances where substantially all risks and rewards have not been transferred or retained, the assets are derecognized if the asset is not controlled through rights to sell or pledge the asset.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in investment income. However, the impairment of assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of asset impairment on future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss.

Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before derecognition of the asset through foreclosure or sale.

94 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes, which are defined as derivative investments, and embedded derivatives that are bifurcated are recorded in Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of a net investment in a foreign subsidiary. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in the Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain share-based payment plans. Changes in fair value of these forwards based on spot price changes are recorded to OCI, with the spot-to-forward differential and any ineffectiveness recognized in Interest and other investment income in the Consolidated Statements of Operations. A portion of the amount included in OCI related to these forwards is reclassified to income as a component of operating expenses as the liabilities are accrued for the share-based payment awards over the vesting periods. All amounts recorded to or from OCI are net of related taxes.

Net Investment Hedges

Certain swaps and foreign currency denominated liabilities are designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these instruments are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign subsidiary. Interest earned and paid on the swaps is recorded in Interest and other investment income in the Consolidated Statements of Operations.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is separated from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income or for capital appreciation. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at transaction price including transaction costs in our Consolidated Statements of Financial Position. These properties are subsequently measured at fair value with changes in value recorded to Change in fair value through profit or loss assets and liabilities in our Consolidated Statements of Operations. Fair value is supported by market evidence, as assessed by qualified appraisers. All assets are appraised annually and reviewed quarterly for material changes. External appraisals are obtained at least once every three years. In all cases, the valuation methodology used is a recognized or accepted approach in accordance with the valuation standards of the Appraisal Institutes of Canada or the United States.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial assets such as investments in associates and joint ventures, which are accounted for using the equity method. Investments in associates and joint ventures are initially recorded at cost. Subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 95

Other Assets

Other assets include receivables, deferred acquisition costs, investment income due and accrued as well as prepaid expenses.

Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, denote reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Property and Equipment

Owner-occupied properties and all other items classified as property and equipment are carried at historical cost less accumulated depreciation and impairment.

Borrowing costs incurred from the time of acquisition to the time when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete are capitalized as part of the cost of the property, while borrowing costs and repairs and maintenance incurred subsequent to the acquisition of the property are charged through operating expenses during the period in which they are incurred. Other subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to us and the cost of the asset can be measured reliably.

Depreciation of property and equipment, excluding land which is not depreciated, is calculated using a straight-line method and the asset is amortized to its residual value over its estimated useful life as follows:

Owner-occupied properties	25 to 49 years
Furniture, computers, other office equipment and leasehold improvements	2 to 10 years

The asset’s residual value, useful life and method of depreciation are reviewed regularly, at a minimum at the end of each fiscal year, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is considered to be impaired and it is written down immediately to its recoverable amount. In the event of an improvement in the estimated recoverable amount, the related impairment may be reversed. Gain and loss on disposal of property and equipment is determined by reference to its carrying amount and is recognized in the Consolidated Statements of Operations.

Intangible Assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

96 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Non-Current Assets and Disposal Groups Classified as Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when a sale is highly probable and the assets are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of non-current assets and disposal groups. For a sale to be highly probable, management must be committed to sell the non-current asset or disposal group within one year from the date of classification as held for sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Individual assets and assets in a disposal group not subject to these measurement requirements include financial assets, investment properties, insurance and reinsurance assets, deferred tax assets and assets arising from employee benefits. These exempt assets are measured in accordance with the relevant accounting policies described for those assets included in this note before the disposal group as a whole is measured to the lower of its carrying amount and fair value less cost to sell. Any impairment loss for the disposal group is recognized as a reduction to the carrying amount of the non-current assets in the disposal group that are in scope of the measurement requirements.

A disposal group is presented as a discontinued operation if all of the following conditions are met: i) it is a component of the Company for which operations and cash flows can be clearly distinguished operationally and financially from the rest of the Company, ii) it represents a separate major line of business or geographical area of operations that either has been disposed of or is classified as held for sale; or it is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations.

Assets in a disposal group classified as held for sale are presented separately in our Consolidated Statements of Financial Position. Discontinued operations are presented separately from continuing operations in our Consolidated Statements of Operations.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 Insurance Contracts requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an Increase and decrease in investment contract liabilities in our Consolidated Statements of Financial Position.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position. The accounting for Investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 97

Other Liabilities

Other liabilities include accounts payable, bond purchase agreements, senior financing, provisions, and deferred income and are measured at amortized cost. Deferred income arises from investment contracts where funds are received in advance of services provided.

Senior Debentures, Innovative Capital Instruments and Subordinated Debt

Senior debentures, innovative capital instruments and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is recognized in other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfers to (from) segregated funds in the Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contracts in the Consolidated Statements of Financial Position.

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included with general fund liabilities in Investment contracts in the Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized directly in equity is recognized in equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same legal entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

98 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation, adjusted for any historic unrecognized actuarial gains or losses and past service cost is recognized on the Consolidated Statements of Financial Position as an asset or liability.

Actuarial gains and losses are accounted for using the corridor method. Actuarial gains and losses are amortized to income over the average remaining service period of active employees expected to receive benefits under the plan, but only to the extent that such gains or losses exceed 10% of the greater of plan assets or the benefit obligation at the beginning of the year.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income includes fund management and other asset-based fees, commissions from intermediary activities, fees on service contracts and is recognized when services are rendered.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in the Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”) which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. The liabilities are paid in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 99

2. Changes in Accounting Policies and Adjustments

2.A Amended and New International Financial Reporting Standards

Amended International Financial Reporting Standards Adopted in 2012

The following amendments to existing standards were issued by the IASB and adopted by us in the current year.

In October 2010, IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) was amended to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In December 2010, IAS 12 Income Taxes was amended regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments were effective on January 1, 2012. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements as these amendments are consistent with our current accounting policy.

Amended and New International Financial Reporting Standards to be Adopted in 2013

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2013.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under the standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We are currently assessing the impact that this standard may have on our Consolidated Financial Statements. We have not yet concluded on how IFRS 10 should be applied to the mutual funds within our segregated funds. Specific issues under discussion and interpretation internationally related to segregated funds include how to assess variable returns, how the level of legal segregation of a segregated fund would influence the consolidation assessment, and the presentation of a segregated fund on the consolidated financial statements if it is concluded that a fund should be consolidated. Since specific application issues are still being evaluated, we cannot reasonably estimate the impact, if any, that the adoption of this standard will have on our Consolidated Financial Statements in 2013.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of this standard to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include these disclosures on our 2013 Consolidated Financial Statements.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments is January 1, 2013, consistent with IFRS 10, 11 and 12 and we will apply these amendments when we adopt those standards in 2013.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced with IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 are not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement was issued (“IFRS 13”). IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for quarterly and annual periods beginning on or after January 1, 2013. The adoption of IFRS 13 will result in additional disclosures but is not expected to have a material impact on our Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in profit or loss, but will be recognized immediately in other comprehensive income. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require changes to the presentation in the Consolidated Financial Statements and enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. The impact of adoption on January 1, 2013 will decrease retained earnings and OCI by $28 and $182 respectively in our Consolidated Financial Statements.

In June 2011, IAS 1 Presentation of Financial Statements was amended regarding the presentation of items in OCI. The amendments require separate presentation within OCI of items that are potentially reclassifiable to profit or loss subsequently and those that will not be reclassified to profit or loss. The amendments are effective for annual periods beginning on or after July 1, 2012. We will include these presentation amendments on our 2013 Consolidated Financial Statements.

100 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

In December 2011, amendments to IFRS 7 were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of these amendments to have a significant impact on our Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of these amendments to have a significant impact on our Consolidated Financial Statements.

Amended and New International Financial Reporting Standards to be Adopted in 2014 or Later

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2014 or later.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In November 2009, IFRS 9 Financial Instruments (“IFRS 9”) was issued and subsequently amended in October 2010. The current IFRS 9, which addresses the classification and measurement of financial assets and liabilities, is the first phase of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. It requires financial assets to be measured at fair value or amortized cost on the basis of their contractual cash flow characteristics and the entity’s business model for managing the assets. It also changes the accounting for financial liabilities measured using the fair value option. In December 2011, the effective date was deferred to January 1, 2015. The December amendments also provide relief from the requirements to restate comparative financial statements. We are currently monitoring the continuing IASB developments and changes relating to this standard and assessing the impact of the adoption of this standard may have on our Consolidated Financial Statements.

In October 2012, Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) was issued. The amendments apply to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exemption to the consolidation requirements in IFRS 10 for investment entities and require investment entities to measure certain subsidiaries at fair value through profit or loss rather than consolidate them. The amendments are effective from January 1, 2014 with early adoption permitted. The exemption from consolidation for investment entities is not retained by a non-investment entity parent, and as a result, we do not expect the adoption of this standard to have an impact on our Consolidated Financial Statements.

2.B Accounting Adjustment

During 2012, we identified required adjustments for two prior period errors in our Insurance contract liability valuation models within the Sun Life Financial Canada (“SLF Canada”) and Sun Life Financial United States (“SLF U.S.”) segments. For SLF Canada the error resulted in an understatement in the cost of reinsurance for our non-participating contracts after tax of $47 of which $16 relates to prior to January 1, 2011. For SLF U.S. the error resulted in an understatement of projections of the future cost of mortality of $39 after tax.

Adjustments have been made to Reinsurance assets, Deferred tax assets, Insurance contract liabilities and net income. These adjustments are not material to our Consolidated Financial Statements for each of the prior periods to which they relate, but adjusting for the cumulative impact of these errors in one reporting period would have materially impacted the results of the 2012 reporting period. Accordingly, we restated our Consolidated Statements of Operations and Consolidated Statements of Changes in Equity for the reporting periods to which they apply and our opening Consolidated Statement of Financial Position for the earliest comparative period presented January 1, 2011.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 101

2.B.i Financial Statement Restatements

The effects of these restatements on our Consolidated Statements of Operations are as follows:

For the year ended December 31, 2011	Prior to restatement		Restatement	Restated
Increase (decrease) in insurance contract liabilities from continuing operations	$7,104		$287	$7,391
Increase (decrease) in insurance contract liabilities from discontinued operation	480		18	498
Total increase (decrease) in insurance contract liabilities	$7,584	(1)	$305	$7,889
Decrease (increase) in reinsurance assets from continuing operations	$578		$(194)	$384
Decrease (increase) in reinsurance assets from discontinued operation	12		–	12
Total decrease (increase) in reinsurance assets	$590	(1)	$(194)	$396
Income tax expense (benefit) from continuing operations	$(116)		$(35)	$(151)
Income tax expense (benefit) from discontinued operation	(331)		(6)	(337)
Combined income tax expense (benefit)	$(447	)(1)	$(41)	$(488)
(Decrease) in net income from continuing operations			$(58)
(Decrease) in net income from discontinued operation			(12)
Total (decrease) in net income			$(70)

(1)	As previously published.

The effects of these restatements on our Consolidated Statements of Financial Position are as follows:

As at December 31, 2011	As previously published	Restatement	Restated
Assets
Reinsurance assets	$3,277	$181	$3,458
Deferred tax assets	$1,648	$46	$1,694

Liabilities and equity
Insurance contract liabilities	$96,374	$313	$96,687
Retained earnings and accumulated other comprehensive income	$5,390	$(86)	$5,304

The effects of these restatements on our Consolidated Statements of Changes in Equity are as follows:

	Shareholders’ retained earnings	Total equity
Balances, as at January 1, 2011 as previously published	$6,489	$16,071
Increase (decrease)	(16)	(16)
Balances restated as at January 1, 2011	$6,473	$16,055
Balances, as at December 31, 2011 as previously published	$5,219	$15,730
Increase (decrease)	(86)	(86)
Balances restated as at December 31, 2011	$5,133	$15,644

3. Held for Sale Classification and Discontinued Operation

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC (the “purchaser”), a Delaware limited liability company, pursuant to which we agreed to sell our U.S. Annuities business and certain of our U.S. life insurance businesses to the purchaser for a base purchase price of US$1,350, which will be adjusted to reflect the performance of the business through closing. The transaction will consist primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”), which includes the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction will include the transfer of certain related operating assets, systems and employees that support these businesses. The transaction is subject to regulatory approvals and other closing conditions and is expected to close by the end of the second quarter of 2013.

The assets and liabilities of the disposal group are comprised almost entirely of financial assets and liabilities that are not within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 does not address the situation which arises when the carrying amount of scoped-in non-current assets are less than the amount by which a

102 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

disposal group’s carrying amount exceeds its fair value less costs to sell. We have concluded that it is appropriate to recognize the loss on disposition at the time the transaction is completed and the related assets and liabilities are derecognized. Loss recognition at that time will coincide with the transfer of risks to the purchaser. The loss will be calculated by netting the adjusted purchase price against the net carrying value of the assets and liabilities classified as held for sale and will include the cumulative foreign currency translation difference for the operation. The adjusted purchase price will be derived from the base purchase price of US$1,350, subject to purchase price adjustments based on business results from September 30, 2012 to the date of sale measured on a U.S. statutory basis and other agreed terms. As at December 31, 2012, the net carrying value of assets less liabilities classified as held for sale is $2,378, and the cumulative foreign currency translation difference for the operation is a loss of $132. The amount of the loss will be subject to several other adjustments to reflect closing price adjustments, pre-closing transactions, closing costs, and certain tax adjustments. The net carrying value of assets and liabilities classified as held for sale as at December 31, 2012 do not include such adjustments that relate to transactions that will occur subsequent to December 31, 2012.

As a result of the stock purchase agreement referred to above, we are committed to sell the U.S. Annuities business included as a part of the SLF U.S. segment. The operations and cash flows of the U.S. Annuities business can be clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations. The financial results of the U.S. Annuities business have been disclosed publicly and have been separately reported to key management personnel. In addition, the U.S. Annuities business is comprised of two CGUs. As this transaction is part of a single coordinated plan to dispose of a separate major line of business within our U.S. reportable business segment, it meets the criteria to be presented as a discontinued operation. Other than the U.S. Annuities business, Sun Life (U.S.)’s operations also include certain U.S. life insurance businesses, including corporate and bank-owned life insurance products and variable life insurance products. These businesses are also presented as part of the discontinued operation but are not a significant component of the sale.

The results of operations relating to our U.S. Annuities business and certain life insurance businesses (the “U.S. Annuity Business”) in SLF U.S. are reflected as a discontinued operation in our Consolidated Statements of Operations for all the years presented. The related assets and liabilities are separately presented as assets and liabilities classified as held for sale respectively in our Consolidated Statement of Financial Position as at December 31, 2012.

Discontinued Operation

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the common shareholders’ net income (loss) from discontinued operation included in our Consolidated Statements of Operations are as follows:

For the years ended December 31,	2012	2011
Net premiums	$282	$1,076
Net investment income (loss)	457	1,118
Fee income	589	557
Total revenue	1,328	2,751

Gross claims and benefits paid	1,835	1,744
Changes in insurance/investment contract liabilities and reinsurance assets, net of reinsurance recoveries	(1,276)	503
Net transfer to (from) segregated funds	268	766
Other expenses	254	670
Total benefits and expenses	1,081	3,683
Income (loss) before income taxes	247	(932)
Income tax expense (benefit)	67	(337)
Total net income (loss) from discontinued operation	180	(595)
Shareholders’ net income (loss) from discontinued operation	180	(595)
Common shareholders’ net income (loss) from discontinued operation	$180	$(595)

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Consolidated Statements of Cash Flows are as follows:

For the years ended December 31,	2012	2011
Net cash provided by (used in) operating activities	$(473)	$500
Net cash provided by (used in) investing activities	57	(98)
Net cash provided by (used in) financing activities	(5)	(238)
Changes due to fluctuations in exchange rates	(14)	26
Increase (decrease) in cash and cash equivalents	$(435)	$190

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 103

Disposal Group Classified as Held for Sale

Assets and Liabilities of the Disposal Group Classified as Held for Sale

The composition of the assets and liabilities of the disposal group classified as held for sale included in our Consolidated Statement of Financial Position as at December 31, 2012 are as follows:

Assets
Cash, cash equivalents and short-term securities	$574
Debt securities	10,449
Equity securities	47
Mortgages and loans	2,234
Derivative assets	309
Other invested assets	25
Policy loans	559
Investment properties	150
Invested assets	14,347
Other assets	156
Reinsurance assets	158
Deferred tax assets	406
Total general fund assets	15,067
Investments for account of segregated fund holders	27,668
Total assets of disposal group classified as held for sale	$42,735
Liabilities
Insurance contract liabilities	$11,238
Investment contract liabilities	957
Derivative liabilities	265
Other liabilities	229
Total general fund liabilities	12,689
Insurance contract for account of segregated fund holders	27,668
Total liabilities of disposal group classified as held for sale	$40,357

Accumulated Other Comprehensive Income (Loss) of the Disposal Group Classified as Held for Sale

The components of accumulated other comprehensive income (loss), net of taxes, of disposal group classified as held for sale included in our Consolidated Statement of Changes in Equity as at December 31, 2012 are as follows:

Unrealized gains (losses) on available-for-sale assets	$72
Unrealized cumulative translation differences, net of hedging activities	(132)
Total accumulated other comprehensive income (loss) of disposal group classified as held for sale	$(60)

Fair Value Hierarchy of Financial Instruments Classified as Held for Sale

The following tables present our financial instruments included in assets and liabilities of the disposal group classified as held for sale that are measured at fair value by hierarchy level:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$574	$–	$–	$574
Debt securities – fair value through profit or loss(1)	636	7,489	323	8,448
Debt securities – available-for-sale(1)	661	1,327	13	2,001
Equity securities – fair value through profit or loss	–	14	23	37
Equity securities – available-for-sale	–	10	–	10
Derivative assets	38	271	–	309
Other invested assets	–	–	21	21
Total invested assets	1,909	9,111	380	11,400
Investments for account of segregated fund holders	22,509	6,269	442	29,220
Total financial assets of disposal group classified as held for sale measured at fair value	$24,418	$15,380	$822	$40,620
Liabilities
Investment contract liabilities	–	–	890	890
Derivative liabilities	57	207	1	265
Investment contracts for account of segregated fund holders	–	–	–	–
Total financial liabilities of disposal group classified as held for sale measured at fair value	$57	$207	$891	$1,155

(1)	See tables below for further details.

104 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Debt securities – FVTPL of disposal group classified as held for sale consist of the following:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Canada federal government	$–	$12	$–	$12
Canada provincial and municipal government	–	2	10	12
U.S. government and agency	636	4	2	642
Other foreign government	–	4	–	4
Corporate	–	6,098	146	6,244
Asset-backed securities:
Commercial mortgage-backed securities	–	637	44	681
Residential mortgage-backed securities	–	541	50	591
Collateralized debt obligations	–	–	46	46
Other	–	191	25	216
Total debt securities – fair value through profit or loss of disposal group classified as held for sale	$ 636	$ 7,489	$ 323	$ 8,448

Debt securities – AFS of disposal group classified as held for sale consist of the following:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Canada federal government	$–	$–	$–	$–
Canada provincial and municipal government	–	–	–	–
U.S. government and agency	661	–	–	661
Other foreign government	–	–	–	–
Corporate	–	1,169	11	1,180
Asset-backed securities:
Commercial mortgage-backed securities	–	39	–	39
Residential mortgage-backed securities	–	119	–	119
Collateralized debt obligations	–	–	2	2
Other	–	–	–	–
Total debt securities – available for sale of disposal group classified as held for sale	$661	$1,327	$13	$2,001

Asset-Backed Securities Supporting the U.S. Annuity Business

Before the closing of the transaction, we expect to substitute replacement assets for certain asset-backed securities supporting the general fund liabilities for fixed annuities in SLF U.S. These asset-backed securities will be reallocated to support other lines of business in the continuing operations of the Company, or a portion may be sold. As we have not reached a conclusion as to which replacement assets should be substituted for the asset-backed securities and to which lines of business the asset-backed securities should be reallocated, we have included the asset-backed securities in the held for sale classification as they currently support the general fund liabilities of the U.S. Annuity Business.

The carrying value of the asset-backed securities supporting the U.S. Annuity Business by credit rating is shown in the following table:

As at December 31, 2012	Total asset-backed securities supporting the U.S. Annuity Business
AAA	$14
AA	48
A	65
BBB	147
BB and lower	767
Total asset-backed securities supporting the U.S. Annuity Business	$1,041

The following table presents the fair value hierarchy of the asset-backed securities supporting the U.S. Annuity Business included in the preceding fair value hierarchy of financial instruments classified as held for sale:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Asset-backed securities:
Commercial mortgage-backed securities	$–	$389	$1	$390
Residential mortgage-backed securities	–	391	44	435
Collateralized debt obligations	–	–	26	26
Other	–	166	24	190
Total asset-backed securities supporting the U.S. Annuity Business	$–	$946	$95	$1,041

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 105

4. Segmented Information

We have five reportable segments: SLF Canada, SLF U.S., MFS, Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2011, we transferred McLean Budden Limited to our subsidiary MFS. Consequently, the results of McLean Budden Limited are reported as part of MFS instead of SLF Canada. The related intangible assets previously reported as a part of SLF Canada were reported as part Corporate in 2011. In the fourth quarter of 2012, the indefinite life intangible assets were transferred from Corporate back to SLF Canada and the finite life intangible assets were transferred from Corporate to MFS.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue consists of interest income and fee income and is presented in the consolidation adjustments column in the tables that follow.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are settled. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS and SLF Asia to SLF U.S.

Results by segment for the years ended December 31, are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2012
Gross premiums:
Annuities	$1,739	$281	$–	$–	$233	$–	$2,253
Life insurance	3,318	2,014	–	660	104	–	6,096
Health insurance	3,550	1,496	–	10	10	–	5,066
Total gross premiums	8,607	3,791	–	670	347	–	13,415
Less: ceded premiums	4,725	388	–	31	24	–	5,168
Net investment income (loss)	3,354	1,491	9	778	707	(55)	6,284
Fee income	769	182	1,848	138	152	(61)	3,028
Total revenue	8,005	5,076	1,857	1,555	1,182	(116)	17,559
Less:
Total benefits and expenses	7,163	4,664	1,472	1,390	1,275	(116)	15,848
Income tax expense (benefit)	50	87	177	36	(140)	–	210
Total net income (loss) from continuing operations	$792	$325	$208	$129	$47	$–	$1,501
Total net income (loss) from discontinued operation (Note 3)	$–	$173	$–	$–	$7	$–	$180
2011
Gross premiums:
Annuities	$1,840	$398	$–	$–	$202	$–	$2,440
Life insurance	3,249	1,843	–	674	116	–	5,882
Health insurance	3,376	1,504	–	9	10	–	4,899
Total gross premiums	8,465	3,745	–	683	328	–	13,221
Less: ceded premiums	4,551	356	–	49	27	–	4,983
Net investment income (loss)	4,958	2,209	–	684	1,015	(70)	8,796
Fee income	746	176	1,640	119	171	(56)	2,796
Total revenue	9,618	5,774	1,640	1,437	1,487	(126)	19,830
Less:
Total benefits and expenses(1)	9,215	6,140	1,305	1,266	1,840	(126)	19,640
Income tax expense (benefit)(1)	(22)	(61)	140	33	(241)	–	(151)
Total net income (loss) from continuing operations	$425	$(305)	$195	$138	$(112)	$–	$341
Total net income (loss) from discontinued operation (Note 3)	$–	$(624)	$–	$–	$29	$–	$(595)

(1)	Balances have been restated. Refer to Note 2.

106 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
As at December 31, 2012
Total general fund assets for continuing operations	$67,071	$28,941	$1,354	$8,881	$11,928	$(115)	$118,060
Total general fund assets classified as held for sale	–	15,067	–	–	4	(4)	15,067
Total general fund assets	$67,071	$44,008	$1,354	$8,881	$11,932	$(119)	$133,127
Investments for account of segregated fund holders for continuing operations	$51,478	$1,493	$–	$1,625	$10,391	$–	$64,987
Investments for account of segregated fund holders classified as held for sale	–	27,668	–	–	–	–	27,668
Investments for account of segregated fund holders	$51,478	$29,161	$–	$1,625	$10,391	$–	$92,655
Total general fund liabilities for continuing operations	$59,770	$25,990	$1,174	$6,923	$9,945	$(115)	$103,687
Total general fund liabilities classified as held for sale	–	12,490	–	–	203	(4)	12,689
Total general fund liabilities	$59,770	$38,480	$1,174	$6,923	$10,148	$(119)	$116,376
As at December 31, 2011
Total general fund assets(1)	$64,169	$44,740	$1,180	$8,122	$12,165	$(305)	$130,071
Investments for account of segregated fund holders	$47,245	$29,804	$–	$1,198	$9,936	$–	$88,183
Total general fund liabilities(1)	$57,639	$38,485	$973	$6,336	$11,299	$(305)	$114,427

(1)	Balances have been restated. Refer to Note 2.

The results of our reportable segments differ from geographic segments primarily due to segmenting the results of our Corporate segment.

The following table shows revenue and net income (loss) for continuing operations by country for Corporate:

For the years ended December 31	2012	2011
Revenue:
United States	$83	$183
United Kingdom	1,079	1,336
Canada	–	(55)
Other Countries	20	23
Total Revenue	$1,182	$1,487
Total net income (loss):
United States	$(29)	$(101)
United Kingdom	213	156
Canada	(131)	(173)
Other Countries	(6)	6
Total net income (loss) from continuing operations	$47	$(112)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 107

The following table shows total assets and liabilities by country for corporate:

As at December 31,	2012	2011
Total general fund assets:
United States	$2,671	$2,866
United Kingdom	8,973	8,635
Canada	181	553
Other Countries	107	111
Total general fund assets	$11,932	$12,165
Investment for account of segregated fund holders:
United Kingdom	$10,391	$9,936
Total investment for account of segregated fund holders	$10,391	$9,936
Total general fund liabilities:
United States	$1,092	$2,216
United Kingdom	7,647	7,620
Canada	1,313	1,374
Other Countries	96	89
Total general fund liabilities	$10,148	$11,299

Management considers its external customers to be the individual policyholders and as such we are not reliant on any individual customer.

5. Total Invested Assets and Related Net Investment Income

We invest primarily in debt securities, equity securities, mortgages and loans, derivatives, other invested assets and investment properties.

5.A Fair Value of Financial Assets

The carrying values and fair values of our financial assets, are shown in the following tables:

As at December 31, 2012	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$7,034	$7,034
Debt securities – fair value through profit or loss	43,773	43,773
Debt securities – available-for-sale	10,589	10,589
Equity securities – fair value through profit or loss	4,169	4,169
Equity securities – available-for-sale	857	857
Mortgages and loans	27,248	29,930
Derivative assets	2,113	2,113
Other invested assets – fair value through profit or loss(2)	786	786
Other invested assets – available-for-sale(2)	111	111
Policy loans	2,681	2,681
Total financial assets(1)	$99,361	$102,043

(1)	Invested assets on our Consolidated Statements of Financial Position of $105,675 includes total financial assets, Investment properties of $5,942, and Other invested assets – non-financial assets of $372.
(2)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds and limited partnerships.

108 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

As at December 31, 2011	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$8,837	$8,837
Debt securities – fair value through profit or loss	51,627	51,627
Debt securities – available-for-sale	11,303	11,303
Equity securities – fair value through profit or loss	3,731	3,731
Equity securities – available-for-sale	839	839
Mortgages and loans	27,755	30,530
Derivative assets	2,632	2,632
Other invested assets – fair value through profit or loss(2)	809	809
Other invested assets – available-for-sale(2)	155	155
Policy loans	3,276	3,276
Total financial assets(1)	$110,964	$113,739

(1)	Invested assets on our Consolidated Statements of Financial Position of $116,661 includes total financial assets, Investment properties of $5,313, and other invested assets – non-financial assets of $384.
(2)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds and limited partnerships.

Derivative liabilities with a fair value of $594 ($1,059 as at December 31, 2011) are also included on the Consolidated Statements of Financial Position.

5.A.i Fair Value Methodologies and Assumptions

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

The fair value of mortgages and loans, for disclosure purposes only, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances.

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments (“CVA”) to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate CVA are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involved benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location and market of each property. Expected future net cash flows include contractual and projected cash flows, forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 109

significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and taking into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment management. The fair value of direct investments within investments for accounts of segregated fund holders, such as short term securities, government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B.

5.A.ii Fair Value Hierarchy of Financial Instruments

We categorize our financial instruments carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1:    Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial instruments classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, and exchange traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2:    Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of financial instruments classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3:    Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of financial instruments classified as Level 3 generally include certain asset-backed securities, certain other invested assets, and investment contract liabilities.

The following tables present our financial instruments that are carried at fair value by hierarchy level:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,660	$1,374	$–	$7,034
Debt securities – fair value through profit or loss(1)	1,006	41,626	1,141	43,773
Debt securities – available-for-sale(1)	454	10,012	123	10,589
Equity securities – fair value through profit or loss	2,997	1,062	110	4,169
Equity securities – available-for-sale	724	133	–	857
Derivative assets	30	2,076	7	2,113
Other invested assets	291	59	547	897
Total invested assets	$11,162	$56,342	$1,928	$69,432
Investments for account of segregated fund holders	$23,461	$41,167	$150	$64,778
Total financial assets measured at fair value	$34,623	$97,509	$2,078	$134,210
Liabilities
Investment contract liabilities	$–	$28	$7	$35
Derivative liabilities	51	527	16	594
Investment contracts for account of segregated fund holders	4,572	1,376	14	5,962
Total financial liabilities measured at fair value	$4,623	$1,931	$37	$6,591

(1)	See tables below for further details.

Debt securities – FVTPL consist of the following:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,810	$–	$1,810
Canadian provincial and municipal government	–	9,592	26	9,618
U.S. government and agency	1,006	44	11	1,061
Other foreign government	–	4,526	18	4,544
Corporate	–	24,751	525	25,276
Asset-backed securities:
Commercial mortgage-backed securities	–	209	527	736
Residential mortgage-backed securities	–	269	3	272
Collateralized debt obligations	–	26	17	43
Other	–	399	14	413
Total debt securities – fair value through profit or loss	$ 1,006	$ 41,626	$ 1,141	$ 43,773

110 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Debt securities – AFS consist of the following:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,306	$–	$1,306
Canadian provincial and municipal government	–	168	–	168
U.S. government and agency	454	54	–	508
Other foreign government	–	390	–	390
Corporate	–	7,663	70	7,733
Asset-backed securities:
Commercial mortgage-backed securities	–	148	12	160
Residential mortgage-backed securities	–	112	–	112
Collateralized debt obligations	–	–	27	27
Other	–	171	14	185
Total debt securities – available-for-sale	$454	$10,012	$123	$10,589

As at December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$8,540	$297	$–	$8,837
Debt securities – fair value through profit or loss(1)	2,065	48,041	1,521	51,627
Debt securities – available-for-sale(1)	902	10,283	118	11,303
Equity securities – fair value through profit or loss(2)	2,750	855	126	3,731
Equity securities – available-for-sale	720	119	–	839
Derivative assets	58	2,561	13	2,632
Other invested assets	323	46	595	964
Total invested assets(2)	$15,358	$62,202	$2,373	$79,933
Investments for account of segregated fund holders	$45,363	$42,550	$656	$88,569
Total financial assets measured at fair value(2)	$60,721	$104,752	$3,029	$168,502
Liabilities
Investment contract liabilities	$–	$54	$912	$966
Derivative liabilities	53	957	49	1,059
Investment contracts for account of segregated fund holders	4,360	1,154	19	5,533
Total financial liabilities measured at fair value	$4,413	$2,165	$980	$7,558

(1)	See tables below for further details.
(2)	Certain securities have been reclassified to be consistent with the 2012 presentation.

Debt securities – FVTPL consist of the following:

As at December 31, 2011	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,324	$–	$2,324
Canadian provincial and municipal government	–	9,268	51	9,319
U.S. government and agency	2,065	62	2	2,129
Other foreign government	–	4,876	19	4,895
Corporate	–	29,300	502	29,802
Asset-backed securities:
Commercial mortgage-backed securities	–	862	593	1,455
Residential mortgage-backed securities	–	756	124	880
Collateralized debt obligations	–	22	55	77
Other	–	571	175	746
Total debt securities – fair value through profit or loss	$2,065	$48,041	$1,521	$51,627

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 111

Debt securities – AFS consist of the following:

As at December 31, 2011	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,194	$–	$1,194
Canadian provincial and municipal government	–	214	–	214
U.S. government and agency	902	61	–	963
Other foreign government	–	457	–	457
Corporate	–	7,868	31	7,899
Asset-backed securities:
Commercial mortgage-backed securities	–	180	27	207
Residential mortgage-backed securities	–	260	–	260
Collateralized debt obligations	–	–	22	22
Other	–	49	38	87
Total debt securities – available-for-sale	$902	$10,283	$118	$11,303

The following table provides a reconciliation of the beginning and ending balances for financial instruments that are categorized in Level 3 for the year ended December 31, 2012:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into level 3(2)	Transfers (out) of level 3(2)	Foreign currency translation(4)	Transferred to held for sale(6)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,521	$39	$(1)	$77	$(63)	$(159)	$331	$(276)	$(5)	$(323)	$1,141	$34
Debt securities – available-for-sale	118	8	6	56	(19)	(26)	25	(32)	–	(13)	123	6
Equity securities – fair value through profit or loss	126	10	–	31	(31)	–	–	–	(3)	(23)	110	9
Derivative assets	13	(1)	–	–	–	(5)	–	–	–	–	7	–
Other invested assets	595	(4)	(8)	118	(129)	–	–	–	(4)	(21)	547	(11)
Total invested assets	$2,373	$52	$(3)	$282	$(242)	$(190)	$356	$(308)	$(12)	$(380)	$1,928	$38
Investments for account of segregated fund holders	$656	$27	$–	$311	$(313)	$(35)	$17	$(58)	$(13)	$(442)	$150	$–
Total Financial assets measured at fair value	$3,029	$79	$(3)	$593	$(555)	$(225)	$373	$(366)	$(25)	$(822)	$2,078	$38
Liabilities(5)
Investment contract liabilities	$912	$17	$–	$–	$–	$(8)	$–	$–	$(24)	$(890)	$7	$–
Derivative liabilities	49	(26)	–	–	–	(5)	–	–	(1)	(1)	16	–
Investment contracts for account of segregated fund-holders	19	(1)	–	2	(4)	–	–	(2)	–	–	14	–
Total financial liabilities measured at fair value	$980	$(10)	$–	$2	$(4)	$(13)	$–	$(2)	$(25)	$(891)	$37	$–

(1)	Included within Net investment income (loss) in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of Level 3 during the same period, it is not included in the above table.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 financial instruments in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.
(6)	See Note 3.

112 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances for financial instruments that are categorized in Level 3 for the year ended December 31, 2011:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases(7)	Sales	Settlements		Transfers into level 3(2)	Transfers (out) of level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,443	$(6)	$–	$202	$(146)	$(142)		$345	$(194)	$19	$1,521	$29
Debt securities – available-for-sale	91	(1)	(1)	43	(15)	(7)		13	(6)	1	118	(1)
Equity securities – fair value through profit or loss	94	18	–	35	(2)	–		–	(21)	2	126	18
Equity securities – available-for-sale	41	–	–	–	–	(2)		–	(39)	–	–	–
Derivative assets	18	4	–	5	–	(14)		–	–	–	13	–
Other invested assets	601	(10)	(3)	97	(92)	–		–	–	2	595	(3)
Total invested assets	$2,288	$5	$(4)	$382	$(255)	$(165)		$358	$(260)	$24	$2,373	$43
Investments for account of segregated fund holders	$571	$(7)	$–	$770	$(685)	$(34)		$63	$(34)	$12	$656	$(9)
Total Financial instrument assets measured at fair value	$2,859	$(2)	$(4)	$1,152	$(940)	$(199)		$421	$(294)	$36	$3,029	$34
Liabilities(5)
Investment contract liabilities	$2,112	$–	$–	$–	$–	$(1,172	)(6)	$–	$–	$(28)	$912	$–
Derivative liabilities	50	(5)	–	19	–	(13)		–	(3)	1	49	(7)
Investment contracts for account of segregated fund-holders	17	(2)	–	4	(5)	–		5	–	–	19	–
Total financial instrument liabilities measured at fair value	$2,179	$(7)	$–	$23	$(5)	$(1,185)		$5	$(3)	$(27)	$980	$(7)

(1)	Included within Net investment income (loss) in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of Level 3 during the same period, it is not included in the above table.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 financial instruments in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.
(6)	Some of our medium-term notes matured during the period.
(7)	Purchases of investments for account of segregated fund holders and Derivative liabilities include issuances of $4 and $19 respectively.

5.B Interest and Other Investment Income

Interest and other investment income consist of the following:

For the years ended December 31,	2012	2011
Interest income:
Cash, cash equivalents and short-term securities	$44	$50
Debt securities – fair value through profit or loss	1,903	1,909
Debt securities – available-for-sale	315	338
Mortgages and loans	1,524	1,421
Derivative investments	103	72
Policy loans	151	147
Interest income	4,040	3,937
Equity securities – dividends on fair value through profit or loss	124	114
Equity securities – dividends on available-for-sale	19	17
Investment properties rental income(1)	577	529
Investment properties expenses	(273)	(253)
Foreign exchange gains (losses)	(58)	74
Other income	123	86
Investment expenses and taxes	(122)	(116)
Total interest and other investment income	$4,430	$4,388

(1)	Comprised of operating lease rental income.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 113

5.C Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income for the years ended December 31 consist of the following:

	2012	2011
Cash, cash equivalents and short-term securities	$(1)	$4
Debt securities	1,181	3,178
Equity securities	254	(302)
Derivative investments	(69)	1,102
Other invested assets	41	(15)
Investment properties	322	290
Total change in fair value through profit or loss assets and liabilities	$1,728	$4,257

5.D Cash, Cash Equivalents, and Short-Term Securities

Cash, cash equivalents and short-term securities presented in the Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in the Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2012	2011
Cash	$1,475	$1,506
Cash equivalents	1,983	2,953
Short-term securities	3,576	4,378
Cash, cash equivalents and short-term securities	7,034	8,837
Less: Bank overdraft, recorded in Other liabilities	3	106
Net cash, cash equivalents and short-term securities	$7,031	$8,731

5.E Gross Unrealized Gains and Gross Unrealized Losses on Available-For-Sale Debt and Equity Securities

Gross unrealized gains and gross unrealized losses included in accumulated OCI on AFS debt and equity securities are comprised as follows:

As at December 31, 2012	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,307	$1	$(2)	$1,306
Canadian provincial and municipal government	163	5	–	168
U.S. government and agency	493	16	(1)	508
Other foreign government	317	73	–	390
Corporate	7,165	585	(17)	7,733
Asset-backed securities:
Commercial mortgage-backed securities	151	15	(6)	160
Residential mortgage-backed securities	109	3	–	112
Collateralized debt obligations	28	–	(1)	27
Other	185	1	(1)	185
Total debt securities	9,918	699	(28)	10,589
Equity securities	774	94	(11)	857
Total AFS debt and equity securities	$10,692	$793	$(39)	$11,446

114 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

As at December 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,190	$5	$(1)	$1,194
Canadian provincial and municipal government	202	12	–	214
U.S. government and agency	932	31	–	963
Other foreign government	388	69	–	457
Corporate	7,516	506	(123)	7,899
Asset-backed securities:
Commercial mortgage-backed securities	200	17	(10)	207
Residential mortgage-backed securities	250	10	–	260
Collateralized debt obligations	32	–	(10)	22
Other	87	–	–	87
Total debt securities	10,797	650	(144)	11,303
Equity securities	797	88	(46)	839
Total AFS debt and equity securities	$11,594	$738	$(190)	$12,142

5.F Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are shown in the following table:

As at	December 31, 2012		December 31, 2011
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
Interest rate contracts	$1,601	$(414)	$2,118	$(760)
Foreign exchange contracts	449	(137)	432	(174)
Other contracts	63	(43)	82	(125)
Total derivatives	$2,113	$(594)	$2,632	$(1,059)

The following table presents the fair values of derivative assets and liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges:

	Total notional amount	Fair value
As at December 31, 2012		Assets	Liabilities
Derivative investments(1)	$39,533	$1,936	$(375)
Fair value hedges	991	–	(204)
Cash flow hedges	104	9	(7)
Net investment hedges(2)	1,850	168	(8)
Total derivatives	$42,478	$2,113	$(594)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
(2)	Fair value of non-derivative instruments designated as net investment hedges was $167. These non-derivative instruments are presented as Subordinated Debts on the Consolidated Statements of Financial Position.

	Total notional amount	Fair value
As at December 31, 2011		Assets	Liabilities
Derivative investments(1)	$47,890	$2,494	$(798)
Fair value hedges	1,011	–	(228)
Cash flow hedges	108	2	(25)
Net investment hedges	1,850	136	(8)
Total derivatives	$50,859	$2,632	$(1,059)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 115

Additional information on the derivatives designated as hedges for accounting purposes is included in the following sections.

Hedge ineffectiveness recognized in Interest and other investment income is comprised of the following:

For the years ended December 31,	2012	2011
Fair value hedging ineffectiveness:
(Losses) gains on the hedged items attributable to the hedged risk	$(19)	$166
Gains (losses) on the hedging derivatives	17	(166)
Net ineffectiveness on fair value hedges	(2)	–
Net investment in foreign operations hedge ineffectiveness	–	–
Cash flow hedging ineffectiveness(1)	–	–
Total hedge ineffectiveness	$(2)	$–

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments expected to occur in 2013, 2014, and 2015 under certain share-based payment plans. The amounts included in accumulated OCI related to the equity forwards are reclassified to net income as the liability is accrued for the share-based payment plan over the vesting period. We expect to reclassify a gain of $1 from accumulated OCI to net income within the next 12 months.

5.G Investment Properties

Changes in investment properties are as follows:

For the years ended December 31,	2012	2011
Balance as at January 1,	$5,313	$4,544
Additions	919	599
Leasing commissions and tenant inducements, amortization	(38)	(19)
Fair value gains (losses)	248	293
Disposals	(316)	(144)
Transfers from property and equipment	–	6
Foreign exchange rate movements	(34)	34
Less: Held for sale	(150)
Balance as at December 31	$5,942	$5,313
5.H Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Certain arrangements allow us to invest the cash collateral received for the securities loaned. The carrying values of the loaned securities approximate their fair values. The carrying values of the loaned securities and the related collateral held are included in Note 6.A.ii.

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and spread risk and equity). The following sections describe how we manage each of these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012. The shaded text and tables in the Risk Management section of the MD&A represent part of our disclosures on Market Risk and include discussions on how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by us to measure the continuing effectiveness of our risk management strategies.

6.A. Credit Risk

Risk Description

Credit risk is the risk of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g. mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g. amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses, and increase our provisions for asset default, adversely impacting earnings.

116 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Credit Risk Management Governance and Control

Key controls utilized in the management and measurement of credit risk are outlined below:

•	Enterprise risk appetite and tolerance limits have been established for credit risk
•	Ongoing monitoring and reporting of credit risk sensitivities against pre-established risk tolerance limits
•	Detailed credit risk management policies, guidelines and procedures
•	Specific investment diversification requirements such as defined investment limits for asset class, geography and industry
•	Risk-based credit portfolio, counterparty and sector exposure limits
•	Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly
•	Independent adjudication of new fixed income investment internal rating decisions and ongoing reviews of the in-force portfolio internal rating decisions
•	Comprehensive due diligence processes and ongoing credit analyses
•	Regulatory solvency requirements that include risk-based capital requirements
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk
•	Stress-testing techniques, such as Dynamic Capital Adequacy Testing (“DCAT”), are used to measure the effects of large and sustained adverse credit developments
•	Insurance contract liability provisions are established in accordance with standards set forth by the Canadian actuarial standards of practice
•	Target capital levels exceed regulatory minimums
•	Active credit risk governance including independent monitoring and review and reporting to senior management and the Board of Directors

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2012	2011
Off-balance sheet items:
Loan commitments(1)	$707	$779
Guarantees	105	55
Total off-balance sheet items	$812	$834

(1)	Loan commitments include commitments to extend credit under commercial and residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Right of Offset and Collateral

During the normal course of business, we invest in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements.

In the case of OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annexes (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

In the case of exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

In the case of reverse repurchase agreements and repurchase agreements, assets are borrowed or lent with a commitment to return or repurchase at a future date. Additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 117

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements and any related rights to financial collateral.

	Net amount of financial instruments presented in the Statements of Financial Position(1)	Related amounts not set off in the Statements of Financial Position		Net amount
As at December 31, 2012		Financial instruments	Financial collateral (received) pledged(2)
Financial assets
Derivative assets (Note 6.A.iv)	$2,113	$(288)	$(1,597)	$228
Securities Lending (Note 5.H)	730	–	(730)	–
Reverse repurchase agreements (Note 8)	68	(68)	–	–
Total financial assets	$2,911	$(356)	$(2,327)	$228
Financial Liabilities
Derivative liabilities	$(594)	$288	$30	$(276)
Repurchase agreements (Note 13.B)	(1,395)	68	1,327	–
Total financial liabilities	$(1,989)	$356	$1,357	$(276)

(1)	Net amounts of the financial instruments presented in the Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral excludes overcollateralization and, for exchange traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $1,790, received on securities lending was $771, received on reverse repurchase agreements was $68, pledged on derivative liabilities was $140 and pledged on repurchase agreements was $1,395.

	Net amount of financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amount
As at December 31, 2011		Financial instruments	Financial collateral (received) pledged(2)
Financial assets
Derivative assets (Note 6.A.v)	$ 2,632	$ (542)	$ (1,815)	$ 275
Securities Lending (Note 5H)	746	–	(746)	–
Total financial assets	$ 3,378	$ (542)	$ (2,561)	$ 275
Financial Liabilities
Derivative liabilities	$ (1,059)	$ 542	$115	$ (402)
Repurchase agreements (Note 13.B)	(1,341)	–	1,341	–
Total financial liabilities	$ (2,400)	$ 542	$ 1,456	$ (402)

(1)	Net amounts of financial instruments presented in the Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral presented in the table above excludes overcollateralization and, for exchange traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $1,897, received on securities lending was $784, pledged on derivative liabilities was $540 and pledged on repurchase agreements was $1,341.

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default.

118 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector where applicable.

The carrying value of debt securities by geographic location is shown in the following tables. The geographic location is based on the country of the creditor’s parent.

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$18,192	$2,438	$20,630
United States	13,103	5,498	18,601
United Kingdom	5,265	484	5,749
Other	7,213	2,169	9,382
Balance	$43,773	$10,589	$54,362

As at December 31, 2011	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$18,692	$2,007	$20,699
United States	19,378	6,675	26,053
United Kingdom	5,546	498	6,044
Other	8,011	2,123	10,134
Balance	$51,627	$11,303	$62,930

The carrying value of debt securities by issuer and industry sector is shown in the following tables:

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$1,810	$1,306	$3,116
Canadian provincial and municipal government	9,618	168	9,786
U.S. government and agency	1,061	508	1,569
Other foreign government	4,544	390	4,934
Total government issued or guaranteed debt securities	17,033	2,372	19,405
Corporate debt securities by industry sector:
Financials	6,662	2,602	9,264
Utilities and energy	8,192	1,335	9,527
Telecommunication services	1,399	525	1,924
Consumer staples and discretionary	4,732	1,635	6,367
Industrials	2,274	692	2,966
Other	2,017	944	2,961
Total corporate debt securities	25,276	7,733	33,009
Asset-backed securities	1,464	484	1,948
Total debt securities	$43,773	$10,589	$54,362

As at December 31, 2011	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$2,324	$1,194	$3,518
Canadian provincial and municipal government	9,319	214	9,533
U.S. government and agency	2,129	963	3,092
Other foreign government	4,895	457	5,352
Total government issued or guaranteed debt securities	18,667	2,828	21,495
Corporate debt securities by industry sector:
Financials	8,597	2,786	11,383
Utilities and energy	8,560	1,302	9,862
Telecommunication services	1,715	568	2,283
Consumer staples and discretionary	5,834	1,582	7,416
Industrials	2,364	609	2,973
Other	2,732	1,052	3,784
Total corporate debt securities	29,802	7,899	37,701
Asset-backed securities	3,158	576	3,734
Total debt securities	$51,627	$11,303	$62,930

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 119

The carrying value of mortgages and loans by geographic location is shown in the following table. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent. Residential mortgages include mortgages for both single and multiple family dwellings.

As at December 31, 2012	Residential	Non-residential	Loans	Total
Canada	$1,886	$5,571	$9,946	$17,403
United States	301	4,214	3,399	7,914
United Kingdom	–	22	420	442
Other	–	–	1,489	1,489
Total mortgages and loans	$2,187	$9,807	$15,254	$27,248

As at December 31, 2011	Residential	Non-residential	Loans	Total
Canada	$2,011	$5,489	$9,154	$16,654
United States	219	5,612	3,135	8,966
United Kingdom	–	24	253	277
Other	–	–	1,858	1,858
Total mortgages and loans	$2,230	$11,125	$14,400	$27,755

6.A.iv Contractual Maturities of Mortgages, Debt Securities and Derivatives

The contractual maturities of debt securities are shown in the tables below. Debt securities that are not due at a single maturity date are included in the table in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$1,658	$1,636	$3,294
Due in years 2-5	7,375	4,566	11,941
Due in years 6-10	7,274	1,897	9,171
Due after 10 years	27,466	2,490	29,956
Total debt securities	$43,773	$10,589	$54,362

As at December 31, 2011	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$2,865	$1,073	$3,938
Due in years 2-5	10,850	4,567	15,417
Due in years 6-10	9,633	2,266	11,899
Due after 10 years	28,279	3,397	31,676
Total debt securities	$51,627	$11,303	$62,930

The carrying value of mortgages by scheduled maturity, before allowance for losses, is comprised as follows:

As at December 31,	2012	2011
Due in 1 year or less	$942	$941
Due in years 2-5	4,973	5,474
Due in years 6-10	3,744	4,247
Due after 10 years	2,414	2,889
Total mortgages	$12,073	$13,551

The carrying value of loans by scheduled maturity, before allowances for losses, is comprised as follows:

As at December 31,	2012	2011
Due in 1 year or less	$839	$905
Due in years 2-5	4,027	4,555
Due in years 6-10	3,350	3,292
Due after 10 years	7,054	5,675
Total loans	$15,270	$14,427

120 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following tables provide the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

	Term to Maturity
As at December 31, 2012	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$1,359	$3,678	$9,990	$15,027
Options purchased	186	2,780	3,735	6,701
Options written(1)	–	1,191	992	2,183
Foreign exchange contracts:
Forward contracts	2,329	–	157	2,486
Swap contracts	272	4,639	5,777	10,688
Other contracts:
Options purchased	1	2	–	3
Forward contracts	57	104	–	161
Swap contracts	200	11	–	211
Options written	–	–	–	–
Credit derivatives	10	324	8	342
Exchange-traded contracts:
Interest rate contracts:
Future contracts	1,110	–	–	1,110
Foreign exchange contracts:
Futures contracts	102	–	–	102
Equity contracts:
Futures contracts	3,083	–	–	3,083
Options purchased	381	–	–	381
Options written	–	–	–	–
Total notional amount	$9,090	$12,729	$20,659	$42,478

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

	Term to Maturity
As at December 31, 2011	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts
Swap contracts	$565	$4,928	$14,029	$19,522
Options purchased	219	2,099	3,798	6,116
Options written(1)	–	815	1,427	2,242
Foreign exchange contracts:
Forward contracts	1,902	–	161	2,063
Swap contracts	245	3,631	5,113	8,989
Other contracts:
Options purchased	1,332	96	–	1,428
Forward contracts	63	88	–	151
Swap contracts	177	31	–	208
Options written	–	–	–	–
Credit derivatives	–	169	–	169
Exchange-traded contracts:
Interest rate contracts:
Future contracts	2,358	148	–	2,506
Foreign exchange contracts:
Futures contracts	613	–	–	613
Equity contracts:
Futures contracts	5,902	–	–	5,902
Options purchased	903	26	–	929
Options written	21	–	–	21
Total notional amount	$14,300	$12,031	$24,528	$50,859

(1)	These are covered short derivative positions that may include interest rate options, swaptions or floors.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 121

The following tables provide the fair value of derivative instruments outstanding by term to maturity:

	Term to maturity
As at December 31, 2012	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$78	$582	$1,453	$2,113
Derivative liabilities	$(76)	$(124)	$(394)	$(594)

	Term to maturity
As at December 31, 2011	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$146	$499	$1,987	$2,632
Derivative liabilities	$(60)	$(276)	$(723)	$(1,059)

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 98% investment grade based on carrying value as at December 31, 2012 (97% as at December 31, 2011). The carrying value of debt securities by credit rating is shown in the following tables:

As at December 31, 2012	Fair value through profit or loss	Available- for-sale debt	Total debt securities
Debt securities by credit rating(1)
AAA	$6,284	$2,342	$8,626
AA	9,506	1,179	10,685
A	14,641	4,065	18,706
BBB	12,527	2,839	15,366
BB and lower	815	164	979
Total debt securities	$43,773	$10,589	$54,362

As at December 31, 2011	Fair value through profit or loss	Available- for-sale debt	Total debt securities
Debt securities by credit rating(1)
AAA	$9,098	$2,853	$11,951
AA	10,369	1,156	11,525
A	15,667	3,886	19,553
BBB	14,857	3,214	18,071
BB and lower	1,636	194	1,830
Total debt securities	$51,627	$11,303	$62,930

(1)	Local currency denominated sovereign debts of certain developing countries, used in backing local liabilities, have been classified as investment grade.

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

122 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

The following tables summarize our mortgages and loans by credit quality indicator:

Mortgages and Loans by Credit Rating

Mortgages by Credit Rating

As at December 31,	2012	2011
Insured	$1,562	$1,685
AAA	1	14
AA	804	674
A	1,814	1,505
BBB	4,128	3,928
BB and lower	3,563	5,205
Impaired	122	344
Total mortgages	$11,994	$13,355

Loans by Credit Rating

As at December 31,	2012	2011
AAA	$395	$277
AA	1,791	1,257
A	7,597	7,094
BBB	5,124	5,390
BB and lower	323	340
Impaired	24	42
Total	$15,254	$14,400

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments are either OTC contracts negotiated between counterparties or exchange-traded, some of which are settled daily. Since counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly rated counterparties. In limited circumstances, we will enter into transactions with lower rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivatives. The collateral is realized in the event of early termination as defined in the agreements.

The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies.

While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. The terms and conditions related to the use of the collateral are consistent with industry practice.

Refer to Note 6.A.ii for more details on collateral held and pledged as well as the impact of netting arrangements.

The following tables show the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31, 2012	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$437	$(69)	$368
A	1,245	(205)	1,040
BBB	401	(14)	387
Total OTC derivatives(1)	$2,083	$(288)	$1,795

As at December 31, 2011	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$624	$(192)	$432
A	1,942	(341)	1,601
BBB	9	(9)	–
Total OTC derivatives(1)	$2,575	$(542)	$2,033

(1)	Exchange traded derivatives with a positive fair value of $30 ($57 in 2011) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.
(2)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(4)	Net replacement cost is positive replacement cost less the impact of master netting agreements.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 123

Reinsurance Counterparties Exposure by Credit Rating

The following is the potential maximum exposure to loss based on ceded reserves and outstanding claims. The ratings are those assigned by external ratings agencies where available.

As at December 31, 2012	Gross exposure	Collateral	Net exposure
AA	$1,504	$2	$1,502
A	671	139	532
BB	869	856	13
Not rated	196	37	159
Total	$3,240	$1,034	$2,206

As at December 31, 2011	Gross exposure	Collateral	Net exposure
AA	$1,985	$340	$1,645
A	308	3	305
BB	855	838	17
Not rated	310	83	227
Total	$3,458	$1,264	$2,194

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as performing or into one of our credit quality lists:

“Monitor List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” – the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Equity securities and other invested assets are assessed for impairment according to the prospect of recovering the cost of our investment from estimated future cash flows.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, in all cases, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether it is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset backed securities are assessed for objective evidence of impairment on an alternative basis. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

124 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities as well as investments in limited partnerships, segregated funds and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether an individual mortgage or loan has objective evidence of impairment, we consider a number of triggers that cause us to reassess its creditworthiness and consequent cause for concern, generally based on a decline in the current financial position of the borrower and, for collateral-dependent mortgages and loans, the value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, time lines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. In our review, we consider, for example in the case of certain collateral-dependent mortgages and loans, regional economic conditions, developments for various property types, or significant exposure to struggling tenants in determining whether there is objective evidence of impairment, even though it is not possible to identify specific mortgages and loans which are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of liabilities for insurance contracts, when there is an effective matching of assets and liabilities. When assets are designated as FVTPL, the change in fair value arising from impairment is not required to be separately disclosed. The reduction in fair values of FVTPL debt securities attributable to impairment results in an increase in liabilities for insurance contracts charged through the Consolidated Statements of Operations for the year.

Impairment of Available-For-Sale Assets

We wrote down $19 of impaired AFS assets recorded at fair value during 2012 ($31 during 2011). These write-downs are included in Net gains (losses) on AFS assets in our Consolidated Statements of Operations.

We did not reverse any impairment on AFS debt securities during 2012 and 2011.

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans by credit quality as at December 31 is shown in the following tables:

	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
As at December 31, 2012
Not past due	$11,865	$15,230	$27,095	$–	$–	$–
Past due:
Past due less than 90 days	7	–	7	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	201	40	241	79	16	95
Total	$12,073	$15,270	$27,343	$79	$16	$95

	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages	Loans	Total
As at December 31, 2011
Not past due	$13,001	$14,358	$27,359	$–	$–	$–
Past due:
Past due less than 90 days	10	–	10	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	–	–	–	–	–
Impaired	540	69	609	196	27	223
Total	$13,551	$14,427	$27,978	$196	$27	$223

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 125

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total
Balance, January 1, 2011	$194	$71	$265
Provision for losses	60	(1)	59
Write-offs, net of recoveries	(63)	(44)	(107)
Foreign exchange rate movements	5	1	6
Balance, December 31, 2011	$196	$27	$223
Provision for losses	8	(4)	4
Write-offs, net of recoveries	(97)	(6)	(103)
Foreign exchange rate movements	(5)	–	(5)
Less: Held for sale allowances	(23)	(1)	(24)
Balance, December 31, 2012	$79	$16	$95

6.B Liquidity Risk

Liquidity risk is the risk that we will not be able to fund all cash outflow commitments as they fall due.

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines
•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations

•	Target capital levels exceed regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments
•	We maintain various credit facilities for general corporate purposes
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

6.C Market Risk

Risk Description

We are exposed to significant financial and capital market risk – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate and spread risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate and spread risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

•	Enterprise risk appetite and tolerance limits have been established for market risks
•	Ongoing monitoring and reporting of market risk sensitivities against pre-established risk tolerance limits
•	Detailed asset-liability and market risk management policies, guidelines and procedures
•

Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee key market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance

•	Hedging and asset-liability management programs are maintained in respect of market risks
•	Product design and pricing policy requires a detailed risk assessment and pricing provisions for material market risks
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements
•	Insurance contract liability provisions are established in accordance with standards set forth by the Canadian actuarial standards of practice
•	Target capital levels exceed regulatory minimums
•	Active market risk governance including independent monitoring and review and reporting to senior management and the Board of Directors

126 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

6.C.i Equity Market Risk

Equity market risk is the potential for financial loss arising from declines and volatility in equity market prices. We are exposed to equity risk from a number of sources. A significant portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

We derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following tables:

As at December 31, 2012	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$2,918	$106	$3,024
United States	478	578	1,056
United Kingdom	172	38	210
Other	601	135	736
Total equities	$4,169	$857	$5,026

As at December 31, 2011	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$2,715	$100	$2,815
United States	458	583	1,041
United Kingdom	174	34	208
Other	384	122	506
Total equities	$3,731	$839	$4,570

6.C.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

The most significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within risk tolerance limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis, thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset-liability management program.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 127

7. Insurance Risk Management

7. Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour, expense and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise risk appetite and tolerance limits have been established for longevity, mortality and morbidity risk
•	Ongoing monitoring and reporting of insurance risk sensitivities against pre-established risk tolerance limits
•	Enterprise-insurance underwriting and claims management policy product design and pricing policy and reinsurance ceded policy
•

Our global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business segment

•	Product design and pricing policy requires detailed risk assessment and provision for material insurance risks
•	Insurance contract liability provisions are established in accordance with the Canadian actuarial standards of practice
•	Target capital levels exceed regulatory minimums
•	Board approved maximum retention limits (amounts issued in excess of these limits are reinsured)
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection
•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Company specific and industry level experience studies and Source of Earnings analysis are monitored and factored into ongoing valuation, renewal and new business pricing processes
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors
•

Reinsurance ceded policy establishes acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Underwriting and Claims Liability Management Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board approved maximum retention limits are reinsured. Our maximum global retention limits are unchanged from 2011. On a single life or joint-first-to-die basis our retention limit is $25 in Canada and is US$25 outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 in Canada and is US$30 outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian group benefits business.

Our reinsurance coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

The components of insurance risk are discussed below. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability.

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk Review Committee of the Board of Directors, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the level of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and must be approved by multi-disciplinary committees. An annual compliance assessment is performed by all business segments to confirm compliance with the policy and related operating guidelines.

128 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Pricing models, methods and assumptions are subject to periodic internal peer reviews.

Experience studies, sources of earnings analysis and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.

On experience rated products, participating and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behavior relative to assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

For individual life insurance products where fewer terminations would be financially adverse to us, net income and equity would be decreased by about $220 ($270 in 2011) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, net income and equity would be decreased by about $70 ($65 in 2011) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions
•	Limits on the amount that policyholders can surrender or borrow
•	Restrictions on the timing of policyholders’ ability to exercise certain options
•	Restrictions on both the types of funds customers can select and the frequency with which they can change funds
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts

Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design or underwriting process failure or the development of investor owned and secondary markets for life insurance policies.

During economic slowdowns, the risk of adverse morbidity experience increases, especially with respect to disability coverages. This introduces the potential for adverse financial volatility in disability results.

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income and equity by about $20 ($15 in 2011). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income and equity by about $125 ($120 in 2011). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

We do not have a high degree of concentration risk to single individuals or groups due to our well diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America.

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design and rating techniques.

Underwriting and claims risk policies approved by the Risk Review Committee of the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from uncertain adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to significant medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments and specific types of health contracts).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 129

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income and equity by about $95 ($100 in 2011). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we are active in studying research in the field of mortality improvement from various countries. Stress testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuations of products. This risk can arise from general economic conditions, unexpected increases in inflation, or reduction in productivity leading to increase in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs on to the customer and will manifest itself in the form of a liability increase or a reduction in expected future profits.

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in net income and equity of about $130 ($160 in 2011). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new requisite reinsurance capacity, with adverse impacts on our profitability and financial position.

Reinsurance Risk Management Governance and Control

We have a reinsurance ceded policy approved by the Risk Review Committee of the Board of Directors to set acceptance criteria and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The policy also determines which reinsurance companies qualify as suitable reinsurance counterparties and requires that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. New sales of our products can also be discontinued or changed to reflect developments in the reinsurance markets. In force reinsurance treaties are typically guaranteed for the life of the ceded policy, however, some reinsurance rates may be adjustable. There is generally more than one reinsurer supporting a reinsurance pool and to diversify risks. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.

8. Other Assets

Other assets consist of the following:

As at December 31,	2012	2011
Accounts receivable	$1,047	$1,059
Investment income due and accrued	930	1,109
Deferred acquisition costs(1)	148	148
Prepaid expenses	118	113
Premium receivable	308	352
Accrued benefit assets (Note 27)	62	51
Other	89	53
Total other assets	$2,702	$2,885

(1)	Amortization of deferred acquisition cost charged to income during the year amounted to $35 in 2012 ($33 in 2011).

130 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

9. Property and Equipment

	Owner-occupied properties		Other property and equipment	Total
	Land	Building
Gross carrying amount
Balance, January 1, 2011	$58	$459	$699	$1,216
Additions	–	25	102	127
Disposals	–	–	(199)	(199)
Leasing commissions amortization	–	(3)	–	(3)
Foreign exchange rate movements	–	3	2	5
Balance, December 31, 2011	$58	$484	$604	$1,146
Additions	–	33	159	192
Disposals	–	–	(167)	(167)
Leasing commissions amortization	–	(4)	–	(4)
Transfers to investment properties	–	–	(3)	(3)
Foreign exchange rate movements	–	–	(3)	(3)
Balance, December 31, 2012	$58	$513	$590	$1,161
Accumulated depreciation and impairment
Balance, January 1, 2011	$–	$(143)	$(581)	$(724)
Depreciation charge for the year	–	(12)	(46)	(58)
Disposals	–	–	185	185
Impairment losses	–	–	(2)	(2)
Foreign exchange rate movements	–	–	(1)	(1)
Balance, December 31, 2011	$–	$(155)	$(445)	$(600)
Depreciation charge for the year	–	(13)	(54)	(67)
Disposals	–	3	163	166
Impairment losses	–	(1)	–	(1)
Foreign exchange rate movements	–	–	6	6
Balance, December 31, 2012	$–	$(166)	$(330)	$(496)
Net carrying amount, end of period:
As at December 31, 2011	$58	$329	$159	$546
As at December 31, 2012	$58	$347	$260	$665

10. Goodwill and Intangible Assets

10.A Goodwill

This note analyzes the changes to the carrying amount of goodwill during the year and details the result of our impairment testing on goodwill.

Changes in the carrying amount of goodwill acquired through business combinations by reportable segment are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Balance, January 1, 2011	$2,765	$426	$438	$571	$4,200
Impairment(1)	(194)	(94)	–	–	(288)
Foreign exchange rate movements	–	10	10	10	30
Balance December 31, 2011	$2,571	$342	$448	$581	$3,942
Disposal	–	–	–	(4)	(4)
Inter-company transfer	2	–	–	(2)	–
Foreign exchange rate movements	–	(9)	(11)	(7)	(27)
Balance, December 31, 2012	$2,573	$333	$437	$568	$3,911

(1)	The goodwill relating to the Variable Annuities CGU within SLF U.S. was impaired as a result of the restructuring that took place during 2011. See Note 21 for details. The goodwill relating to the Individual Wealth CGU within SLF Canada was impaired by $194 in 2011.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 131

The carrying amounts of goodwill allocated to our CGUs are as follows:

As at December 31,	2012	2011
SLF Canada
Individual insurance	$906	$906
Individual wealth	160	158
Group retirement services	453	453
Group benefits	1,054	1,054
SLF U.S.
Variable annuities	–	–
Employee benefits group	333	342
SLF Asia
Hong Kong	437	448
Corporate
MFS Holdings	393	409
U.K.	175	172
Total	$3,911	$3,942

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less cost to sell and value in use. We use fair value less cost to sell as the recoverable amount

We use the best evidence of fair value less cost to sell as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less cost to sell is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies), earnings multiples or factors based on assets under management.

The appraisal methodology is based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 5 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 10% to 12% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses as well as cash flow projections used in the determination of recoverable amounts may result in impairment charges, which could be material. CGUs with higher risk of impairment are Individual Wealth and Individual Insurance in SLF Canada due to the relatively small, if any, excess of fair value over carrying value.

132 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

10.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life		Indefinite life	Total
	Internally generated software	Other
Gross carrying amount
Balance, January 1, 2011	$173	$713	$239	$1,125
Additions	47	–	–	47
Foreign exchange rate movements	1	1	5	7
Balance, December 31, 2011	$221	$714	$244	$1,179
Additions	52	–	–	52
Disposals	(17)	(2)	–	(19)
Foreign exchange rate movements	(3)	(1)	(6)	(10)
Less: Held for Sale	(11)	–	(10)	(21)
Balance, December 31, 2012	$242	$711	$228	$1,181

Accumulated amortization and impairment losses
Balance, January 1, 2011	$(50)	$(179)	$–	$(229)
Amortization charge for the year	(23)	(23)	–	(46)
Impairment losses	(12)	–	(9)	(21)
Impairment reversals	–	–	2	2
Balance, December 31, 2011	$(85)	$(202)	$(7)	$(294)
Amortization charge for the year	(31)	(23)	–	(54)
Impairment reversals	–	–	2	2
Disposals	16	–	–	16
Foreign exchange rate movements	–	–	–	–
Less: Held for Sale	6	–	5	11
Balance, December 31, 2012	$(94)	$(225)	$–	$(319)

Net carrying amount, end of period:
As at December 31, 2011	$136	$512	$237	$885
As at December 31, 2012	$148	$486	$228	$862

The components of the intangible assets are as follows:

As at December 31,	2012	2011
Finite-life intangible assets:
Sales potential of field force	$358	$373
Asset administration contracts	128	139
Internally generated software	148	136
	$634	$648
Indefinite-life intangible assets:
Fund management contracts(1)	$228	$232
State licenses	–	5
	$228	$237
Total intangible assets	$862	$885

(1)	Fund management contracts are attributable to the MFS Holdings CGU, where their competitive position in, and the stability of, their respective markets support their classification as indefinite life intangible assets.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 133

11. Insurance Contract Liabilities and Investment Contract Liabilities

11.A Insurance Contract Liabilities

11.A.i Description of Business

The majority of the products sold by the Company are insurance contracts. These contracts include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

11.A.ii Assumptions and Methodology

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption; and
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the balance sheet date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities employs scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not employ scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 25% to 40% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour, and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

134 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life Insurance mortality assumptions are generally based on our five-year average experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement in accordance with Canadian actuarial standards of practice.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Lapse and Other Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under CALM, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

Non-fixed Income Rates of Return

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The unhedged portion of risk for these products reflects equity market risks associated with items such as provisions for adverse deviation and a portion of fee income that is not related to the guarantees provided.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the balance sheet. The asset default provision included in the insurance contract liabilities is re-assessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 135

11.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2012	SLF Canada	SLF U.S.(3)	SLF Asia	Corporate(1)	Total
Individual participating life	$17,601	$4,896	$4,642	$1,917	$29,056
Individual non-participating life	5,976	12,121	339	668	19,104
Group life	1,246	1,112	11	–	2,369
Individual annuities	9,378	76	–	5,234	14,688
Group annuities	7,773	27	–	–	7,800
Health insurance	7,756	1,310	1	117	9,184
Insurance contract liabilities before other policy liabilities	49,730	19,542	4,993	7,936	82,201
Add: Other policy liabilities(2)	2,732	736	1,302	304	5,074
Total insurance contract liabilities(3)	$52,462	$20,278	$6,295	$8,240	$87,275

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes SLF U.K. of $1,839 for Individual participating life; $7 for Individual non-participating life; $5,235 for Individual annuities and $123 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.
(3)	For insurance contract liabilities categorized as held for sale, see Note 3.

As at December 31, 2011	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$16,973	$5,129	$4,194	$2,005	$28,301
Individual non-participating life(2)	5,465	13,550	326	732	20,073
Group life	1,292	1,094	9	–	2,395
Individual annuities	9,505	9,668	–	4,924	24,097
Group annuities	7,197	613	–	–	7,810
Health insurance	7,376	1,255	1	117	8,749
Insurance contract liabilities before other policy liabilities	47,808	31,309	4,530	7,778	91,425
Add: Other policy liabilities(3)	2,630	1,104	1,219	309	5,262
Total insurance contract liabilities	$50,438	$32,413	$5,749	$8,087	$96,687

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes SLF U.K. of $1,929 for Individual participating life; $17 for Individual non-participating life; $4,924 for Individual annuities and $121 for Other policy liabilities.
(2)	Balances have been restated. Refer to Note 2.
(3)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

11.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

	For the year ended December 31, 2012			For the year ended December 31, 2011
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets		Net
Balance as at January 1,(1)	$91,425	$3,275	$88,150	$82,737	$3,639		$79,098
Change in balances on in-force policies	163	(130)	293	4,515	216		4,299
Balances arising from new policies	2,432	109	2,323	2,486	114		2,372
Changes in assumptions or methodology(1)	(100)	(65)	(35)	888	(726	)(5)	1,614
Increase (decrease) in Insurance contract liabilities and Reinsurance assets(2)	2,495	(86)	2,581	7,889	(396)		8,285
Balances before the following:	93,920	3,189	90,731	90,626	3,243		87,383
Other(3)	–	–	–	(117)	–		(117)
Foreign exchange rate movements	(783)	(52)	(731)	916	32		884
Balances before Other policy liabilities and assets	93,137	3,137	90,000	91,425	3,275		88,150
Other policy liabilities and assets	5,376	261	5,115	5,262	183		5,079
Total Insurance contract liabilities and Reinsurance assets	98,513	3,398	95,115	96,687	3,458		93,229
Less: Held for sale(4)	11,238	158	11,080
Total Insurance contract liabilities and Reinsurance assets for continuing operations	$87,275	$3,240	$84,035	$96,687	$3,458		$93,229

(1)	2011 balances have been restated. Refer to Note 2.
(2)	For discontinued operations, see Note 3. Includes increase (decrease) for continuing operations of $3,718 ($7,391 in 2011) for Insurance contract liabilities and $134 ($384 in 2011) for Reinsurance assets for the years ended December 31, 2012.
(3)	Reduction in liabilities due to Policy loan adjustment.
(4)	See Note 3.
(5)	The 2011 change in reinsurance assets was primarily due to a one-time change to reflect revised actuarial standards.

136 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

11.A.v Impact of Changes in Assumptions or Methodology

Impact of Changes in Assumptions or Methodology on Insurance Contract Liabilities net of Reinsurance Assets – 2012

Assumption or methodology	Policy liabilities increase (decrease) before income taxes	Description
Mortality / Morbidity	$ 20	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada.
Lapse and other policyholder behavior	65	Largely due to a reduction in SLF U.S. variable annuity lapse assumptions reflecting recent company and industry experience.
Expense	(6)	Reflects impact of updates to expenses and the favourable impact of lower fund management fees.
Investment returns	46	Resulting primarily from updates to our economic scenario generator, partially offset by an increase in average long-term credit spreads.
Model enhancements and other	(160)	Reflects the impact of modeling enhancements and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total impact	$ (35)

Impact of Changes in Assumptions or Methodology on Insurance Contract Liabilities net of Reinsurance Assets – 2011

Assumption or methodology	Policy liabilities increase (decrease) before income taxes	Description
Mortality / Morbidity(1)	$ 275	Primarily due to updates to reflect new industry guidance from the CIA related to mortality improvement.
Lapse and other policyholder behavior	405	Reflects higher lapse rates on term insurance renewals in SLF Canada, as well as updates for premium persistency in Individual Insurance in SLF U.S.
Expense	10	Impact of reflecting recent experience studies across the Company (i.e. higher unit costs).
Investment returns	192	Largely due to updates to a number of investment assumptions including updates to real estate returns and the impact of a lower interest rate environment, partially offset by changes to asset default assumptions.
Model enhancements and other	(207)	Modelling enhancements to improve the projection of future cash flows across a number of our businesses.
Hedging in the liabilities	939	Reflects a change in methodology to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime.
Total impact	$ 1,614

(1)	Balances have been restated. Refer to Note 2.

11.A.vi Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31	2012	2011
Maturities and surrenders	$2,764	$3,052
Annuity payments	1,128	1,091
Death and disability benefits	2,803	2,631
Health benefits	3,663	3,526
Policyholder dividends and interest on claims and deposits	989	852
Total gross claims and benefits paid	$11,347	$11,152

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 137

11.B Investment Contract Liabilities

11.B.i Description of Business

The following are the types of Investment contracts in force:

•	Term certain payout annuities in Canada and the U.S.
•	Guaranteed Investment Contracts in Canada
•	Unit-linked products issued in the U.K. and Hong Kong; and
•	Non-unit-linked pensions contracts issued in the U.K. and Hong Kong

11.B.ii Assumptions and Methodology

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-linked contracts, the fair value liability is equal to the present value of expected cash flows.

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the value of future best estimate cash flows discounted at the effective interest rate. The effective interest rate is the one that equates the discounted cash payments to the liability at the date of initial recognition.

11.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2012	SLF Canada	SLF U.S.(1)	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$18	$18
Individual non-participating life	–	–	173	5	178
Individual annuities	1,771	29	–	68	1,868
Group annuities	–	–	239	–	239
Total investment contract liabilities(1)	$1,771	$29	$412	$91	$2,303

(1)	For investment contract liabilities categorized as held for sale, see Note 3.

Included in the Investment contract liabilities of $2,303 are liabilities of $496 for investment contracts with DPF, $1,772 for investment contracts without DPF measured at amortized cost and $35 for investment contracts without DPF measured at fair value.

As at December 31, 2011	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$19	$19
Individual non-participating life	–	–	152	7	159
Individual annuities	1,581	76	–	68	1,725
Group annuities	–	921	249	–	1,170
Total investment contract liabilities	$1,581	$997	$401	$94	$3,073

Included in the Investment contract liabilities of $3,073 are liabilities of $487 for investment contracts with DPF, $1,620 for investment contracts without DPF measured at amortized cost and $966 for investment contracts without DPF measured at fair value.

11.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

For the years ended December 31,	2012		2011
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance as at January 1	$966	$1,620	$2,207	$1,396
Deposits	–	433	–	395
Interest(1)	7	38	19	40
Withdrawals	(35)	(266)	(1,218)	(228)
Fees	–	(3)	–	(2)
Change in fair value(1)	9	–	(19)	–
Other	–	20	5	17
Foreign exchange rate movements	(22)	(3)	(28)	2
Balance	925	1,839	966	1,620
Less: Held for sale(2)	890	67
Balance, as at December 31	$35	$1,772	$966	$1,620

(1)	Interest includes continuing operations of $33 in 2012 ($34 in 2011) for Measured at amortized cost. Change in fair value includes continuing operations of $(1) in 2012 ($(4) in 2011) for Measured at fair value.
(2)	See Note 3.

138 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Changes in investment contract liabilities with DPF are as follows:

For the years ended December 31,	2012	2011
Balance as at January 1	$487	$540
Change in liabilities on in-force	(7)	(74)
Liabilities arising from new policies	26	9
Changes in assumptions or methodology	–	–
Increase (decrease) in liabilities	19	(65)
Liabilities before the following:	506	475
Foreign exchange rate movements	(10)	12
Balance as at December 31	$496	$487

11.C Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting total liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

	As at December 31, 2012
	FVTPL – debt securities	AFS – debt securities	FVTPL – equity securities	AFS – equity securities	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$15,312	$–	$2,691	$–	$6,034	$4,167	$4,152	$32,356
Individual non-participating life	10,766	140	1,025	13	4,742	1,041	7,341	25,068
Group Life	807	–	10	–	1,345	28	963	3,153
Individual annuities	9,633	456	261	–	5,253	–	1,102	16,705
Group annuities	3,564	–	78	–	4,228	41	301	8,212
Health insurance	3,529	–	104	–	5,243	176	1,618	10,670
Equity and other	162	9,993	–	844	403	489	10,005	21,896
Total assets from Continuing operations	43,773	10,589	4,169	857	27,248	5,942	25,482	118,060
Assets of disposal group held for sale	–	–	–	–	–	–	15,067	15,067
Total assets	$43,773	$10,589	$4,169	$ 857	$27,248	$5,942	$40,549	$133,127

	As at December 31, 2011
	FVTPL – debt securities	AFS – debt securities	FVTPL – equity securities	AFS – equity securities	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$15,227	$–	$2,274	$–	$5,588	$3,658	$5,033	$31,780
Individual non-participating life(1)	11,247	479	995	9	4,670	699	8,353	26,452
Group Life	879	–	8	–	1,293	26	965	3,171
Individual annuities	15,982	382	273	–	6,984	15	3,639	27,275
Group annuities	4,226	169	83	1	4,120	168	650	9,417
Health insurance	3,996	–	98	–	4,694	133	1,144	10,065
Equity and other(1)	70	10,273	–	829	406	614	9,719	21,911
Total assets	$51,627	$11,303	$3,731	$839	$27,755	$5,313	$29,503	$130,071

(1)	Balances have been restated. Refer to Note 2.

11.D Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with Canadian accepted actuarial practice, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the statement dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2012 analysis tested our capital adequacy until December 31, 2016, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Canadian capital and surplus requirements. In addition, our foreign operations and foreign subsidiaries must comply with local capital requirements in each of the jurisdictions in which they operate.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 139

12. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

12.A Reinsurance Assets

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are comprised of the following:

As at December 31, 2012	SLF Canada	SLF U.S.(3)	SLF Asia	Corporate(1)	Total
Individual participating life	$(11)	$(15)	$91	$–	$65
Individual non-participating life	92	1,035	61	188	1,376
Group Life	64	870	–	–	934
Individual annuities	–	–	–	72	72
Health Insurance	455	81	–	1	537
Reinsurance assets before other policy assets	600	1,971	152	261	2,984
Add: Other policy assets(2)	65	167	15	9	256
Total reinsurance assets(3)	$665	$2,138	$167	$270	$3,240

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes SLF U.K. business of $27 for Individual non-participating life and $72 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.
(3)	For reinsurance assets categorized as held for sale, see Note 3.

As at December 31, 2011	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$177	$(16)	$137	$–	$298
Individual non-participating life(2)	312	838	60	204	1,414
Group Life	73	866	–	–	939
Individual annuities	–	110	–	65	175
Health Insurance	379	69	–	1	449
Reinsurance assets before other policy assets	941	1,867	197	270	3,275
Add: Other policy assets(3)	57	104	11	11	183
Total reinsurance assets	$998	$1,971	$208	$281	$3,458

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes SLF U.K. of $25 for Individual non-participating life and $65 for Individual annuities.
(2)	Balances have been restated. Refer to Note 2.
(3)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

No impairment was incurred for fiscal year ended December 31, 2012. See Note 11.A.iv for the Changes in Reinsurance assets for the period.

12.B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the years ended December 31,	2012	2011
Recovered claims and benefits	$4,178	$3,786
Commissions	54	63
Reserve adjustments	137	251
Operating expenses and other	463	440
Reinsurance (expenses) recoveries	$4,832	$4,540

12.C Reinsurance Gains or Losses

We did not enter into significant reinsurance arrangements which resulted in profits on inception for the year ended December 31, 2012 ($46 in 2011).

140 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

13. Other Liabilities

13.A Composition of Other Liabilities

Other liabilities consist of the following:

As at December 31,	2012	2011
Accounts payable	$2,056	$2,202
Bank overdrafts and cash pooling	3	106
Repurchase agreements	1,395	1,341
Accrued expenses and taxes	1,581	1,331
Borrowed funds	334	314
Senior financing	1,379	1,416
Accrued benefit liability (Note 27)	446	484
Special purpose entity liabilities	77	138
Other	654	679
Total other liabilities	$7,925	$8,011

13.B Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 2 to 84 days, averaging 47 days, and bear interest at an average rate of 1.05% as at December 31, 2012 (1.06% as at December 31, 2011). The fair values of the repurchase agreements approximate their carrying values. Refer to Note 6.A.ii for more details on the collateral pledged.

13.C Borrowed Funds

Borrowed funds are encumbrances on real estate as follows as at December 31:

Currency of Borrowing	Maturity	2012	2011
Cdn. dollars	Current – 2028	$261	$214
U.S. dollars	Current – 2024	73	100
Total borrowed funds		$334	$314

The aggregate maturities of borrowed funds on real estate are included in Note 6.B.

Interest expense for the borrowed funds was $16 and $14 for 2012 and 2011, respectively.

13.D Senior Financing

On November 8, 2007, a SPE consolidated by SLF Inc. issued a U.S. $1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. The SPE issued additional certificates after the initial issuance, totalling to U.S. $390, none of which were issued during 2012 or 2011. Total collateral posted per the financing agreement was U.S. $36 as at December 31, 2012 (U.S. $35 as at December 31, 2011).

The maximum capacity of this agreement is U.S. $2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.

The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U. S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.

For the year ended December 31, 2012, we recorded $16 of interest expense relating to this obligation ($14 in 2011). The fair value of the obligation is $1,010 ($797 in 2011), based on market prices for the same or similar instruments as appropriate.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 141

14. Senior Debentures and Innovative Capital Instruments

14.A Senior Debentures

The following Canadian dollar obligations are included in Senior debentures:

	Interest Rate	Earliest par call date		Maturity	December 31, 2012	December 31, 2011
SLF Inc. senior unsecured debentures
Series A issued November 23, 2005(1)	4.80%	November 23, 2015	(2)	2035	$600	$600
Series B issued March 13, 2006(3)	4.95%	June 1, 2016	(2)	2036	700	700
Series B issued February 26, 2007(3)	4.95%	June 1, 2016	(2)	2036	251	251
Series C issued July 11, 2006(4)	5.00%	July 11, 2011	(2)	2031	–	–
Series D issued June 30, 2009	5.70%	n/a	(5)	2019	300	300
Series E issued August 23, 2011	4.57%	n/a	(5)	2021	298	298
					$2,149	$2,149
Fair value					$2,316	$2,207

(1)	From November 23, 2015, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.
(2)	The relevant debenture may be redeemed, at par, on an interest payment date on or after the date noted, at the option of the issuer.
(3)	From June 1, 2016, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.
(4)	Redeemed on July 11, 2011 at a redemption price equal to the principal amount together with accrued and unpaid interest.
(5)	The relevant debenture may be redeemed, at the option of SLF Inc. at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond.

Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for senior debentures was $107 and $106 for 2012 and 2011, respectively.

All senior unsecured debenture of SLF Inc. are direct senior unsecured obligations of SLF Inc. and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

14.B Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), issued by Sun Life Capital Trust (“SLCT I”) and Sun Life Capital Trust II (“SLCT II”, and together with SLCT I, the “SL Capital Trusts”), established as trusts under the laws of Ontario.

SLCT I issued Sun Life ExchangEable Securities – Series A (“SLEECS A”) and Sun Life ExchangEable Securities – Series B (“SLEECS B”), which are classes of units that represent an undivided beneficial ownership interest in the assets of that trust. The SLEECS A were redeemed at par on December 31, 2011. SLEECS B are non-voting except in certain limited circumstances. Holders of SLEECS A were, and holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions. SLCT II issued Sun Life ExchangEable Capital Securities – Series 2009-1 (“SLEECS 2009-1”), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. The proceeds of the issuances of SLEECS A, SLEECS B and SLEECS 2009-1 were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance. These senior debentures are eliminated on consolidation because the SL Capital Trusts are consolidated by Sun Life Assurance. The Sun Life Assurance senior debenture purchased with the proceeds of the issuance of SLEECS A was redeemed on December 31, 2011.

The SLEECS are structured with the intention of achieving Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (“Missed Dividend Event”). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B and each one thousand dollars principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s Tier 1 capital ratio is less than 75% or its Minimum Continuing Capital and Surplus Requirement (“MCCSR”) ratio is less than 120%; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trust and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2012, for regulatory capital purposes of Sun Life Assurance, $695 (2011 – $695) represents Tier 1 capital, and nil (2011 – nil) represents Tier 2B capital.

142 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

The table below presents additional significant terms and conditions of the Innovative Capital Instruments:

Issuer	Issuance Date	Distribution or interest payment dates	Annual yield		Redemption date at the issuer’s option	Conversion date at the holder’s option	December 31, 2012	December 31, 2011
Sun Life Capital Trust(1)(2)(3)(4)
SLEECS A	October 19, 2001	June 30, December 31	6.865%		December 31, 2006	Any time	$–	$–
SLEECS B	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	200	200
Sun Life Capital Trust II(1)(2)
SLEECS 2009-1	November 20, 2009	June 30, December 31	5.863%	(5)	December 31, 2014	No conversion option	496	495
							$696	$695
Fair value							$784	$712

(1)	Subject to the approval of OSFI, (i) the SL Capital Trusts may, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, redeem any outstanding SLEECS without the consent of the holders, and (ii) upon occurrence of a regulatory event or a tax event (as defined), prior to the redemption date specified above, the SL Capital Trusts may redeem all, but not part of, any class of SLEECS without the consent of the holders.
(2)	The SLEECS A were redeemed at par on December 31, 2011. The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price refers to an amount equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B refers to the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Rate Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Rate Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009-1.
(3)	The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(4)	Holders of SLEECS B may exchange, at any time, all or part of their holdings of SLEECS B at a price for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(5)	Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019 and every fifth anniversary thereafter to equal the five-year Government of Canada bond yield plus 3.40%.

Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on Innovative capital instruments was $44 and $109 for 2012 and 2011, respectively.

15. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Currency	Interest Rate	Earliest Par Call date(1)	Maturity	2012	2011
Sun Life Assurance:
Issued May 15, 1998(2)	Cdn. dollars	6.30%	–	2028	$150	$150
Issued June 25, 2002(3)	Cdn. dollars	6.15%	June 30, 2012	2022	–	800
Sun Life Financial Inc.:
Issued May 29, 2007(4)	Cdn. dollars	5.40%	May 29, 2037	2042	398	398
Issued January 30, 2008(5)	Cdn. dollars	5.59%	January 30, 2018	2023	398	398
Issued June 26, 2008(6)	Cdn. dollars	5.12%	June 26, 2013	2018	350	349
Issued March 31, 2009(7)	Cdn. dollars	7.90%	March 31, 2014	2019	499	498
Issued March 2, 2012(8)	Cdn. dollars	4.38%	March 2, 2017	2022	796	–
Sun Canada Financial Co.:
Issued December 15, 1995(9)	U.S. dollars	7.25%	n/a	2015	149	153
Total					$2,740	$2,746
Fair value					$2,912	$2,836

(1)	The relevant debenture may be redeemed, at the option of the issuer. Prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond; from the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval. The notes issued by Sun Canada Financial Co. are not redeemable prior to maturity.
(2)	6.30% Debentures, Series 2, due 2028. Issued by The Mutual Life Assurance Company of Canada, which thereafter changed its name to Clarica Life Insurance Company (“Clarica”). Clarica was amalgamated with Sun Life Assurance effective December 31, 2002.
(3)	6.15% Debentures due June 30, 2022. Redeemed on June 30, 2012.
(4)	Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over the 90-day Bankers’ Acceptance Rate.
(5)	Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due 2023. From January 30, 2018, interest is payable at 2.10% over the 90-day Bankers’ Acceptance Rate.
(6)	Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018. From June 26, 2013, interest is payable at 2.00% over the 90-day Bankers’ Acceptance Rate.
(7)	Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019. From March 31, 2014, interest is payable at 7.15% over the 90-day Bankers’ Acceptance Rate.
(8)	Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022. From March 2, 2017, interest is payable at 2.70% over the 90-day Bankers’ Acceptance Rate.
(9)	7.25% Subordinated Notes due December 15, 2015.

Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $175 and $171 for 2012 and 2011, respectively.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 143

16. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized thirteen series of Class A non-voting preferred shares (“Preferred Shares”), nine of which are outstanding.

The common and preferred shares qualify as capital for Canadian regulatory purposes, and are included in Note 23.

Dividends and restrictions on the payment of dividends

Under provisions of the Insurance Companies Act that apply to each of SLF Inc. and Sun Life Assurance, we are prohibited from declaring or paying a dividend on preferred or common shares if there are reasonable grounds for believing we are, or by paying the dividend would be, in contravention of the requirement that we maintain adequate capital and adequate and appropriate forms of liquidity, that we comply with any regulations in relation to capital and liquidity that are made under the Insurance Companies Act, and that we comply with any order by which OSFI directs us to increase our capital or provide additional liquidity.

We have covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by Sun Life Capital Trust and Sun Life Capital Trust II, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month (in the case of the SLEECS issued by Sun Life Capital Trust) or 6th month (in the case of SLEECS issued by Sun Life Capital Trust II) following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2012, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

The terms of SLF Inc.’s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if the MCCSR ratio of Sun Life Assurance is then less than 120%.

The terms of SLF Inc.’s outstanding preferred shares also restrict our ability to pay dividends on SLF Inc.’s common shares. Under the terms of our preferred shares, we cannot pay dividends on SLF Inc.’s common shares without the approval of the holders of the preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.’s preferred or common shares.

The declaration and payment of dividends on SLF Inc.’s shares are at the sole discretion of the Board of directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

16.A Common Shares

The changes in shares issued and outstanding common shares for the years ended December 31 are as follows:

	2012		2011
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	588	$7,735	574	$7,407
Stock options exercised (Note 20)	1	12	2	48
Common shares issued to non-controlling interest (Note 17)	–	–	2	37
Shares issued under the dividend reinvestment and share purchase plan(1)	11	261	10	243
Balance, December 31	600	$8,008	588	$7,735

(1)	Under SLF Inc.’s Canadian Dividend Reinvestment and Share Purchase Plan, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares for cash. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased for participants through the Toronto Stock Exchange (“TSX”) at the market price. Common shares acquired by participants through optional cash purchases may be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2012 and 2011 were issued at a discount of 2%. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount.

144 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

16.B Preferred Shares

The changes in issued and outstanding preferred shares for the years ended December 31 are as follows:

	2012		2011
Class A Preferred shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	102	$2,503	82	$2,015
Issued, Series 10R	–	–	8	200
Issued, Series 12R	–	–	12	300
Issuance costs, net of taxes	–	–	–	(12)
Balance, December 31	102	$2,503	102	$2,503

Further information on the preferred shares outstanding as at December 31, 2012, is as follows:

Class A Preferred shares (in millions of shares)	Issue Date	Annual Dividend Rate	Annual Dividend Per Share	Earliest redemption date(1)	Number of shares	Face Amount	Net Amount(2)
Series 1	February 25, 2005	4.75%	$1.19	March 31, 2010(3)	16	$400	$394
Series 2	July 15, 2005	4.80%	$1.20	September 30, 2010(3)	13	325	318
Series 3	January 13, 2006	4.45%	$1.11	March 31, 2011(3)	10	250	245
Series 4	October 10, 2006	4.45%	$1.11	December 31, 2011(3)	12	300	293
Series 5	February 2, 2007	4.50%	$1.13	March 31, 2012(3)	10	250	245
Series 6R(4)	May 20, 2009	6.00%	$1.50	June 30, 2014(5)	10	250	246
Series 8R(6)	May 25, 2010	4.35%	$1.09	June 30, 2015(7)	11	280	274
Series 10R(8)	August 12, 2011	3.90%	$0.98	September 30, 2016(9)	8	200	195
Series 12R(10)	November 10, 2011	4.25%	$1.06	December 31, 2016(11)	12	300	293
Total Preferred shares					102	$2,555	$2,503

(1)	Redemption of all preferred shares is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)	On or after the earliest redemption date, SLF Inc. may redeem these shares in whole or in part, at a premium that declines from 4% of the par amount to Nil over the next following four years.
(4)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (“Series 7QR Shares”) on June 30, 2014 and every five years thereafter. Holders of Series 7QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.
(5)	On June 30, 2014 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(6)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015 and every five years thereafter. Holders of Series 9QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(7)	On June 30, 2015 and June 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(8)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016 every five years thereafter. Holders of Series 11QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(9)	On September 30, 2016 and September 30 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(10)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred shares Series 13QR (“Series 13QR Shares”) on December 31, 2016 and on every five years thereafter. Holders of Series 13QR Shares will be entitled to receive floating non-cumulative quarterly dividends at an annual rate to the then 3-month Government of Canada treasury bill yield plus 2.73%.
(11)	On December 31, 2016 and December 31 each fifth year thereafter, SLF Inc. may redeem these shares in whole or in part, at par.

17. Non-Controlling Interests in Subsidiaries

Non-controlling interests in our Consolidated Statements of Financial Position, Consolidated Statements of Changes in Equity, and Net income (loss) attributable to non-controlling interests in our Consolidated Statements of Operations, consisted of non-controlling interests in McLean Budden Limited until the fourth quarter of 2011.

In the fourth quarter of 2011, we purchased the minority shares of McLean Budden Limited, our investment management subsidiary for consideration of approximately $144 plus additional consideration based on the attaining of performance targets. The consideration consisted of cash of $48, common shares of SLF Inc. of $37 with the remaining amount payable in promissory notes. The difference between the consideration paid and the non-controlling interest acquired was recorded as an adjustment to the equity attributable to the SLF Inc. shareholders. Subsequent to the purchase of the minority shares, all of the shares of McLean Budden Limited were transferred to our subsidiary MFS.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 145

18. Fee Income

Fee income for the years ended December 31, consists of the following:

	2012	2011
Income associated with administration and contract guarantees	$422	$400
Fund management and other asset based fees	1,806	1,624
Commissions	542	506
Service contract fee income	193	191
Other fee income	65	75
Total fee income	$3,028	$2,796

19. Operating Expenses

Operating expenses for the years ended December 31, consist of the following:

	2012	2011
Employee expenses(1)	$1,909	$1,729
Premises and equipment	164	156
Capital asset depreciation (Note 9)	62	54
Service fees	493	517
Amortization of intangibles (Note 10)	54	46
Restructuring costs (Note 21)	–	17
Other expenses	825	743
Total operating expenses	$3,507	$3,262

(1)	See table below for further details

Employee expenses for the years ended December 31, consist of the following:

	2012	2011
Salaries, bonus, employee benefits	$1,579	$1,475
Share-based payments (Note 20)	305	232
Other personnel costs	25	22
Total employee expenses	$1,909	$1,729

20. Share-Based Payments

20.A Stock Option Plans

SLF Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. The options granted under the stock option plans generally vest over a four-year period under the Executive Stock Option Plan; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, grants under the Director Stock Option Plan were discontinued.

146 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

The activities in the stock option plans for the years ended December 31 are as follows:

	2012		2011
	Number of Stock Options (Thousands)	Weighted Average Exercise Price	Number of Stock Options (Thousands)	Weighted Average Exercise Price
Balance, January 1,	13,195	$32.49	14,193	$31.87
Granted	2,164	$21.52	1,704	$31.35
Exercised	(484)	$19.70	(1,654)	$25.20
Forfeited	(705)	$34.58	(745)	$35.09
Expired	(954)	$31.47	(303)	$31.78
Balance, December 31,	13,216	$31.10	13,195	$32.49
Exercisable, December 31,	7,955	$34.86	7,434	$35.69

The average share price at the date of exercise of stock options for the year ended December 31, 2012 was $23.88 ($31.25 for 2011).

Compensation expense for stock options was $10 for the year ended December 31, 2012 ($15 for 2011). $9 of this compensation expense is related to the continuing operations ($15 in 2011).

The stock options outstanding as at December 31, 2012 by exercise price, are as follows:

Range of exercise prices	Number of Stock Options (Thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$18.00 to $24.00	4,793	7.2	$20.65
$24.01 to $30.00	1,261	3.7	$27.93
$30.01 to $35.00	3,840	7.4	$30.80
$35.01 to $45.00	748	2.1	$40.58
$45.01 to $53.00	2,574	4.2	$49.79
Total stock options	13,216	6.1	$31.10

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2012, was $4.85 ($7.74 for 2011). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2012	2011
Risk-free interest rate	1.6%	2.9%
Expected volatility	35.1%	35.3%
Expected dividend yield	4%	4%
Expected life of the option (in years)	6.2	6.3
Exercise price	$21.52	$31.35

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

20.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. The match is provided for employees who have met two years of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Our contributions vest immediately and are expensed. We recorded an expense of $4 for the year ended December 31, 2012 ($4 for 2011).

20.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan:    Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 147

to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Shares”) Plan:    In December 2010, the Board approved the Sun Share Unit Plan which replaced the Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) plans for new awards granted effective in 2011. Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to date of the grant. Participants must hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if we meet specified threshold performance targets. The plan provides for an enhanced payout if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders (enhanced payout is determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units earned multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

RSU Plan:    As noted previously, the Sun Share plan has replaced the RSU plan for new awards granted effective in 2011. Under the RSU plan, participants were granted units that are equivalent in value to one common share and have a grant price equal to the average closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Plan participants generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

PSU Plan/Incentive Share Unit (“ISU”) Plan:    As noted previously, the Sun Share plan has replaced the PSU plan for new awards granted effective in 2011. Grants under the ISU plan will continue. Under these arrangements, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for 36 months (or 40 months in the case of ISUs) from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units will vest or become payable unless we meet our specified threshold performance targets. The plans provide for an enhanced payout if we achieve superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Additional information for other share-based payment plans:    The units outstanding under these plans and the liabilities accrued on the statement of financial position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	RSUs	PSUs/ISUs	Total
Units outstanding December 31, 2011	1,863	739	3,386	942	6,930
Units outstanding December 31, 2012	4,653	842	1,213	576	7,284
Liability accrued as at December 31, 2012	$56	$21	$31	$15	$123

Compensation expense and the income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares, DSUs, RSUs and PSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares RSU and PSU liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2012	2011
Compensation expense(1)	$84	$11
Income tax expense (benefit)(2)	$(23)	$(4)

(1)	$82 of the compensation expense in 2012 relates to the continuing operations ($8 in 2011).
(2)	$(22) of the income tax expense (benefit) in 2012 relates to the continuing operations ($(3) in 2011).

20.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Stock options and restricted shares are settled in shares and restricted stock units are settled in cash. The restricted share awards and stock options vest over a four-year period. The restricted stock units vest over a two-year or four-year period from the grant date and holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. Dividends are paid to restricted shareholders and are not forfeited if the award does not ultimately vest.

Although the stock options and restricted shares are settled in shares, all of the awards, including the outstanding shares held by employees, are accounted for as cash-settled share-based payment awards because the parent company has a practice of purchasing the issued shares from employees after a specified holding period. The fair value of options is determined using the Black-Scholes option pricing model, while the fair value of restricted shares, restricted stock units and outstanding shares are estimated using a market consistent share valuation model. The compensation expense recorded each period is impacted by changes in fair value of the awards and shares outstanding as well as the number of new awards granted and the number of issued shares repurchased. The liability accrued related to these plans as at December 31, 2012 was $546.

148 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Compensation expense and the income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2012	2011
Compensation expense	$210	$206
Income tax expense (benefit)	$(53)	$(41)

21. Restructuring

In the fourth quarter of 2011, we restructured our operations, primarily in the United States. The domestic U.S. variable annuity and individual life products were closed to new sales effective December 30, 2011.

As a result, we recognized a provision for restructuring costs during the fourth quarter of 2011. A provision for restructuring costs is recognized when we have a detailed formal plan that identifies the business concerned, the locations affected, the location, function and number employees to be compensated for termination of services, as well as the expenditures to be made and when the plan will be implemented. The provision is our best estimate of the expenditures that will be required to settle our obligations under the plan and includes only those costs that are a result of the restructuring and that are not associated with our ongoing activities.

In 2011, we recorded restructuring costs of $59, $17 of which is related to our continuing operations and included in Operating expenses. The total restructuring costs consisted of the following:

Employee termination benefits	$51
Lease termination and other costs	8
Total restructuring costs	$59

As at December 31, 2011, the remaining restructuring liability was $53. We paid a significant amount of the costs accrued as part of this liability in 2012. Additional restructuring costs that did not meet the recognition criteria in 2011 were expensed in 2012 as part of the discontinued operation.

In addition to the restructuring costs above, we recognized charges in SLF U.S. of $94 due to impairment of the goodwill in the variable annuities CGU, which is included as part of the discontinued operation described in Note 3, and $17 due to impairment of intangible assets, $9 of which is related to our continuing operations. Further information on these impairments is included in Note 10.

22. Income Taxes

22.A Deferred Income Taxes

The following represents the deferred income tax assets and liabilities(1) as at December 31, in the Consolidated Statements of Financial Position by source of temporary differences:

As at	December 31, 2012		December 31, 2011
	Assets	Liabilities	Assets	Liabilities
Investments	$(1,153)	$2	$(790)	$2
Policy liabilities(2)(3)	858	(1)	815	–
Deferred acquisition costs	220	–	302	–
Losses available for carry forward	748	–	924	–
Pension and other employee benefits	259	–	235	–
Other	73	4	208	5
Total	$1,005	$5	$1,694	$7
Total net deferred tax asset		$1,000		$1,687

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 149

The movement in net deferred income tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(2)(3)	Deferred acquisition costs	Losses available for carry forward	Pension & other employee benefits	Other	Total
As at December 31, 2011	$(792)	$815	$302	$924	$235	$203	$1,687
Charged to income statement	(254)	272	(64)	(133)	47	(18)	(150)
Charged to other comprehensive income	(60)	–	–	(8)	–	3	(65)
Charged to equity, other than other comprehensive income	–	–	–	–	(30)	2	(28)
Foreign exchange rate movements	8	(21)	(7)	(8)	(1)	(9)	(38)
Less: Held for sale	(57)	(207)	(11)	(27)	8	(112)	(406)
As at December 31, 2012	$(1,155)	$859	$220	$748	$259	$69	$1,000

	Investments	Policy liabilities(2)(3)	Deferred acquisition costs	Losses available for carry forward	Pension & other employee benefits	Other	Total
As at January 1, 2011	$(439)	$(82)	$293	$943	$221	$10	$946
Charged to income statement	(343)	891	1	(54)	19	189	703
Charged to other comprehensive income	16	–	–	20	–	3	39
Charged to equity, other than other comprehensive income	4	–	–	–	–	(7)	(3)
Foreign exchange rate movements	(30)	6	8	15	(5)	8	2
As at December 31, 2011	$(792)	$815	$302	$924	$235	$203	$1,687

(1)	Our deferred income tax assets and deferred income tax liabilities are offset when there is legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same taxable entity and the same taxation authority. Negative amounts reported under Assets are deferred income tax liabilities included in a net deferred income tax asset position; negative amounts under Liabilities are deferred income tax assets included in a net deferred income tax liability position.
(2)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(3)	2011 balances have been restated. Refer to Note 2.

We have accumulated tax losses, primarily in Canada, the United States, and the United Kingdom, totaling $3,303 (for Combined Operations $4,422 in 2011). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. Unused tax losses for which a deferred tax asset has not been recognized amount to $496 as of December 31, 2012 ($727 in 2011) in Asia and the U.K.

We will realize the benefit of the tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits we relied on projections of future taxable profits.

Tax losses carried forward in the United States consist of non-capital losses which expire beginning in 2023. The non-capital losses carried forward in Canada expire beginning in 2028. The losses in the United Kingdom can be carried forward indefinitely.

We recognize a deferred income tax liability on all temporary differences associated with investments in subsidiaries, branches, associates and joint ventures unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2012, temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which a deferred income tax liability has not been recognized amount to $3,054 (for Combined Operations $2,822 in 2011).

150 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

22.B Income Tax Expense

22.B.i.  In our Consolidated Statements of Operations, income tax expense (benefit) for the years ended December 31 has the following components:

	2012	2011
Current income tax expense (benefit):
Current year	$226	$287
Adjustments in respect of prior years, including resolution of tax disputes	(44)	(69)
Total current income tax expense (benefit)	$182	$218

	2012	2011
Deferred income tax expense (benefit):
Origination and reversal of temporary differences(1)	$14	$(329)
Tax expense (benefit) arising from unrecognized tax losses	(8)	(64)
Adjustments in respect of prior years, including resolution of tax disputes	22	24
Total deferred income tax expense (benefit)	$28	$(369)
Total income tax expense (benefit)	$210	$(151)

(1)	2011 balances have been restated. Refer to Note 2.

22.B.ii  Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2012	2011
Recognized in other comprehensive income:
Current income tax benefit (expense)	$(4)	$(5)
Deferred income tax benefit (expense)	(65)	39
Total recognized in other comprehensive income	$(69)	$34
Recognized in equity, other than other comprehensive income:
Current income tax benefit (expense)	29	–
Deferred income tax benefit (expense)	(28)	(3)
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in other comprehensive income	$(68)	$31

22.B.iii  Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2012		2011
		%		%
Total net income (loss)	$1,501		$341
Add: Income tax expense (benefit)(1)	210		(151)
Total net income (loss) before income taxes	$1,711		$190

Taxes at the combined Canadian federal and provincial statutory income tax rate(1)	$453	26.5	$53	28.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions(1)	(9)	(0.5)	56	29.5
Tax (benefit) cost of unrecognized tax losses	(8)	(0.5)	(64)	(33.7)
Tax exempt investment income	(200)	(11.7)	(201)	(105.8)
Tax rate and other legislative changes	3	0.2	–	–
Adjustments in respect of prior years, including resolution of tax disputes	(22)	(1.3)	(45)	(23.7)
Other	(7)	(0.4)	50	26.2
Total tax expense (benefit) and effective income tax rate	$210	12.3	$(151)	(79.5)

(1)	2011 balances have been restated. Refer to Note 2.

In 2006 and later years the Canadian federal government and certain provinces enacted legislation reducing corporate income tax rates. As a result of these enactments, our statutory income tax rate declined from 28% in 2011 to 26.5% in 2012.

In 2012, the U.K. government enacted legislation reducing the statutory corporate income tax rate to 24% effective April 1, 2012 and 23% effective April 1, 2013. In addition, a new tax regime for life companies, effective January 1, 2013, has been enacted in the U.K. The net impact of these enactments is reflected in line Tax rate and other legislative changes in the table above.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 151

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

In 2012, the benefit of lower taxes on investment income amounted to $200 partially in relation to the appreciation of real estate classified as investment properties in Canada. The fair value gains over original cost on real estate are considered capital in nature and taxed at lower income tax rates in Canada. As a result of the appreciation of these properties our income tax expense included a tax benefit of $44 in 2012. Our tax expense in 2012 was further reduced due to adjustments related to prior years, mostly due to the successful resolution of tax audits, and recognition of previously unrecognized tax losses in the U.K.

In 2011, line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions reflected the impact of losses in lower tax jurisdictions incurred during the year. Our benefit of lower taxes on investment income in 2011 amounted to $201 including a tax benefit of $34 related the appreciation of investment properties in Canada. In December 2011, we recorded a tax benefit of $68, mostly relating to previously unrecognized losses, following the reorganization of our principal U.K. subsidiaries. Of this benefit, $58 has been classified as Tax benefit of unrecognized losses and the remaining benefit of $10 is included in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. Our income tax recovery in 2011 was reduced by $54 as a result of the write-off of goodwill in SLF Canada that was not deductible for tax purposes. This impact is reported in Other in the table above.

23. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board is responsible for the annual review and approval of the Company’s capital plan. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital policy annually. Management oversight of our capital programs and position is provided by the Executive Risk Committee, the membership of which includes senior management from the finance, actuarial and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising and dividend recommendations are presented to the Risk Review Committee. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee on a quarterly basis.

The capital policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion.

OSFI has established Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework within which OSFI will assess whether regulated non-operating life companies, and insurance holding companies (collectively, “Insurance Holding Companies”) are maintaining adequate capital. Under this guideline, Insurance Holding Companies, such as SLF Inc., are expected to manage their capital in a manner commensurate with their risk profile and control environments. The Company’s regulated subsidiaries are expected to comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. Our principal operating life insurance subsidiary in Canada, Sun Life Assurance, is subject to the MCCSR capital rules and our principal operating life insurance subsidiary in the United States, Sun Life (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (“NAIC”).

OSFI may intervene and assume control of an insurance holding company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. exceeded levels that would require regulatory or corrective action as at December 31, 2012 and December 31, 2011.

Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. We expect to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 209% as at December 31, 2012, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. In the U.S., the risk-based capital of Sun Life Assurance Company of Canada (U.S.) exceeded the levels under which any remedial or regulatory action would be required as at December 31, 2012 and December 31, 2011.

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. We maintained capital levels above minimum local requirements as at December 31, 2012 and December 31, 2011.

Sun Life Assurance adopted IFRS as at January 1, 2011. Under OSFI’s IFRS transition guidance, companies can elect to phase in the impact of the conversion to IFRS on adjusted tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance made this election and has now completed phasing in a reduction of approximately $300 to its adjusted tier 1 available capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

As at January 1, 2013, Sun Life Assurance elected the phase-in of the initial impact on gross tier 1 available capital of adopting the revisions to IAS 19 relating to accumulated defined benefit OCI remeasurements, as per OSFI’s 2013 MCCSR Guideline. Sun Life Assurance will phase in a reduction of approximately $152 to its gross tier 1 available capital over eight quarters, ending in the fourth quarter of 2014.

152 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

The 2013 MCCSR Guideline reduced the lapse risk capital requirement, effective first quarter of 2013. The reduced requirement will be immediately implemented with no transition. The impact to the MCCSR ratio for Sun Life Assurance is expected to be an increase of three percentage points.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes, there are further adjustments including goodwill, non-life investments, and others as prescribed by OSFI to the total capital figure presented in the table below.

As at December 31,	2012	2011
Equity:
Participating policyholders’ equity	$128	$123
Preferred shareholders’ equity	2,503	2,503
Common shareholders’ equity(2)	14,120	13,018
Total equity included in capital	16,751	15,644
Less: Unrealized gains (losses) on available-for-sale debt securities and cash flow hedges	528	275
Equity after adjustments	16,223	15,369
Other capital securities:
Subordinated debt	2,740	2,746
Innovative capital instruments(1)	696	695
Total capital	$19,659	$18,810

(1)	Innovative capital instruments are SLEECS issued by Sun Life Capital Trust and Sun Life Capital Trust II (Note 14). These trusts are SPEs that are consolidated by us.
(2)	2011 balances have been restated. Refer to Note 2.

The significant changes in capital are included in the notes on Innovative Capital Instruments and Subordinated Debt and Share Capital.

24. Segregated Funds

24.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at December 31,	2012	2011
Segregated and mutual fund units	$54,167	$72,840
Equity securities	7,256	5,830
Debt securities	2,797	8,473
Cash, cash equivalents and short term securities	558	1,425
Investment properties	276	318
Mortgages	18	27
Other assets	100	2,492
Total assets	$65,172	$91,405
Less: Liabilities arising from investing activities	$185	$3,222
Total investments for account of segregated fund holders	$64,987	$88,183

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 153

24.B Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance Contracts		Investment Contracts
For the years ended December 31,	2012	2011	2012	2011
Balance as at January 1,	$82,650	$81,931	$5,533	$6,015
Additions to segregated funds:
Deposits	7,163	9,964	164	218
Net transfers (to) from general funds	189	617	–	–
Net realized and unrealized gains (losses)	5,134	(3,645)	574	(323)
Other investment income	2,366	2,409	174	84
Total additions	$14,852	$9,345	$912	$(21)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	8,697	8,084	493	491
Management fees	1,130	1,149	62	75
Taxes and other expenses	266	159	12	7
Foreign exchange rate movements	716	(766)	(84)	(112)
Total deductions	$10,809	$8,626	$483	$461
Net additions (deductions)	$4,043	$719	$429	$(482)
Less: Held for sale (Note 3)	$27,668		$–
Balance as at December 31	$59,025	$82,650	$5,962	$5,533

25. Commitments, Guarantees and Contingencies

25.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $352. The future rental payments by year of payment are included in Note 6.

25.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2012, we had a total of $1,203 of contractual commitments outstanding. The expected maturities of these commitments are included in Note 6.

25.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2012, lines of credit from financial institutions of $1,688 were in place ($1,739 as at December 31, 2011) of which a total of $640 in letters of credit were outstanding ($821 as at December 31, 2011) of which $377 relate to internal reinsurance ($612 as at December 31, 2011).

25.D Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions.

In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

Guarantees made by us that can be quantified are included in Note 6.A.i.

25.E Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, and the $800 of 6.15% subordinated debentures due 2022. Claims under this guarantee will rank

154 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

equally with all other subordinated indebtedness of SLF Inc. SLF Inc.has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2012
Revenue	$482	$15,497	$2,851	$(1,271)	$17,559
Shareholders’ net income (loss) from continuing operations	$1,672	$1,351	$(52)	$(1,477)	$1,494
Shareholders’ net income (loss) from discontinued operation	$–	$–	$180	$–	$180

December 31, 2011
Revenue	$528	$17,959	$2,993	$(1,650)	$19,830
Shareholders’ net income (loss) from continuing operations(1)	$(200)	$774	$(509)	$260	$325
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(595)	$–	$(595)

(1)	Balances have been restated. Refer to Note 2.

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2012
Invested assets	$18,658	$99,459	$5,725	$(18,167)	$105,675
Total other general fund assets	8,239	13,419	33,068	(27,274)	27,452
Investments for account of segregated fund holders	–	65,177	27,478	–	92,655
Insurance contract liabilities	–	89,160	682	(2,567)	87,275
Investment contract liabilities	–	2,303	–	–	2,303
Total other general fund liabilities	$10,287	$9,631	$34,368	$(27,488)	$26,798

December 31, 2011
Invested assets	$16,435	$94,540	$21,243	$(15,557)	$116,661
Total other general fund assets(1)	8,634	13,593	19,542	(28,359)	13,410
Investments for account of segregated fund holders	–	60,169	28,014	–	88,183
Insurance contract liabilities(1)	–	85,834	14,938	(4,085)	96,687
Investment contract liabilities	–	2,083	990	–	3,073
Total other general fund liabilities	$9,474	$9,529	$22,723	$(27,059)	$14,667

(1)	Balances have been restated. Refer to Note 2.

25.F Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state securities and insurance regulators in Canada, the United States, the United Kingdom and other jurisdictions, including the Security Exchange Commission, the Financial Industry Regulatory Authority and state attorneys general in the United States, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 155

26. Related Party Transactions

SLF Inc. and its subsidiaries transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

26.A Transactions with Joint Ventures

Principal joint ventures as at December 31, 2012 are listed below:

Name of Joint Venture Company	% of Ownership
Birla Sun Life Asset Management Company Limited	49
PT CIMB Sun Life	49
Sun Life Grepa Financial Inc.	49
Birla Sun Life Insurance Company Limited	26
Sun Life Everbright Life Insurance Company Limited	24.99

Income earned from our investments in joint ventures are as follows:

For the years ended December 31	2012	2011
Joint ventures	$34	$17

26.B Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel have been defined as the executive team and Board of directors of SLF Inc. during the year. These individuals have the authority and responsibility for planning, directing and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2012		2011
	Executive team	Directors	Executive team	Directors
Number of individuals	12	14	10	14
Base salary and annual incentive compensation	$14	$–	$9	$–
Additional short-term benefits and other	$1	$1	$1	$1
Share-based long-term incentive compensation	$18	$1	$18	$1
Value of pension and post-retirement benefits	$2	$–	$1	$–
Severance	$2	$–	$–	$–

26.C Indebtedness of Directors, Executive Officers and Employees

The following sets out the aggregate indebtedness outstanding to the Company incurred by all its executive officers, directors and employees, and former executive officers, directors and employees.

As at December 31,	2012	2011
Indebtedness	$3	$3

26.D Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties.

27. Pension Plans and Other Post-Retirement Benefits

We sponsor non-contributory defined benefit pension plans for eligible qualifying employees. The material defined benefit plans are located in Canada, the U.S. and the U.K. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans. On January 1, 2009, the Canadian defined benefit plan was closed to new employees. Canadian employees hired before January 1, 2009 continue to participate in the previous plan, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. As a result, all of our material defined benefit plans worldwide are closed to new hires, with new hires participating in defined contribution plans (one small defined benefit plan in the Philippines remains open to new hires).

We also established defined contribution pension plans for eligible qualifying employees. Our contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and matched against employee contributions.

In addition to our pension plans, in Canada and the US, we provide certain post-retirement healthcare and life insurance benefits to eligible qualifying employees and to their dependants upon meeting certain requirements. Eligible retirees may be required to pay a

156 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. In Canada, post-retirement healthcare and life insurance benefits are provided for eligible employees who retired before December 31, 2012; eligible employees who retire between January 1, 2012 and December 31, 2015 will receive an annual healthcare spending account allocation and life insurance, and will have access to voluntary retiree-paid healthcare coverage; eligible employees who retire after December 31, 2015 will have access to voluntary retiree-paid healthcare coverage. These post-retirement benefits are not pre-funded.

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

	2012			2011
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Change in defined benefit obligations:
Benefit obligation, January 1,	$2,538	$267	$2,805	$2,246	$271	$2,517
Current service cost	35	5	40	34	5	39
Interest cost	118	12	130	116	14	130
Actuarial losses (gains)	158	8	166	223	4	227
Benefits paid	(147)	(11)	(158)	(99)	(20)	(119)
Settlement losses (gains)	(15)	–	(15)	–	(9)	(9)
Foreign exchange rate movement	–	(2)	(2)	18	2	20
Benefit obligation, December 31,	$2,687	$279	$2,966	$2,538	$267	$2,805
Benefit obligation, wholly or partially funded plans	$2,645	$–	$2,645	$2,477	$–	$2,477
Benefit obligation, wholly unfunded plans	42	279	321	61	267	328
Total benefit obligation, December 31,	$2,687	$279	$2,966	$2,538	$267	$2,805
Change in plan assets:
Fair value of plan assets, January 1,	$2,158	$–	$2,158	$2,065	$–	$2,065
Expected return on assets(1)	126	–	126	127	–	127
Actuarial gains (losses) on plan assets(1)	62	–	62	(19)	–	(19)
Employer contributions	80	11	91	68	20	88
Benefits paid	(147)	(11)	(158)	(99)	(20)	(119)
Foreign exchange rate movement	4	–	4	16	–	16
Fair value of plan assets, December 31,	$2,283	$–	$2,283	$2,158	$–	$2,158
Amounts recognized on statement of financial position:
Fair value of plan assets	$2,283	$–	$2,283	$2,158	$–	$2,158
Benefit (obligation), wholly or partially funded plans	(2,645)	–	(2,645)	(2,477)	–	(2,477)
Funded status, wholly or partially funded plans	(362)	–	(362)	(319)	–	(319)
Benefit (obligation), wholly unfunded plans	(42)	(279)	(321)	(61)	(267)	(328)
Unamortized actuarial losses (gains)	286	16	302	212	5	217
Unamortized past service cost	–	(3)	(3)	–	(3)	(3)
Net recognized (liability)asset, December 31,	$(118)	$(266)	$(384)	$(168)	$(265)	$(433)

	2012			2011
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Components of net benefit expense recognized:
Current service cost	$35	$5	$40	$34	$5	$39
Interest cost	118	12	130	116	14	130
Expected return on assets(1)	(126)	–	(126)	(127)	–	(127)
Recognized actuarial losses (gains)	9	(3)	6	–	(2)	(2)
Settlement losses (gains)	(3)	–	(3)	–	(9)	(9)
Past service cost	–	(1)	(1)	(2)	(1)	(3)
Net benefit expense	$33	$13	$46	$21	$7	$28

(1)	Actual return consists of the sum of expected return on assets and actuarial gains (losses) on plan assets.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 157

Principal assumptions for materials plans:

	2012			2011
	Canada %	U.K. %	U.S. %	Canada %	U.K. %	U.S. %
To determine benefit obligation at end of year
Discount rate for pension plans	4.20	4.40	4.20	4.50	4.80	5.40
Discount rate for other post-employment benefits	3.50-4.20	n/a	4.20	4.00-4.50	n/a	5.40
Rate of compensation increase	3.00	n/a	3.50	3.00	n/a	3.75
Pension increases	0.00-0.25	3.40	n/a	0.00-0.25	3.50	n/a
Deferred pension increases	0.00-0.20	2.70	n/a	0.00-0.20	2.80	n/a
Initial health care trend rate	7.50	n/a	8.50	7.50	n/a	8.50
Ultimate health care trend rate	4.50	n/a	5.00	4.50	n/a	5.00
Year ultimate health care trend rate reached	2030	n/a	2020	2030	n/a	2017
To determine benefit costs or income for the period
Expected long-term rate of return on plan assets	6.50	4.60	7.00	6.50	5.40	7.00

History of experience gains (losses):

	2012	2011	2010
Experience (gains) losses on plan liabilities	$1	$(9)	$(11)
Experience gains (losses) on plan assets	$62	$(19)	$68

Discount rate, return on plan assets and rate of compensation increase:

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used in each country is based on the market yields, as of December 31, of corporate AA bonds that match the expected timing of benefit payments. The expected return on assets assumption for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class, and is selected from a range of possible future asset returns. Health care cost calculations are based on long-term trend assumptions which may differ from actual results.

Sensitivity of Key Assumptions

The following table provides the potential sensitivity of the benefit obligation and expense for pension and post-retirement benefits to a 1% change in certain key assumptions based on pension and post-retirement obligations as at December 31, 2012. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension		Other post-retirement
	Obligation	Expense	Obligation	Expense
Impact of a 1% change in key assumptions
Discount rate
Decrease in assumption	$456	$72	$37	$4
Increase in assumption	$(377)	$(66)	$(31)	$(2)
Rate of compensation increase
Decrease in assumption	$(55)	$(10)	n/a	n/a
Increase in assumption	$57	$10	n/a	n/a
Expected return on assets
Decrease in assumption	n/a	$22	n/a	n/a
Increase in assumption	n/a	$(22)	n/a	n/a
Healthcare trend increase
Decrease in assumption	n/a	n/a	$(19)	$(1)
Increase in assumption	n/a	n/a	$21	$1

158 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Composition of fair value of plan assets, December 31:

	2012	2011
Equity investments	41%	40%
Fixed income investments	51%	50%
Real estate investments	4%	4%
Other	4%	6%
Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2012	2011
Equity investments	44%	44%
Fixed income investments	48%	48%
Real estate investments	4%	4%
Other	4%	4%
Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified policy ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the market benchmarks of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to those of our defined benefit pension plans.

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-Retirement	Total
Expected contributions for the next 12 months	$81	$14	$95

Expected future benefit payments

	2013	2014	2015	2016	2017	2018 to 2021
Pension	$112	$115	$120	$128	$135	$769
Post-retirement	14	14	15	15	16	82
Total	$126	$129	$135	$143	$151	$851

We expensed $54 in 2012 ($53 for 2011) with respect to defined contribution plans.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2012 159

28. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the years ended December 31,	2012	2011(3)
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$1,374	$225
Common shareholders’ net income (loss) from discontinued operation	$180	$(595)
Weighted average number of common shares outstanding (in millions)	593	579
Basic EPS:
Continuing operations	$2.32	$0.39
Discontinued operation	$0.30	$(1.03)
Total	$2.62	$(0.64)
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$1,374	$225
Add: increase in income due to convertible instruments(1)	$10	$–
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$1,384	$225
Common shareholders’ net income (loss) from discontinued operation	$180	$(595)
Weighted average number of common shares outstanding (in millions)	593	579
Add: dilutive impact of stock options(2) (in millions)	–	1
Add: dilutive impact of convertible securities(1) (in millions)	11	–
Weighted average number of common shares outstanding on a diluted basis (in millions)	604	580
Diluted EPS:
Continuing operations	$2.29	$0.39
Discontinued operation	$0.30	$(1.03)
Total	$2.59	$(0.64)

(1)	The convertible instruments are certain Innovative capital instruments (SLEECS A and SLEECS B). SLEECS A were redeemed on December 31, 2011 and are therefore excluded from the calculations of diluted earnings per share for the year ended December 31, 2012. For the year ended December 31, 2011, the impact of the conversion of innovative capital instruments was excluded from the calculations of diluted earnings per share since the effect of conversion is anti-dilutive.
(2)	The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 11 million for the year ended December 31, 2012 (10 million for the year ended December 31, 2011).
(3)	2011 computations have been restated. Refer to Note 2.

29. Subsequent Event

On January 17, 2013, we announced that SLF Inc. and Khazanah Nasional Berhad (“Khazanah”) are establishing a strategic partnership to acquire 98% of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”). SLF Inc.’s subsidiary, Sun Life Assurance, and Khazanah will each pay $293 as part of the transaction, which includes entering into a new 20-year exclusive banacassurance agreement with CIMB Bank. Sun Life Assurance will acquire 49% of CIMB Aviva from Aviva International Holdings Limited and Khazanah will acquire 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group will retain a two percent share of CIMB Aviva. The transaction includes an exclusive right to distribute insurance products, including takaful products, through CIMB Bank’s network across Malaysia. The transaction is subject to regulatory approvals in Canada and Malaysia and is expected to close in the first half of 2013.

160 Sun Life Financial Inc. Annual Report 2012	Notes to Consolidated Financial Statements

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2012 and December 31, 2011 and their change in the Consolidated Statements of Operations for the year ended December 31, 2012 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Lesley Thomson

Fellow, Canadian Institute of Actuaries

Toronto, Canada

February 13, 2013

Appointed Actuary’s Report	Sun Life Financial Inc. Annual Report 2012 161

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the accompanying consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries as at December 31, 2012 and 2011, and their financial performance and cash flows for each of the years in the two-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

February 13, 2013

Toronto, Canada

162 Sun Life Financial Inc. Annual Report 2012	Report of Independent Registered Chartered Accountants

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 13, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

February 13, 2013

Toronto, Canada

Report of Independent Registered Chartered Accountants	Sun Life Financial Inc. Annual Report 2012 163

Sources of Earnings

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is not a International generally accepted accounting principles (GAAP) measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.

SOE identifies various sources of International GAAP net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.

Management actions and changes in assumptions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

Earnings on surplus

Pre-tax net investment income earned on the Company’s surplus assets less pre-tax debt service costs.

ANALYSIS OF RESULTS

For the year ended December 31, 2012, the pre-tax expected profit on in-force business of $1,893 million was $132 million higher than the 2011 level. The increase in expected profits was primarily driven by an insurance contract liability valuation methodology change implemented at December 31, 2011 that prefunded the costs of hedging our existing variable annuity and segregated fund contracts, higher net assets in MFS and normal business growth.

The new business issued in 2012 led to pre-tax income loss of $185 million compared to $224 million a year ago. The change was primarily due to the decision to discontinue sales of US Domestic Individual Life and Annuity products, the favourable impact of improved mix and product re-pricing actions in Canadian Individual Life and the favourable impact of methodology changes to prefund the cost of hedging in Canadian Segregated Funds. These impacts were offset partially by the adverse impact of lower interest rates on the Segregated Fund products and higher acquisition costs in the US Group and Voluntary blocks.

The 2012 experience loss of $(72) million pre-tax was primarily due to the impact of lower interest rates, the impact of adverse expenses and adverse policyholder behaviour impacts offset partially by favourable equity and credit experience.

The 2011 experience losses of $(910) million pre-tax was primarily due to adverse equity market and interest rate impacts, offset partially by the favourable impact of investing activity. Higher expense levels from business initiatives were also an adverse impact during the year.

For the year 2012, assumption changes and management actions led to a pre-tax gain of $140 million due primarily to the favourable impact of insurance contract liability modelling enhancements and management actions in Canada and the US. These impacts were offset partially by the adverse impact of a reduction in the US variable annuity lapse assumption to reflect recent company and industry experience and an update to mortality assumptions.

For the year 2011, assumption changes and management actions let to a pre-tax loss of $1,253 million due primarily to changes made to the valuation of Segregated Fund and Variable Annuity blocks to reflect the cost of dynamic hedging programs. Updates to lapse rates on term renewals in Canada and premium persistency in the US and to reflect new Canadian Institute of Actuaries guidance on the valuation of life insurance mortality improvements were adverse. Partially offsetting these impacts was the favourable impact of changes related to the investment income tax on Universal Life products in Canada.

Net pre-tax earnings on surplus of $373 million in 2012 were $32 million lower than a year ago. The decrease is due primarily to lower investment gains versus the prior year.

164 Sun Life Financial Inc. Annual Report 2012	Sources of Earnings

For the Year Ended December 31, 2012 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	738	550	531	168	(94)	1,893
Impact of New Business	(4)	(137)	–	(73)	29	(185)
Experience Gains and Losses	(116)	133	–	(22)	(67)	(72)
Management Actions and Changes in Assumptions	93	(37)	–	29	55	140
Earnings on Operations (pre-tax)	711	509	531	102	(77)	1,776
Earnings on Surplus	138	166	–	63	6	373
Earnings before Income Taxes	849	675	531	165	(71)	2,149
Income Taxes	(50)	(157)	(205)	(36)	129	(319)
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	799	518	326	129	58	1,830
Less:
Non-controlling Interests	–	–	24	–	–	24
Par Policyholders’ Income (Loss)	4	3	–	–	–	7
Preferred Share Dividends	–	–	–	–	120	120
Common Shareholders’ Net Income (Loss) – Operating Basis	795	515	302	129	(62)	1,679
Plus:
Fair value adjustments on share-based payment awards in MFS	–	–	(94)	–	–	(94)
Hedges in Canada that do not qualify for hedge accounting	(7)	–	–	–	–	(7)
Goodwill and intangibles impairment charges, restructuring, corporate transactions and other costs	–	(20)	–	–	(4)	(24)
Common Shareholders’ Net Income (Loss) – Reported Basis	788	495	208	129	(66)	1,554

For the Year Ended December 31, 2011 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	604	619	475	178	(115)	1,761
Impact of New Business	(16)	(161)	–	(76)	29	(224)
Experience Gains and Losses	3	(749)	–	(11)	(153)	(910)
Management Actions and Changes in Assumptions	(207)	(1,035)	–	16	(27)	(1,253)
Earnings on Operations (pre-tax)	384	(1,326)	475	107	(266)	(626)
Earnings on Surplus	216	141	(1)	70	(21)	405
Earnings before Income Taxes	600	(1,185)	474	177	(287)	(221)
Income Taxes	22	360	(176)	(33)	217	390
Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	622	(825)	298	144	(70)	169
Less:
Non-controlling Interests	–	–	28	–	–	28
Par Policyholders’ Income (Loss)	3	4	–	–	–	7
Preferred Share Dividends	–	–	–	–	100	100
Common Shareholders’ Net Income (Loss) – Operating Basis	619	(829)	270	144	(170)	34
Plus:
Fair value adjustments on share-based payment awards in MFS	–	–	(80)	–	–	(80)
Hedges in Canada that do not qualify for hedge accounting	(3)	–	–	–	–	(3)
Goodwill and intangibles impairment charges, restructuring, corporate transactions and other costs	(194)	(104)	(4)	(6)	(13)	(321)
Common Shareholders’ Net Income (Loss) – Reported Basis	422	(933)	186	138	(183)	(370)

Sources of Earnings	Sun Life Financial Inc. Annual Report 2012 165

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Dean A. Connor are independent directors.

James H. Sutcliffe, FIA(4)

Chairman,

Sun Life Financial Inc.

William D. Anderson, FCA(1)(4)

Corporate Director

Richard H. Booth, CPA, CLU, ChFC(1)(4)

Vice Chairman, Guy Carpenter &
Company, LLC

John H. Clappison, FCA(1)(4)

Corporate Director

Dean A. Connor

President & Chief Executive Officer,
Sun Life Financial Inc.

David A. Ganong, CM(1)(2)

President & Chief Executive Officer,
Ganong Bros. Limited

Martin J. G. Glynn(1)(2)

Corporate Director

Krystyna T. Hoeg, CA(3)(4)

Corporate Director

David W. Kerr, CA(2)(3)

Managing Partner, Edper Financial
Group

Idalene F. Kesner(2)(3)

Interim Dean and Associate Dean of Faculty
and Research and Frank P. Popoff Chair of
Strategic Management, Kelley School of
Business, Indiana University

Mitchell M. Merin(2)(3)

Corporate Director

Hugh D. Segal, CM(2)(3)

Senator, Parliament of Canada

Barbara G. Stymiest(3)(4)

Chair, Research In Motion Limited
(BlackBerry)

(1)	Member of Audit & Conduct Review Committee
(2)	Member of Governance, Nomination & Investment Committee
(3)	Member of Management Resources Committee
(4)	Member of Risk Review Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices are available in the 2013 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Dean A. Connor

President & Chief Executive Officer

Claude A. Accum

Executive Vice-President & Chief
Risk Officer

Carolyn D. Blair

Executive Vice-President,

Human Resources

Thomas A. Bogart

Executive Vice-President, Corporate

Development & General Counsel

Mary De Paoli

Executive Vice-President,

Public & Corporate Affairs and
Chief Marketing Officer

Kevin P. Dougherty

President, SLF Canada and

President, Sun Life Global Investments Inc.

Colm J. Freyne

Executive Vice-President &

Chief Financial Officer

Stephen C. Peacher

Executive Vice-President &

Chief Investment Officer

Mark S. Saunders

Executive Vice-President &

Chief Information Officer

Kevin D. Strain

President, SLF Asia

Westley V. Thompson

President, SLF U.S.

166 Sun Life Financial Inc. Annual Report 2012	Board of Directors and Executive Team

Subsidiary and Affiliate Companies of Sun Life Financial Inc.

As at December 31, 2012

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
Sun Life Assurance Company of Canada	Toronto, Canada	14,385	100%
Amaulico Fund Ltd.	Calgary, Canada		100%
Amaulico Ltd.	Calgary, Canada		100%
Annemasse Boisbriand Holdings L.P.	Manitoba, Canada		100%
BestServe Financial Limited	Hong Kong		100%
Buffett & Company Worksite Wellness Inc.	Whitby, Canada		100%
Country Lane Enterprises Ltd.	British Columbia, Canada		100%
PT. Sun Life Financial Indonesia	Jakarta, Indonesia	40	100%
PT. Sun Life Indonesia Services	Jakarta, Indonesia		100%
PT. CIMB Sun Life	Jakarta, Indonesia		49.4%
SL Investment Holdings 2008-1, LLC	Wellesley Hills, USA		100%
SL Investment PAR Holdings 2008-1, LLC	Wellesley Hills, USA		100%
SL Investment US-RE Holdings 2009-1, Inc.	Wellesley Hills, USA		100%
SLF of Canada UK Limited	Basingstoke, UK	888	100%
SLFC Holdings (UK) Limited	Quedgeley, UK	500	100%
Laurtrust Limited	Quedgeley, UK		100%
SLFC Assurance (UK) Limited	Quedgeley, UK	1,026	100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, UK	835	100%
Barnwood Property Group Limited	Quedgeley, UK		100%
Barnwood Properties Limited	Quedgeley, UK		100%
BHO Lease Company Limited	Channel Islands		100%
SLFC Investment Managers (UK) Limited	Quedgeley, UK		100%
SLFC Services Company (UK) Limited	Quedgeley, UK		100%
Sun Life Financial of Canada UK Limited	Basingstoke, UK		100%
Sun Life of Canada UK Holdings Limited	Basingstoke, UK		100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, UK		100%
Sun 211 Commerce, LLC	Delaware, USA		100%
Sun Broad Street Inline Shops Member, LLC	Wilmington, USA		100%
Sun Broad Street Inline Shops, LLC	Wilmington, USA		100%
Sun Broad Street Outparcel Shops, LLC	Wilmington, USA		100%
Sun Greenfield, LLC	Wellesley Hills, USA		100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	46	100%
Birla Sun Life Asset Management Company Limited	Mumbai, India		49%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada		100%
Sun Life (Luxembourg) Finance No. 2 Sàrl	Luxembourg, Luxembourg		100%
Sun Life and Health Insurance Company (U.S.)	Wellesley Hills, USA	65	100%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados		100%
Sun Life Capital Trust	Toronto, Canada		100%
Sun Life Capital Trust II	Toronto, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Beijing, People’s Republic of China		24.99%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	9	100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda	9	100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	69	100%
Birla Sun Life Insurance Company Limited	Mumbai, India		26%
Sun Life Financial Advisory Inc.	Montreal, Canada		100%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial Distributors (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial International Holdings (MC), LLC	Delaware, USA		100%
Sun Life Financial (Chile) S.A.	Las Condes, Chile		100%
Sun Life Financial Investment Services (Canada) Inc.	Waterloo, Canada		100%
Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda		100%

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2012 167

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
Sun Life Financial of Canada (U.K.) Overseas Investments Limited	Basingstoke, UK	627	100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Manila, Philippines		100%
Sun Life Grepa Financial, Inc.	Philippines		49%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines	606	100%
Sun Life Asset Management Company, Inc.	Manila, Philippines		100%
Sun Life Financial - Philippines Foundation, Inc.	Manila, Philippines		100%
Sun Life Financial Plans, Inc.	Manila, Philippines		100%
Sun Life Prosperity Dynamic Fund, Inc.	Manila, Philippines		100%
Sun Life Prosperity Money Market Fund, Inc.	Manila, Philippines		52.78%
Sun Life Financial Trust Inc.	Waterloo, Canada	101	100%
Sun Life Hong Kong Limited	Hong Kong	966	100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life India Service Centre Private Limited	Gurgaon, India		100%
Sun Life Information Services Canada, Inc.	Toronto, Canada		100%
Sun Life Information Services Ireland Limited	Waterford, Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Toronto, Canada	1,567	100%
SLI General Partner Limited	Toronto, Canada		100%
SLI Investments LP	Toronto, Canada		100%
6425411 Canada Inc.	Toronto, Canada		100%
Sun Life Investments LLC	Wellesley Hills, USA		100%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados		100%
Sun Sunset Plaza, LLC	Wilmington, USA		100%
6560016 Canada Inc.	Toronto, Canada		100%
Sun Life Reinsurance (Barbados) No. 2 Corp.	St. Michael, Barbados		100%
6965083 Canada Inc.	Toronto, Canada		100%
7037457 Canada Inc.	Toronto, Canada		100%
7647913 Canada Inc.	Toronto, Canada		100%
7647930 Canada Inc.	Toronto, Canada		100%
Sun Life Global Investments Inc.	Toronto, Canada	313	100%
Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.	Wellesley Hills, USA	2,564	100%
SL Investment 2007-1 ULC	Wellesley Hills, USA		100%
Sun Capital Advisers LLC	Wellesley Hills, USA		100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA	2,997	100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA	693	99.85%
Massachusetts Financial Services Company	Boston, USA	247	92.42%
1924 Capital Management, LLC	Delaware, USA		92.42%
MFS Development Funds, LLC	Delaware, USA		92.42%
MFS Fund Distributors, Inc.	Boston, USA		92.42%
MFS Heritage Trust Company	Boston, USA		92.42%
MFS Institutional Advisors, Inc.	Boston, USA		92.42%
3060097 Nova Scotia Company	Halifax, Canada		92.42%
MFS McLean Budden Limited	Toronto, Canada		92.42%
MFS International Singapore Pte. Ltd.	Singapore		92.42%
MFS International Ltd.	Hamilton, Bermuda		92.42%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Sao Paulo, Brazil		92.42%
MFS International (Hong Kong) Limited	Hong Kong		92.42%
MFS International (U.K.) Limited	London, UK		92.42%
MFS Investment Management Company (LUX) S.à.r.l.	Boston, USA		92.42%
MFS Investment Management K.K.	Tokyo, Japan		92.42%
MFS Service Center, Inc.	Quincy, USA		92.42%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA	2,717	100%
Dental Holdings, Inc.	Wellesley Hills, USA		100%
California Benefits Dental Plan	Santa Ana, USA		100%
Professional Insurance Company	Wellesley Hills, USA	54	100%
Sun Canada Financial Co.	Wellesley Hills, USA		100%

168 Sun Life Financial Inc. Annual Report 2012	Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Address of head or principal office	Book value of shares owned*	Per cent of voting shares owned by SLF
Sun Life Administrators (U.S.), Inc.	Wellesley Hills, USA		100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA	2,179	100%
7101 France Avenue Manager, LLC	Wellesley Hills, USA		100%
7101 France Avenue, LLC	Wellesley Hills, USA		100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%
Independence Life and Annuity Company	Wellesley Hills, USA	70	100%
SL Investment DELRE Holdings 2009-1, LLC	Wellesley Hills, USA		100%
SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA		100%
Sun Life Insurance and Annuity Company of New York	New York City, USA	438	100%
Sun MetroNorth, LLC	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA		100%
Sun Life Financial Distributors, Inc.	Boston, USA		100%
Sun Life Reinsurance (Barbados) No. 3 Corp.	Bridgetown, Barbados		100%
Sun Life Global Investments (Canada) Inc.	Toronto, Canada	27	100%
SL Finance 2007-1, Inc.	Wellesley Hills, USA		100%
Sun Life (Barbados) Holdings No. 1 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 2 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 4 Limited	St. Michael, Barbados		100%
Sun Life (Barbados) Holdings No. 5 Limited	St. Michael, Barbados		100%
Sun Life 2007-1 Financing Corp.	Toronto, Canada		100%
Sun Life (Luxembourg) Finance No. 1 Sàrl	Luxembourg, Luxembourg		100%
Sun Life Financial Global Funding III, L.P.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, U.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Global Funding III, L.L.C.	Wellesley Hills, USA		100%
Sun Life Financial Reinsurance (Barbados) Limited	St. Michael, Barbados		100%
2109578 Ontario Inc.	Toronto, Canada		100%
6183271 Canada Inc.	Toronto, Canada		100%
6183298 Canada Inc.	Toronto, Canada		100%
6324983 Canada Inc.	Toronto, Canada		100%
6828141 Canada Inc.	Toronto, Canada		100%
7720017 Canada Inc.	Toronto, Canada		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

Subsidiary and Affiliate Companies of Sun Life Financial Inc.	Sun Life Financial Inc. Annual Report 2012 169

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial Bermuda

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/bermuda

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

27/F Oxford House

Taikoo Place

979 King’s Road

Hong Kong

Tel: (852) 2918-3888

Website: sunlife.com

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon

Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-4356-9000

Website: birlasunlife.com

Birla Sun Life Asset Management

Company Limited

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,

14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

PT Sun Life Financial Indonesia

World Trade Centre, 8th Floor

JL Jend. Sudirman Kav. 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Customer Service Centre: (6221) 5289-0088

Website: sunlife.co.id

PT CIMB Sun Life

Wisma Metropolitan I, 3rd Floor

JL Jend. Sudirman Kav. 29

Jakarta, Indonesia 12920

Tel: (6221) 2994-2888

Customer Service Centre:

(6221) 5289-0018

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

#221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 844-1174

Website: sunlifegrepa.com

Vietnam

PVI Sun Life

22 Pham Ngoc Thach Street

Ward 6, District 3

Ho Chi Ming, Vietnam

Tel: (848) 6290-7090

website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-Free (Canada and U.S. only): 1-800-343-2829

Website: mfs.com

MFS McLean Budden

Head Office

145 King Street West, Suite 2525

Toronto, Ontario

Canada M5H 1J8

Tel: 416-862-9800

Website: mcleanbudden.com

Sun Life Global Investments (Canada) Inc.

Head Office

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

170 Sun Life Financial Inc. Annual Report 2012	Major Offices

Notes

Sun Life Financial Inc. Annual Report 2012 171

Notes

172 Sun Life Financial Inc. Annual Report 2012

CORPORATE AND SHAREHOLDER INFORMATION

FOR INFORMATION ABOUT THE SUN LIFE FINANCIAL GROUP OF COMPANIES, CORPORATE NEWS AND FINANCIAL RESULTS, PLEASE VISIT SUNLIFE.COM.

CORPORATE OFFICE

Sun Life Financial Inc. 150 King Street West Toronto, Ontario Canada M5H 1J9 Tel: 416-979-9966 Website: sunlife.com

INVESTOR RELATIONS

For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations Fax: 416-979-4080 E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from sunlife.com.

TRANSFER AGENT

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

Canadian Stock Transfer Company Inc. as agent for CIBC Mellon Trust Company P.O. Box 700 Station B

Montreal, Quebec Canada H3B 3K3 Within North America: Tel: 1-877-224-1760 Outside of North America: Tel: 416-682-3865 Fax: 1-888-249-6189 E-mail: inquiries@canstockta.com Website: www.canstockta.com Shareholders can view their account details using Canadian Stock Transfer’s Internet service, Answerline.® Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC 6201 15th Ave.

Brooklyn, NY 11219 Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars The Registry

34 Beckenham Road Beckenham, Kent United Kingdom BR3 4TU Within the U.K.: Tel: 0845-602-1587 Outside the U.K.: Tel: +44-20-8639-2064 E-mail: shareholder.services@capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited HSBC Stock Transfer 7/F, HSBC Centre 3058 Fifth Avenue West Bonifacio Global City Taguig City, 1634, Philippines From Metro Manila: Tel: PLDT 632-581-8111 GLOBE 632-976-8111 From the Provinces: 1-800-1-888-2422

Hong Kong

Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong Tel: 852-2862-8555 E-mail: hkinfo@computershare.com.hk

SHAREHOLDER SERVICES

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services: Fax: 416-598-3121 English E-mail: shareholderservices@sunlife.com French E-mail: servicesauxactionnaires@sunlife.com

DIVIDENDS

2013 Dividend dates

Common shares

Record Dates	Payment Dates
February 27, 2013	March 28, 2013
May 29, 2013*	June 28, 2013
August 28, 2013*	September 30, 2013
November 27, 2013*	December 31, 2013
*Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the Canadian Stock Transfer website, www.canstockta.com, or you can contact Canadian Stock Transfer to have a form sent to you.

Canadian Dividend Reinvestment and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, Canadian Stock Transfer at inquiries@canstockta.com.

STOCK EXCHANGE LISTINGS

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:

Series 1 – SLF.PR.A Series 2 – SLF.PR.B

Series 3 – SLF.PR.C Series 4 – SLF.PR.D

Series 5 – SLF.PR.E Series 6R – SLF.PR.F

Series 8R – SLF.PR.G Series 10R – SLF.PR.H

Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

2013 ANNUAL MEETING

The Annual Meeting will be held on: Date: Wednesday, May 8, 2013 Time: 3:30 p.m.

Place: Sun Life Financial Tower 150 King Street West (at University Avenue) 2nd Floor, Toronto, Canada

Sun Life Financial Inc. Annual Report 2012 173

Sun Life Financial

Life’s brighter under the sun

sunlife.com

As a provider of products and services that help customers achieve lifetime financial security, Sun Life Financial recognizes that environmental sustainability is critical to our overall well-being. The use of Forest Stewardship Council (FSC®) and recycled paper for this Annual Report resulted in the following savings:

trees

95 kg.

water-borne

waste

1,550 kg. solid waste

3,051 kg. greenhouse gases

51 mil. BTUs total energy

This report is printed on FSC® certified paper and contains 10 per cent recycled fibre. The fibre used in the manufacture of the paper stock comes from well-managed forests, controlled sources and recycled wood fibre.

FSC

www.fsc.org

MIX

Paper from responsible sources

FSC C101537

The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this report have been calculated and offset by Carbonzero.

Carbonzero

CERTIFIED

CZC-1531-2102-2012

SUN LIFE FINANCIAL INC. 2012 ANNUAL REPORT 150 KING STREET WEST, TORONTO, ONTARIO, CANADA M5H 1J9